UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. __)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Sekisui House Residential Toshi Hojin
(Name of Subject Company)

Sekisui House Residential Investment Corporation
(Translation of Subject Company’s Name into English (if applicable))

Japan
(Jurisdiction of Subject Company’s Incorporation or Organization)

Sekisui House Reit, Inc.
(Name of Person(s) Furnishing Form)

Investment Unit
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Yoshiya Sasaki
General Manager of IR & Financial Affairs Department
Sekisui House Asset Management, Ltd.
3-1-31 Minami-Aoyama, Minato-ku, Tokyo, Japan
(Telephone +81-3-5770-8969)
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) See Exhibit Index.

(b) Not applicable.

Item 2. Informational Legends

Included in the documents attached hereto as Exhibit 1, Exhibit 2, Exhibit 3 and Exhibit 4.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not applicable.

(3) Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

(1) Form F-X filed concurrently with the Commission on January 25, 2018.

(2) Not applicable.

2

Exhibit Index

Exhibit Number	Description
1	Notice Concerning Conclusion of a Merger Agreement between Sekisui House Reit, Inc. and Sekisui House Residential Investment Corporation

2	Notice Concerning Conclusion of a Merger Agreement between Sekisui House Investment Advisors, Ltd. and Sekisui House Asset Management, Ltd., Which Are the Asset Management Companies

3
Notice Concerning the Forecast of Operating Results and Distributions Subsequent to the Merger of Sekisui House Reit, Inc. and Sekisui House Residential Investment Corporation for the Fiscal Periods Ending October 31, 2018 and April 30, 2019

4
Notice Concerning Acquisition of Trust Beneficiary Interests in Domestic Real Estate and Leases (Prime Maison Shirokanedai Tower and Five Other Properties) and Sale and Cancellation of Leases (Esty Maison Machida and Eleven Other Properties)

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 PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Junichi Inoue
(Signature)

Junichi Inoue
Executive Director
Sekisui House Reit, Inc.
(Name and Title)

January 25, 2018
(Date)

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EXHIBIT 1

Notice Concerning Conclusion of a Merger Agreement
 between Sekisui House Reit, Inc. and Sekisui House Residential Investment Corporation

To unitholders in the United States:

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers may be residents of a foreign country. You may not be able to sue a foreign company or its officers in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

January 24, 2018

Real Estate Investment Trust Securities Issuer
Sekisui House Reit, Inc.
Representative	Junichi Inoue, Executive Director
(Securities Code: 3309)
Asset Management Company
Sekisui House Investment Advisors, Ltd.
Representative:	Junichi Inoue, President & Representative Director
Inquiries:	Atsuhiro Kida,
Director & General Manager
Management Division
TEL: +81-3-6447-4870 (main)

Real Estate Investment Trust Securities Issuer
Sekisui House Residential Investment Corporation
Representative:	Osamu Minami, Executive Director
(Securities Code: 8973)
Asset Management Company
Sekisui House Asset Management, Ltd.
Representative:	Osamu Minami,
President & Representative Director
Inquiries:	Yoshiya Sasaki, General Manager
IR & Financial Affairs Department
TEL: +81-3-5770-8973 (main)

Notice Concerning Conclusion of a Merger Agreement between Sekisui House Reit, Inc. and
Sekisui House Residential Investment Corporation

Sekisui House Reit, Inc. (“SHR”) and Sekisui House Residential Investment Corporation (“SHI,” and collectively with SHR, the “Two Investment Corporations”), today at their respective board of directors meetings, resolved to execute an absorption-type merger, with May 1, 2018 as the effective date, whereby SHR will be the surviving corporation and SHI will be the dissolving corporation in the merger (the “Investment Corporation Merger”), and today executed a merger agreement (the “Investment Corporation Merger Agreement”) to that effect as set forth below.

To unitholders in the United States:

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers may be residents of a foreign country. You may not be able to sue a foreign company or its officers in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

Disclaimer: This translation is for informational purposes only. If there is any discrepancy between the Japanese version of the English translation, the Japanese version shall prevail.

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1.	Purpose of the Investment Corporation Merger
The Japanese economy, due to improvements in the employment and income environment resulting from the government’s economic policies and the Bank of Japan’s monetary policies, continues on a path of gradual recovery, but many uncertainties regarding the global economy, including monetary policy in the U.S., political trends in the countries of Europe and the U.S., and geopolitical risks throughout the world, together with questions about the future direction of the Bank of Japan’s policy of quantitative and qualitative monetary easing, accompanied by negative interest rates and other factors affecting Japanese and overseas financial and capital markets, continue to require close scrutiny.
Against the backdrop of a favorable financing environment resulting from the monetary easing, investment activity in Japanese real estate continues at a brisk pace, but at the same time, in the Tokyo Stock Exchange, Inc. (the “Tokyo Stock Exchange”) Real Estate Investment Trust Securities Market (the “ Tokyo Stock Exchange REIT Market”), against the backdrop of an outflow of funds from J-REIT specialized investment trusts, since around March 2017, the Tokyo Stock Exchange REIT Index and the Tokyo Stock Exchange REIT Market overall has been weak. Furthermore, with the Nikkei Stock Average hitting its highest level since the collapse of the economic bubble and the stock market exhibiting a bullish tone, it may be that, in reaction to this, the flow of money back into the Tokyo Stock Exchange REIT Market is showing some weakness.
In addition to these economic trends, in the current environment of decreasing investment returns resulting from the rise in real estate prices, it is essential to ensure stability and growth for the long-term enhancement of unitholder value, and in the Tokyo Stock Exchange REIT Market, we believe that this means achieving an asset scale of a certain size and ensuring flexible asset management.

The asset management companies of the Two Investment Corporations (the asset management company of SHR is Sekisui House Investment Advisors, Ltd. (“SHIA”), and the asset management company of SHI is Sekisui House Asset Management, Ltd. (“SHAM,” and collectively with SHIA, the “Two Asset Management Companies”) are each wholly-owned subsidiaries of Sekisui House, Ltd. (“Sekisui House”), and receiving support from the Sekisui House Group (comprised of Sekisui House and its 269 consolidated subsidiaries and its 26 affiliates accounted for by the equity method (as of July 31, 2017)), have each built track records in asset management.
SHR was listed on the Tokyo Stock Exchange REIT Market in December 2014 as an investment corporation focused on investment in commercial properties including office buildings, hotels and retail properties. etc., and since beginning investment activities with a portfolio of 3 properties having an acquisition price totaling 114.3 billion yen, now has an investment record spanning 6 fiscal periods. In Japan, where earthquakes, typhoons and other natural disasters have been frequent, SHR, understanding that the demand of tenants for sustainable bases of operation for their businesses is increasing, has designated commercial properties in locations fulfilling those needs (“Strategic Locations”) or having high functionality (“High Quality”) as “Prime Properties” and made them its core investment targets. Utilizing pipeline support from Sekisui House, SHR has grown its portfolio to 6 properties with a total acquisition price of 200.7 billion yen, which it has financed through 3 capital increases by means of public offerings.
SHI was listed on the Tokyo Stock Exchange Real Estate Investment Trust Securities Market in July 2005 as Joint REIT Investment Corporation, focused on investment in residential properties and commercial facilities, and since beginning investment activities with a portfolio of 16 properties having a total acquisition price of 41.3 billion yen, now has an investment record spanning 24 fiscal periods. In March 2010, a joint structure was established with Sekisui House becoming a sponsor and Spring Investment Co., Ltd. (“Spring Investment”) as a joint sponsor, and in June 2010, the corporation’s corporate name was changed to “Sekisui House SI Investment Corporation”. Thereafter, the corporation’s articles of incorporation were changed to make residential properties the sole target of investment, and in June 2014, in order to give a strong appeal to the change in investment target, the corporate name was changed to “Sekisui House SI Residential Investment Corporation”. In March 2017, Sekisui House acquired the shares in SHAM held by Spring Investment, with Sekisui House thus becoming the wholly-owning parent company of SHAM. In conjunction with this transition to a single sponsor structure with Sekisui House becoming the sole sponsor, in June 2017, SHI made a partial amendment to its articles of incorporation and changed its corporate name to “Sekisui House Residential Investment Corporation”. SHI has made building a portfolio that centers on high quality rental residential properties planned and developed by Sekisui House Group its basic strategy, and has registered steady growth based primarily on the acquisition of properties through the ongoing support of the Sekisui House Group; in the approximately 12 years since it was listed, it has grown its portfolio to 113 properties with a total acquisition price of 206.9 billion yen, which it has financed through 7 capital increases by means of public offerings.

Disclaimer: This translation is for informational purposes only. If there is any discrepancy between the Japanese version of the English translation, the Japanese version shall prevail.

2

The Two Investment Corporations have worked to expand their assets and secure stable returns by utilizing their respective strengths with the aim of long-term enhancement of unitholder value. However, of the 11 REITs in the office REIT (Note) sector, SHR ranks 7th, and having small asset size and a small number of properties, diversification has been insufficient. Of the 8 REITs in the residential REIT (Note) sector, SHI ranks 4th, but its overall asset scale and the size of each individual property is small, and the speed of its asset growth has been gradual. The Two Investment Corporations see these factors, respectively, as the current challenges confronting them. In these circumstances, as one approach in order to meet the challenges facing them, and to build portfolios with stability of returns and growth potential and to conduct their operations with the flexibility needed to contribute to the long-term enhancement of unitholder value, the Two Investment Corporations agreed to initiate discussions about a possible merger of the two corporations and together exhaustively examined that possibility. As a result, they reached the conclusion that expanding the scale of their assets and increasing their market presence through a merger of the Two Investment Corporations, and improving the opportunity for growth by utilizing the integrated corporate strength of the Sekisui House Group, thereby securing strong returns and stability and growth of distributions through the steady increase of assets under management, would be their best strategy for maximizing unitholder value; accordingly, today the Two Investment Corporations concluded the Investment Corporation Merger Agreement.
Note:
An “office REIT” refers to a Tokyo Stock Exchange REIT Market-listed J-REIT where 90% or more of its Portfolio consists of office buildings on an asset scale basis, and a “residential REIT” refers to a Tokyo Stock Exchange REIT Market-listed J-REIT where 90% or more of its portfolio consists of residential buildings on an asset scale basis. The rankings of the Two Investment Corporations were based on total acquisition price indicated on the latest announced financial information for all REITs, including the Two Investment Corporations, as of January 19, 2018.

The Two Investment Corporations believe that their merger will have the following significance.

(1) Creation of a highly stable diversified REIT having high quality residential properties and office buildings as its core assets
The surviving corporation in the Investment Corporation Merger (“New SHR”) will have residential properties and commercial properties including office buildings and hotels as its main investment targets, placing priority on Prime Properties, which it defines as high quality residential properties and commercial properties in strategic locations. (Note)
New SHR will continue to position and invest in residential buildings, which form people’s bases of living, and office buildings, which form the bases of operation for businesses, as the core assets of the portfolio, and will engage in investment in hotels with growth prospects; by doing so the company will aim to build a portfolio characterized by both high stability and high quality.
Note:  SHR calls commercial properties that either are in locations that meet the needs of tenants for “sustainable bases of operation” for their businesses (strategic locations) or have high functionality (high quality) such as convenience, “Prime Properties,” but New SHR designates a residential property or commercial property, which is situated in a location suitable for tenants’ “bases for sustainable living” or for tenants’ “sustainable bases of operation” (strategic locations), with these locations further having high basic efficiency as residences in terms of comfort and safety or the functionality which tenants seek, (high quality) “Prime Properties,” and in conjunction with the Investment Corporation Merger, thus expands the applicability of “Prime Properties” to also include residential properties while at the same time repositioning it as a concept comprising both strategic location and high quality.

Disclaimer: This translation is for informational purposes only. If there is any discrepancy between the Japanese version of the English translation, the Japanese version shall prevail.

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(2) Increase of varied growth opportunities by utilizing the integrated corporate strength of the Sekisui House Group
It can be expected that the Investment Corporation Merger will enhance external growth potential from an increase in investment opportunities due to increased asset size and an expansion of the usage types of target investments. In addition, by continuing to utilize to the fullest extent the solid support of the Sekisui House Group in terms of both growth and stability, which has always been the strength of the Two Investment Corporations, New SHR will aim for stable income and asset growth. Also, as outlined below, while on the one hand acquiring assets from Sekisui House in conjunction with the Investment Corporation Merger (the “Asset Acquisition”), New SHR intends also to sell such assets to third parties in the case where maintenance and repair costs are expected to increase (collectively with the Asset Acquisition, the “Asset Replacement”) so as to raise the overall quality of its portfolio.

(3) Greater market presence due to an increase in the scale of assets
The asset scale subsequent to the Investment Corporation Merger and the Asset Replacement is projected to be 113 properties having a total acquisition price of 439.8 billion yen (tentative), which we believe will be sufficient to increase New SHR’s presence in the REIT market. We also believe the increase in asset scale will improve the valuation and credit ratings of the New SHR.

Sekisui House, the sponsor of the Two Investment Corporations, strives for the creation of residences and environments rich in humanity, aiming to be a “company which is a living environment creator” contributing to building a society where everyone can live comfortably, and the Two Investment Corporations have always shared this corporate philosophy in carrying out their operations.
Subsequent to the merger of the Two Investment Corporations, New SHR, keeping in mind the philosophy of Sekisui House, will primarily target “residential properties” including residential buildings and other assets, and “commercial properties”, including office buildings and hotels which fall under “High Quality” Prime Properties situated in “Strategic Locations” and will pursue a growth strategy leveraging to the fullest the real estate development and management capabilities of the Sekisui House Group. In addition, it will strive to make it possible for its unitholders, tenants and all other stakeholders to move forward together while aiming to “provide high quality social capital” and “maximization of unitholders value” through asset management seeking medium and long-term income stability and a steady increase of managed assets.

We believe that following the Investment Corporation Merger, the benefits from the merger will become apparent in the greater stability of the investment unit price owing to an increase in distributions made possible through internal and external growth and improved liquidity.
In regard to the Asset Replacement mentioned above, as stated in the “Notice Concerning Acquisition of Trust Beneficiary Interests in Domestic Real Estate and Leases (Prime Maison Shirokanedai Tower and Five Other Properties) and Sale and Cancellation of Leases (Esty Maison Machida and Eleven Other Properties)” released today by the Two Investment Corporations, New SHR expects to sell to third parties, from among the assets held by SHI, 12 residential properties which are old, and for which the cost of future repair and maintenance is expected to increase, for an anticipated sale price totaling 16.4 billion yen and also acquire from Sekisui House 6 residential properties at an expected acquisition price of 25.3 billion yen, thereby improving the overall quality of its portfolio.
As stated in the “Notice Concerning Conclusion of a Merger Agreement between Sekisui House Investment Advisors, Ltd. and Sekisui House Asset Management, Ltd., Which Are the Asset Management Companies” released today by the Two Investment Corporations, in order to provide for the effective management of the assets held by New SHR, the Two Asset Management Companies have agreed to execute an absorption-type merger (the “Asset Management Company Merger”) with May 1, 2018 as the effective date, subject to the Investment Corporation Merger taking effect, whereby SHIA will be the surviving company and SHAM will be the dissolving company in the merger, and today executed a merger agreement to that effect.

Disclaimer: This translation is for informational purposes only. If there is any discrepancy between the Japanese version of the English translation, the Japanese version shall prevail.

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2.	Overview of the Investment Corporation Merger
(1)	Schedule of the Investment Corporation Merger
SHR
Board of Directors meeting to approve the Investment Corporation Merger Agreement Date of conclusion of the Investment Corporation Merger Agreement	January 24, 2018
Date for announcing the record date for the general meeting of unitholders	January 25, 2018	(tentative)
Record date for the general meeting of unitholders	February 9, 2018	(tentative)
Date of general meeting of unitholders	March 27, 2018	(tentative)
Record date for splitting the investment units	April 30, 2018	(tentative)
Effective date for splitting the investment units	May 1, 2018	(tentative)
Effective date of the Investment Corporation Merger
Registration date of the Investment Corporation Merger	Early May 2018	(tentative)
Note:  SHR plans to split one investment unit into two investment units with April 30, 2018 as the record date for splitting the investment units and May 1, 2018 as the effective date (the “Investment Unit Split”). Please refer to (3) Note 2 below for more detail.
SHI
Board of Directors meeting to approve the Investment Corporation Merger Agreement Date of conclusion of the Investment Corporation Merger Agreement	January 24, 2018
Date for announcing the record date for the general meeting of unitholders	January 25, 2018	(tentative)
Record date for the general meeting of unitholders	February 9, 2018	(tentative)
Date of general meeting of unitholders	March 27, 2018	(tentative)
Date of delisting	April 25, 2018	(tentative)
Effective date of the Investment Corporation Merger	May 1, 2018	(tentative)
Registration date of Investment Corporation Merger	Early May 2018	(tentative)

(2)	Form of the Merger
SHR will be the surviving corporation under an absorption-type merger and SHI will be dissolved in the Investment Corporation Merger.

(3)	Allocation of Investment Units under the Investment Corporation Merger
	SHR (Surviving corporation in the absorption-type merger)	SHI (Dissolving corporation in the absorption-type merger)
Allocation of investment units under the Investment Corporation Merger	1	1.65
		(Reference) Prior to taking into consideration the Investment Unit Split 0.825
Note 1:
The number of New SHR investment units to be issued as a result of the Investment Corporation Merger (the number of units after taking into account the Investment Unit Split of SHR): 1,824,091 investment units.

Note 2:
SHR plans to split one investment unit into two investment units with April 30, 2018 as the record date for splitting the investment units and May 1, 2018 as the effective date; the allocation ratio shown above and the number of new investment units SHR will allocate and deliver are subject to the Investment Unit Split taking effect. The merger ratio prior to taking into consideration the Investment Unit Split is SHI 0.825 to SHR 1; however, on the basis of that ratio, against 1 SHI investment unit, 0.825 SHR investment units would be allocated and delivered, and this would result in many SHI unitholders being allocated a fraction of less than one SHR investment unit. Accordingly, in order to deliver to all SHI unitholders at least one SHR investment unit and make it possible for them to continue holding SHR investment units after the Investment Corporation Merger, a split of the investment units will be carried out in the ratio of 2 investment units to 1 SHR investment unit, and for every 1 SHI investment unit, 1.65 post-Investment Unit Split SHR investment units will be allocated and delivered. For more details on the Investment Unit Split, please refer to the “Notice Concerning a Split of Investment Units,” which SHR released today.

Disclaimer: This translation is for informational purposes only. If there is any discrepancy between the Japanese version of the English translation, the Japanese version shall prevail.

5

Note 3:
As a result of allocating 1.65 SHR investment units to SHI unitholders for each SHI investment unit held, fractions of less than one investment unit will occur in the number of investment units that must be delivered. Those fractional units of less than one share will be sold through market transactions, and the proceeds from the sales will be delivered to the unitholders allocated fractional shares in accordance with the fraction pursuant to the provisions of Article 88 of the Act on Investment Trusts and Investment Corporations (Act No. 198 of 1951, including subsequent amendments, the “Investment Trust Act”).

Note 4:
In addition to the abovementioned investment units, SHR intends to pay SHI unitholders (the unitholders stated or recorded in the final unitholders register on the day prior to the effective date of the Investment Corporation Merger (excluding the SHI unitholders who demanded the purchase of their investment units pursuant to the provisions of Article 149-3 of the Investment Trust Act (excluding those unitholders who retracted such purchase demand) hereinafter referred to as the “Unitholders Subject to Allocation”), or the registered pledgees of investment units held in lieu of the cash distributions for the business period of SHI’s final term, a merger consideration in the form of cash distribution based on SHI’s distributable income for that same period in an amount (dropping any fractions of a yen) which is the quotient resulting from dividing the amount of SHI’s distributable income on the date prior to the effective date of the merger by the number of issued SHI investment units on that date reduced by the number of investment units held by unitholders other than the Unitholders Subject to Allocation) within a reasonable period from the effective date of the Investment Corporation Merger. Details will be notified as soon as they are finalized.
In addition, SHI will put before a general meeting of its unitholders, which is scheduled to be held on March 27, 2018, a proposal for an amendment of its articles of incorporation with a view to changing its accounting periods from the current March 31 and September 30 to April 30 and October 31. If the aforementioned amendment is approved in the general meeting of the unitholders, the last period before the effective date of the Investment Corporation Merger is expected to be a seven-month business period from October 1, 2017 to April 30, 2018, and cash distributions with March 31, 2018 as the record date will not be distributed (as mentioned above, a merger consideration in the form of cash distributions based on SHI’s distributable income for that same period will be paid).

(4)	Changes to the Articles of Incorporation of the Surviving Corporation
Based on the Investment Corporation Merger, in order to transform itself, as New SHR, into a “diversified REIT” with a high degree of stability having as its core assets high-quality “residential and office buildings,” SHR plans to put before a general meeting of its unitholders, which is scheduled for March 27, 2018, a resolution, subject to the Investment Corporation Merger becoming effective, for an amendment of its articles of incorporation (the “Amendment of the Articles of Incorporation”) with a view to establishing new investment policies and investment targets. Further, regardless of whether the Investment Corporation Merger will become effective, a Merger Fee will be stipulated in the Amendment of the Articles of Incorporation as a new management fee to the asset management company. Please refer to Attachment 1 for details of the Amendment of the Articles of Incorporation.
New SHR will, promptly upon the Amendment of the Articles of Incorporation taking effect, file a notification pursuant to Article 191 of the Investment Trust Act.

Disclaimer: This translation is for informational purposes only. If there is any discrepancy between the Japanese version of the English translation, the Japanese version shall prevail.

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(5)	Principal Conditions of the Investment Corporation Merger
The Investment Corporation Merger is subject to the following conditions precedent being satisfied as of the date prior to its effective date: (i) that approvals by the general unitholders’ meetings of the Two Investment Corporations, the procedures in accordance with other relevant laws and regulations, and the receipt of approvals and authorizations considered necessary for the implementation of the matters planned in regard to or related to the Investment Corporation Merger have been obtained and/or completed; (ii) that there have been no breaches of agreements, violations of financial covenants or overdue payments of monetary liabilities (including taxes and public charges) by either of the Two Investment Corporations (excluding, however, any minor items); (iii) that there has been no occurrence of an event of acceleration, suspension of payment or inability to pay debts by either of the Two Investment Corporations; (iv) that subsequent to the implementation and effectiveness of the Investment Corporation Merger, consents covering the basic terms and conditions of loans have been received in advance from all financial institutions lending to either SHR or SHI , and those consents have not been rescinded; (v) that each of the Two Investment Corporations has reasonably confirmed that it is not required to file a registration statement on Form F-4 in regard to the Investment Corporation Merger under the Securities Act of the United States; (vi) that no petition for commencement of bankruptcy proceedings, commencement of civil rehabilitation proceedings or commencement of other similar legal insolvency proceedings has been filed against either SHR or SHI; (vii) that no revocation of registrations, suspension of all or part of operations or other administrative disposition which could cause serious impediment to or have a serious adverse impact on the execution of the Investment Corporation Merger has been taken by a supervisory government agency against either of the Two Investment Corporations or either of the Two Asset Management Companies; (viii) that each of the amendment agreements for the pipeline support agreement (meaning the amendment agreements concluded by SHI by the effective date to the effect that, even with the termination of the asset management agreement between SHI and SHAM, subsequent to the effective date, each Pipeline Support Agreement (as defined below) between SHR and SHIA and, respectively, each of the Pipeline Support Companies (as defined below) can continue) has been lawfully and validly executed, and that, subsequent to the effective date, each of the exclusive right to negotiate agreements (the “Pipeline Support Agreements”) between SHI and SHAM with each of the Pipeline Support Companies (as defined below) will remain legally in force between SHR and SHIA with, respectively, each of Sekiwa Real Estate, Ltd., Sekiwa Real Estate Kansai, Ltd., Sekiwa Real Estate Kanto, Ltd., Sekiwa Real Estate Kyushu, Ltd., Sekiwa Real Estate Chugoku, Ltd., Sekiwa Real Estate Chubu, Ltd. and Sekiwa Real Estate Tohoku, Ltd. (the “Pipeline Support Companies”); and (ix) that the cancellations, subject to the Investment Corporation Merger becoming effective, on its effective date of the asset management agreement and the institutional operations administration agreement between SHI and SHAM, the asset custody agreement with the asset custody company, the general administrative services agreement with the general administrative services provider (excluding, however, the agreement with the general administrative services provider, The Bank of Tokyo-Mitsubishi UFJ, Ltd., in regard to the investment corporation bonds), the exclusive right to negotiate agreement among SHI, SHAM and Sekisui House and the auditing agreement with the financial auditor (excluding the part of the audit pertaining to the audit of SHI’s financial statements required pursuant to the Financial Instruments and Exchange Act (Act No. 25 of 1948, including subsequent amendments) in regard to the business term, making April 30, 2018 the changed accounting term of SHI on the basis of the proposal to change SHI’s articles of incorporation), the agreements ancillary to the foregoing agreements and other agreements as separately stipulated by agreement of the Two Investment Corporations have been agreed to by the parties to the agreements on terms reasonably judged satisfactory by SHI.
On the date prior to the effective date of the Investment Corporation Merger, if any of the above conditions precedent to the Investment Corporation Merger has not been satisfied, or if it becomes clear that any of the above conditions precedent to the Investment Corporation Merger will not be fulfilled by the date prior to the effective date of the Investment Corporation Merger, SHR or SHI, in advance of the effective date, may cancel the Investment Corporation Merger Agreement by giving notice in writing to the other party without incurring any liability or payment obligation against the other party (this does not include, however, liabilities or payment obligations arising from a breach of any of the other provisions of the Investment Corporation Merger Agreement), except in the case where the conditions precedent cannot be satisfied due to a cause attributable to the cancelling party itself, a related party or its asset management company; provided, however, that even if (ix) above is not satisfied, SHI may not cancel the Investment Corporation Merger Agreement.

Disclaimer: This translation is for informational purposes only. If there is any discrepancy between the Japanese version of the English translation, the Japanese version shall prevail.

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3.	Basis for Calculation of the Allocation of Investment Units under the Investment Corporation Merger
(1)	Basis for Calculation
SHR has appointed Nomura Securities Co., Ltd. (“Nomura Securities”), and SHI has appointed Mizuho Securities Co., Ltd. (“Mizuho Securities”), respectively, as their financial advisors for the Investment Corporation Merger and requested them to calculate the merger ratio.
The summaries of the calculations made by Nomura Securities and Mizuho Securities each indicate figures prior to taking into account the Investment Unit Split, by SHR, of one investment unit into two investment units as mentioned in “2. Overview of the Investment Corporation Merger (3) Allocation of Investment Units under the Investment Corporation Merger” above.

Because the investment units of the Two Investment Corporations are both listed on the Tokyo Stock Exchange and there is a market price for the units, Nomura Securities used average market investment unit price analysis, and because there are multiple companies comparable to each of the Two Investment Corporations and an analogical estimate based on comparable investment corporations is possible, it also used a comparable investment corporation analysis; in order to reflect the state of future business operations in the calculations, Nomura Securities made a discounted cash flow analysis (“DCF Analysis”), and in order to also reflect in its estimations the amount of the impact of fair value and realizable value on net assets, it also used the adjusted net asset method in its calculations. A summary of Nomura Securities’ calculations is shown below. The range of values for the merger ratio shown indicates the range of estimates for SHI when the value for one SHR investment unit is considered to be 1.
In its average market investment unit price analysis, Nomura Securities used the simple arithmetic average of the closing prices on the calculation base date, which was set as January 23, 2018, the five business days preceding the calculation base date, the one-month period preceding the calculation base date, the three-month period preceding the calculation base date, and the six-month period preceding the calculation base date. For details in the supplemental explanation regarding the assumptions and disclaimers of Nomura Securities’ analysis, please refer to Note 1 at the end of this press release.
In the future profit plans of the Two Investment Corporations, which formed the bases for Nomura Securities’ DCF analysis, there were no fiscal periods in which major changes in profits were projected.

Valuation Method	Range of Merger Ratio
Average Market Investment Unit Price analysis	0.850 ~ 0.859
Comparable Investment Corporation Analysis	0.801 ~ 1.006
DCF Analysis	0.785 ~ 0.846
Adjusted Net Asset Method	0.780

In performing its analysis, Mizuho Securities reviewed the financial information of the Two Investment Corporations, in addition to reviewing the terms and conditions of the Investment Corporation Merger. Because the investment units of the Two Investment Corporations are listed on the Tokyo Stock Exchange and market investment unit prices are publicly available, Mizuho Securities used a market investment unit price analysis, and because there are multiple listed investment corporations that are comparable to each of the Two Investment Corporations and an analysis based on comparable investment corporations is possible, it also conducted a comparable investment corporation analysis; in addition Mizuho Securities conducted the dividend discount model as a method of analysis (“DDM Analysis”) of the investment unit value based on dividends that unitholders of the Two Investment Corporations could be expected to receive in the future, and for the purpose of reflecting the market value of assets held by each corporation, also used the adjusted net asset value approach.
The calculated ranges of the merger ratio shown below are the range of the number of SHR investment units to be allocated for each investment unit of SHI. In performing the investment unit price analysis, Mizuho Securities adopted January 23, 2018 as the reference date and reviewed the closing investment unit price on the reference date and the average of the closing investment unit prices during most recent week, the most recent month, the most recent three months and the most recent six months, each ending on the reference date.

Disclaimer: This translation is for informational purposes only. If there is any discrepancy between the Japanese version of the English translation, the Japanese version shall prevail.

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For details in the supplemental explanation regarding the assumptions and disclaimers of Mizuho Securities’ analysis, please refer to Note 2 at the end of this press release.
In the future profit plans of the Two Investment Corporations which formed the bases for Mizuho Securities’ DDM Analysis, there were no fiscal periods in which significant changes in profits were projected.

Valuation Method	Range of Merger Ratio
Investment Unit Price Analysis	0.850 ~ 0.859
Comparable Investment Corporation Analysis	0.804 ~ 0.968
Dividend Discount Model	0.539 ~ 0.988
Adjusted Net Asset Value Approach	0.781

(2)	Background to the Calculations
As a result of discussions and negotiations over an extended period comprehensively taking into consideration such factors as the financial performance and state of the assets and liabilities of each of the Two Investment Corporations, their future business prospects, the merits of the Investment Corporation Merger and the results of the analyses performed by their respective financial advisors, the Two Investment Corporations, having determined that the above merger ratios are appropriate, concluded the Investment Corporation Merger Agreement.

(3)	Relationships with the Institutions Which Performed the Calculations
Neither Nomura Securities nor Mizuho Securities falls under a related party of the Two Investment Corporations as defined in Article 67, paragraph 4 of the Ordinance on Accounting at Investment Corporations (Cabinet Office Ordinance No. 47 of 2006, including subsequent amendments) and neither has any material interests that must be indicated with respect to the Investment Corporation Merger.

(4)	Prospects and Reasons for Delisting
The Investment Corporation Merger is planned to be executed in the form of an absorption-type merger whereby SHR will be the surviving corporation and SHI will be dissolved in accordance with Article 143(iv) of the Investment Trust Act. The investment units issued by SHI are expected to be delisted on April 25, 2018, three business days prior to the effective date of the Investment Corporation Merger, in accordance with the delisting criteria stipulated by the Tokyo Stock Exchange. As consideration for the Investment Corporation Merger, each of SHI’s unitholders will be allocated new SHR investment units according to the number of SHI investment units they hold, thus becoming SHR unitholders, and because SHR investment units are listed on the Tokyo Stock Exchange, those unitholders will continue to have the opportunity to trade their investment units on the Tokyo Stock Exchange.

(5)	Measures to Ensure Fairness
i.	The propriety of the Investment Corporation Merger and measures to ensure fairness in the process of consideration of the merger ratio
In the course of their consideration of the Investment Corporation Merger, the Two Investment Corporations reported on a timely basis the status of their considerations to the board of directors of each of the investment corporations, with each board being composed of the investment corporation’s executive director and two supervisory directors, whose independence from the asset management companies is ensured in terms of the Investment Trust Act, and all material matters of their considerations were deliberated and approved by their respective board of directors.

Disclaimer: This translation is for informational purposes only. If there is any discrepancy between the Japanese version of the English translation, the Japanese version shall prevail.

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In addition, SHR appointed Anderson Mori & Tomotsune, and SHI appointed Ito and Mitomi Law Office as their respective legal advisors for the Investment Corporation Merger, and they each received advice concerning the methodology and process relating to the procedures and decision-making process for the Investment Corporation Merger.

ii.	Measures to ensure fairness in the calculation of the merger ratio
As discussed in (1) through (3) above, each of the Two Investment Corporations requested its respective financial advisor to perform a financial analysis in regard to the merger ratio and the merger ratio was determined by comprehensively taking into account the results of such analyses together with other factors.
SHR, in order to ensure the fairness of the Investment Corporation Merger and for the benefit of its shareholders, obtained from Nomura Securities, an independent third-party financial advisor, a written merger ratio calculation report providing an analysis from a financial perspective based on certain assumptions in regard to the allocation under the Investment Corporation Merger.
On the basis of the foregoing, SHR’s board of directors concluded that sufficient steps had been taken to ensure the fairness of the Investment Corporation Merger.
SHI, for its part, in order to ensure the fairness of the Investment Corporation Merger and for the benefit of its shareholders, obtained from Mizuho Securities, an independent third-party financial advisor, a written merger ratio calculation report providing an analysis from a financial perspective based on certain assumptions in regard to the allocation under the Investment Corporation Merger.
On the basis of the foregoing, SHI’s board of directors concluded that sufficient steps had been taken to ensure the fairness of the Investment Corporation Merger.
The Two Investment Corporations did not, however, obtain written opinions (so-called “fairness opinions”) from their respective financial advisors to the effect that the merger ratio is reasonable from a financial perspective for their respective unitholders.

iii.	Engagement of an independent advisor
SHI, in order to receive advice when considering the Investment Corporation Merger, as well as other support for the implementation of the Investment Corporation Merger, in addition to the independent third-party financial advisor mentioned in (ii) above, from which it requested the calculation of the merger ratio, also engaged SMBC Nikko Securities Inc. (“SMBC Nikko Securities”) as an independent advisor. SHI did not, however, obtain a written merger ratio calculation report or a fairness opinion from SMBC Nikko Securities.

4.	Outline of the Parties to the Investment Corporation Merger
		Surviving corporation in the absorption-type merger	Dissolving corporation in the absorption-type merger
(1)	Name	Sekisui House Reit, Inc.	Sekisui House Residential Investment Corporation
(2)	Address of headquarters	1-6-6 Motoakasaka, Minato-ku, Tokyo	3-1-31 Minami-Aoyama, Minato-ku, Tokyo
(3)	Executive director	Junichi Inoue	Osamu Minami
(4)	Total capital	110,189 million yen	98,633 million yen
(5)	Date of incorporation	September 8, 2014	April 20, 2005
(6)	Total number of investment units issued	969,000 units	1,105,510 units
(7)	Accounting terms	April, October	March, September (Note 1)
(8)	Principal assets under management	Real estate trust beneficiary interests	Real estate trust beneficiary interests

Disclaimer: This translation is for informational purposes only. If there is any discrepancy between the Japanese version of the English translation, the Japanese version shall prevail.

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		Surviving corporation in the absorption-type merger		Dissolving corporation in the absorption-type merger
(9)	Main banks	The Bank of Tokyo-Mitsubishi UFJ, Ltd., Sumitomo Mitsui Banking Corporation, Mizuho Bank, Ltd., Sumitomo Mitsui Trust Bank, Ltd.		Mizuho Bank, Ltd., Sumitomo Mitsui Banking Corporation, The Bank of Tokyo-Mitsubishi UFJ, Ltd., Mizuho Trust & Banking Co., Ltd.
(10)	Major unitholders and ratio of investment units held (Note 2)	Japan Trustee Services Bank, Ltd. (trust account)		25.31%	Japan Trustee Services Bank, Ltd. (trust account)		26.17%
		The Master Trust Bank of Japan, Ltd. (trust account)		13.24%	The Master Trust Bank of Japan, Ltd. (trust account)		11.17%
		Sekisui House, Ltd.		6.72%	The Nomura Trust and Banking Co., Ltd. (investment account)		3.80%
		Trust & Custody Services Bank, Ltd. (securities investment trust account)		5.20%	Sekisui House, Ltd.		3.52%
		The Nomura Trust and Banking Co., Ltd. (investment account)		3.68%	Trust & Custody Services Bank, Ltd. (securities investment trust account)		2.49%
(11)	Operating results for the last three business terms
		SHR			SHI
Accounting term		Oct. 2016	Apr. 2017	Oct. 2017	Sept. 2016	Mar. 2017	Sept. 2017
	Operating revenue	4,059	4,144	4,580	6,693	6,919	6,916
	Operating income	2,664	2,704	2,987	2,739	3,060	3,001
	Ordinary income	2,321	2,381	2,626	2,193	2,502	2,494
	Net income	2,320	2,380	2,625	2,192	2,501	2,493
	Net income per unit (yen)	2,634	2,663	2,737	2,153	2,288	2,255
	Distribution per unit (yen)	2,596	2,663	2,710	2,145	2,234	2,255
	Net assets per unit (yen)	114,498	114,565	116,424	89,668	91,648	91,669
	Net assets	102,361	102,421	112,815	91,292	101,318	101,341
	Total assets	189,257	189,627	207,142	203,257	210,166	210,009
(Unit: millions of yen unless otherwise noted)
(12)	Asset management company	Sekisui House Investment Advisors, Ltd.		Sekisui House Asset Management, Ltd.
(13)	Address of asset management company	1-6-6 Motoakasaka, Minato-ku, Tokyo		3-1-31 Minami-Aoyama, Minato-ku, Tokyo
(14)	Name and title of representative of asset management company	Junichi Inoue, President & Representative Director		Osamu Minami, President & Representative Director
(15)	Relationship between the parties
	Capital relationship	Between the parties to the Investment Corporation Merger and the Two Asset Management Companies, there are no capital relationships that need to be noted.
	Personal relationship	Between the parties to the Investment Corporation Merger and the Two Asset Management Companies, there are no personal relationships that need to be noted.
	Business relationship	Between the parties to the Investment Corporation Merger and the Two Asset Management Companies, there are no business relationships that need to be noted.
	Status as a related party
The parties to the Investment Corporation Merger do not fall under related parties. The Two Asset Management Companies are both wholly-owned subsidiaries of Sekisui House and have the same parent company; accordingly, they mutually fall under related parties.

Note 1:  SHI plans to put before a general meeting of its unitholders, which is scheduled to be held on March 27, 2018, a proposal for an amendment of its articles of incorporation with a view to changing its accounting periods to April 30 and October 31.
Note 2:  The “ratio of investment units held” is shown to the second decimal place, and the same applies hereinafter.

Disclaimer: This translation is for informational purposes only. If there is any discrepancy between the Japanese version of the English translation, the Japanese version shall prevail.

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5.	Status after the Investment Corporation Merger
(1)	Status of the Surviving Corporation
Surviving Corporation in the Absorption-Type Merger
(1)	Name	Sekisui House Reit, Inc.
(2)	Address of headquarters	4-15-1 Akasaka, Minato-ku, Tokyo (tentative) (Note 1)
(3)	Executive director	Junichi Inoue
(4)	Total capital	Undetermined (Currently not yet finalized)
(5)	Accounting terms	April, October
(6)	Net assets	Undetermined (Currently not yet finalized)
(7)	Total assets	Undetermined (Currently not yet finalized)
(8)	Asset management company	Sekisui House Asset Management, Ltd. (tentative) (Note 2) (currently Sekisui House Investment Advisors, Ltd.)
(9)	Address of asset management company	4-15-1 Akasaka, Minato-ku, Tokyo (tentative) (Note 1)
(10)	Name and title of representative of asset management company	Junichi Inoue, President & Representative Director
Note 1:  It is planned that New SHR and SHIA will move their head offices on May 1, 2018, the effective date of the Investment Corporation Merger. Details will be notified as soon as they are finalized.
Note 2:  Simultaneously with the effectiveness of the Asset Management Company Merger, SHIA plans to change its corporate name to “Sekisui House Asset Management, Ltd.” For more detail, please refer to the “Notice Concerning Conclusion of a Merger Agreement between Sekisui House Investment Advisors Ltd. and Sekisui House Asset Management, Ltd., Which Are the Asset Management Companies” which the Two Asset Management Companies released today.

(2)	Major Unitholders and Ratio of Investment Units Held Before and After the Investment Corporation Merger
Before the Investment Corporation Merger
SHR (Note 1)		SHI (Note 1)
Japan Trustee Services Bank, Ltd. (trust account)	25.31%	Japan Trustee Services Bank, Ltd. (trust account)	26.17%
The Master Trust Bank of Japan, Ltd. (trust account)	13.24%	The Master Trust Bank of Japan, Ltd. (trust account)	11.17%
Sekisui House, Ltd.	6.72%	The Nomura Trust and Banking Co., Ltd. (investment account)	3.80%
Trust & Custody Services Bank, Ltd. (securities investment trust account)	5.20%	Sekisui House, Ltd.	3.52%
The Nomura Trust and Banking Co., Ltd. (investment account)	3.68%	Trust & Custody Services Bank, Ltd. (securities investment trust account)	2.49%
STATE STREET BANK ‐ WEST PENSION FUND CLIENTS – EXEMPT 505233	1.66%	Mitsubishi UFJ Trust and Banking Corporation	1.81%
STATE STREET BANK AND TRUST COMPANY 505012	1.41%	The Hachijuni Bank, Ltd.	1.80%
The Hachijuni Bank, Ltd.	1.32%	DEUTSCHE BANK AG LONDON GPF CLIENT OMNI - FULL TAX 613	1.78%
Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.	1.06%	STATE STREET BANK ‐ WEST PENSION FUND CLIENTS – EXEMPT 505233	1.72%
STICHTING PENSIOENFONDS METAAL EN TECHNIEK	1.05%	The Fuji Fire and Marine Insurance Co., Ltd.	1.54%

Disclaimer: This translation is for informational purposes only. If there is any discrepancy between the Japanese version of the English translation, the Japanese version shall prevail.

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After the Investment Corporation Merger (simple total after taking into account the merger ratio) (Note 2)
Japan Trustee Services Bank, Ltd. (trust account)	25.72%
The Master Trust Bank of Japan, Ltd. (trust account)	12.24%
Sekisui House, Ltd.	5.17%
Trust & Custody Services Bank, Ltd. (securities investment trust account)	3.89%
The Nomura Trust and Banking Co., Ltd. (investment account)	3.74%
STATE STREET BANK ‐ WEST PENSION FUND CLIENTS – EXEMPT 505233	1.69%
The Hachijuni Bank, Ltd.	1.55%
Mitsubishi UFJ Trust and Banking Corporation	0.88%
DEUTSCHE BANK AG LONDON GPF CLIENT OMNI - FULL TAX 613	0.86%
The Fuji Fire and Marine Insurance Co., Ltd.	0.75%
Note 1:  Figures shown are respectively based on SHR’s unitholders register as of October 31, 2017 and SHI’s unitholders register as of September 30, 2017. Accordingly, the figures may not reflect the actual holdings of the unitholders.
Note 2:  For the post-merger major unitholders and ratios of investment the number units held, the number of investment units is calculated on the basis of the ratio of investment units held by the major unitholders prior to the abovementioned merger and on the assumption of SHR investment units being allocated in accordance with the content of “2. Overview of the Merger (3) Allocation of Units Under the Investment Corporation Merger” above.

(3)	Changes to the Asset Management Agreements
After the Investment Corporation Merger becomes effective, New SHR intends to continue entrusting functions relating to the management of assets to SHIA, to which it currently entrusts asset management. To this end, SHR and SHIA plan to conclude an amendment agreement regarding their asset management agreement, subject to the Investment Corporation Merger and the Amendment of the Articles of Incorporation becoming effective, making the changes needed in conjunction with the Amendment of the Articles of Incorporation.
In addition, SHI, upon obtaining the approval of a general meeting of its unitholders, plans to cancel its asset management agreement with SHAM, subject to the Investment Corporation Merger taking effect.

(4)	Changes to Investment Guidelines
SHIA plans to revise its investment policy in regard to the guidelines for SHR asset management. Please refer to Attachment 2 for a summary of the currently planned changes to investment policy. The specific content of the changes to the asset management guidelines will be advised as soon as they are finalized.

(5)	Changes to Agreements with Sponsors
SHR today concluded, subject to the Investment Corporation Merger taking effect, a support agreement among New SHR and SHIA with Sekisui House (the “New Sponsor Support Agreement”) by and among SHR and SHIA and Sekisui House to take effect on the effective date of the Investment Corporation Merger. The New Sponsor Support Agreement in substance consolidates the prior Sponsor Support Agreement and Pipeline Support Agreement (collectively the “Prior Sponsor Support Agreements”) concluded by and among the same parties and the prior Exclusive Right to Negotiate Agreement concluded by SHI and SHAM with Sekisui House (the “Prior Exclusive Right to Negotiate Agreement”).
In conjunction therewith, the Two Investment Corporations and the Two Asset Management Companies have respectively agreed with Sekisui House, subject to the Investment Corporation Merger taking effect, to cancel the Prior Sponsor Support Agreements and Prior Exclusive Right to Negotiate Agreement on the effective date of the Investment Corporation Merger.

Disclaimer: This translation is for informational purposes only. If there is any discrepancy between the Japanese version of the English translation, the Japanese version shall prevail.

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Changes to the Pipeline Support Agreements of SHI and SHAM with each of the Pipeline Support Companies currently have not yet been decided, but discussions are planned to provide for the continuation of those agreements subsequent to the Investment Corporation Merger, and notification will be made as soon as the matters are finalized.

6.	Outline of Accounting Treatment
It is expected that the purchase method will be used in the accounting treatment of the Investment Corporation Merger with SHR as the acquiring corporation and SHI as the acquired corporation, applying the Accounting Standards for Business Combinations (ASBJ Statement No. 21, revision dated September 13, 2013).
Goodwill or negative goodwill is expected to arise as a result of the Investment Corporation Merger, but the amount is currently uncertain. It will be advised as soon as determined.

7.	Future Outlook
SHI plans to put before the general meeting of its unitholders, which is scheduled to be held on March 27, 2018, a proposal for an amendment of its articles of incorporation with a view to changing its accounting periods from the current March 31 and September 30 to April 30 and October 31. For information about operating results for its term ending April 30, 2018 (October 1, 2017 to April 30, 2018), its final business period prior to the effective date of the Investment Corporation Merger, please refer to the “Notice Concerning Forecast of Operating Results for the Fiscal Period Ending April 30, 2018 (Final Fiscal Period) and Merger Consideration,” which SHI released today.
In regard to the forecast of operating results subsequent to the Investment Corporation Merger, please refer to the “Notice Concerning the Forecast of Operating Results and Distributions Subsequent to the Merger of Sekisui House Reit, Inc. and Sekisui House Residential Investment Corporation for the Fiscal Periods Ending October 31, 2018 and April 30, 2019,” which the Two Investment Corporations released today.

*Addresses of the websites of the Two Investment Corporations
Sekisui House Reit, Inc.:	http://sekisuihouse-reit.co.jp/en/
Sekisui House Residential Investment Corporation:	http://www.shi-reit.co.jp/eng/

Disclaimer: This translation is for informational purposes only. If there is any discrepancy between the Japanese version of the English translation, the Japanese version shall prevail.

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Note 1: Nomura Securities, in calculating the merger ratio, in general used information received from the Two Investment Corporations and publicly disclosed information and, assuming those materials and information, etc. all to be accurate and complete, did not independently verify their accuracy and completeness. Nomura Securities also did not independently assess, appraise or inspect the assets and liabilities (including assets and liabilities off the book and other contingent liabilities) of the Two Investment Corporations, nor did it request a third party to do so. In addition, Nomura Securities assumed that the financial forecasts (including profit plans and other information) provided by the Two Investment Corporations were reasonably prepared by their respective managements on the basis of the best estimates and judgments available at the time such forecasts were provided.

Note 2: In analyzing merger ratio, Mizuho Securities relied upon and assumed the accuracy and completeness of financial condition or other information relating to the Two Investment Corporations that was publicly available or was furnished to or discussed with Mizuho Securities by the Two Investment Corporations and upon which the analysis of Mizuho Securities is based.  Mizuho Securities did not independently verify (nor assume responsibility or liability for independently verifying) any such information or its accuracy or completeness.  The contents expressed in Mizuho Securities’ a written merger ratio calculation report could potentially differ if there are matters that would make the information provided to Mizuho Securities or discussed between Mizuho Securities and the corporations materially incorrect, or if there is a fact or circumstance not disclosed at the time of delivery of a written merger ratio calculation report, or which occurs subsequent to delivery of a written merger ratio calculation report (including facts which potentially existed at the time a written merger ratio calculation report was delivered but became apparent subsequently).  Mizuho Securities assumed that the executive directors of each corporation are unaware of any fact that would make the information provided to or discussed with Mizuho Securities incomplete or misleading.  In addition, Mizuho Securities did not conduct an independent valuation or appraisal of any assets or liabilities (including derivatives, off-balance sheet assets and liabilities and other contingent liabilities), or the reserves of either corporation, and Mizuho Securities was not independently provided with, nor did Mizuho Securities make any request to a third party for, any such valuation or appraisal.  Mizuho Securities did not assume any obligation to conduct any inspection of the properties or facilities of either corporation, nor did Mizuho Securities evaluate the capitalization, solvency or fair value of either corporation under any law relating to bankruptcy, insolvency or similar matters.

With respect to any information Mizuho Securities requested in connection with analysis of merger ratio that was not provided or disclosed to Mizuho Securities by the corporations, or could not otherwise be used by Mizuho Securities as a basis of Mizuho Securities’ evaluation, Mizuho Securities used assumptions it believed to be reasonable and appropriate, and Mizuho Securities  did not verify the effect on either corporation’s future financial condition in the event that such assumptions prove to be materially inaccurate.

With respect to the financial forecasts and other forward-looking information provided to Mizuho Securities, Mizuho Securities assumed that such information was reasonably prepared by the executive directors of each corporation on a basis reflecting the best currently available estimates and judgments of executive directors as to the expected future results of operations and financial conditions of the corporations.  Mizuho Securities relied on the assumptions and financial projections and the business forecast without independent verification of the feasibility of such assumptions and forecasts, and Mizuho Securities expressed no view as to any analyses or forecasts referred to in its analysis or the assumptions on which they are based.  Mizuho Securities is not a legal, regulatory, or tax expert and therefore relied on the assessments made by advisors to the corporations with respect to such issues.  Mizuho Securities further assumed that the Merger will qualify as a tax-free reorganization for Japanese corporate tax purposes.

The financial analysis results Mizuho Securities have provided to SHI in response to the request of SHI are for the sole purpose of assisting the board of directors of SHI to determine the merger ratio, and such financial analysis results are not for the purpose of expressing Mizuho Securities’ opinion as to fairness on the merger ratio.

Disclaimer: This translation is for informational purposes only. If there is any discrepancy between the Japanese version of the English translation, the Japanese version shall prevail.

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Attachment 1:  Proposed Amendments to the Articles of Incorporation
(Proposed amendments are underlined.)
Current Articles of Incorporation	Proposed Amendments
Article 5 Total Number of Issuable Investment Units, Etc.	Article 5 Total Number of Issuable Investment Units, Etc.

1. The total number of issuable investment units for the Investment Corporation is ten million (10,000,000) units. 2. - 3. (omitted)	1. The total number of issuable investment units for the Investment Corporation is twenty million (20,000,000) units. 2. - 3. (unchanged)

Article 9 General Meeting of Unitholders	Article 9 General Meeting of Unitholders

1.  A general meeting of unitholders of the Investment Corporation shall be held within the 23 wards of Tokyo, and shall be convened on July 1, 2018 and onwards without delay, and subsequently be convened on July 1 and onwards every two years without delay.  In addition, the general meetings of unitholders may be held from time to time when it is necessary.
2.　 (omitted)

1.  A general meeting of unitholders of the Investment Corporation shall be held within the 23 wards of Tokyo, and shall be convened on January 1, 2020 and onwards without delay, and subsequently be convened on January 1 every two years and onwards without delay.  In addition, the general meetings of unitholders may be held from time to time when it is necessary.
2.　 (unchanged)

Article 12 Record Date	Article 12 Record Date

1.  If the Investment Corporation convenes a general meeting of unitholders pursuant to the first sentence of Paragraph 1 of Article 9, the Investment Corporation shall deem the unitholders recorded or registered in the final register of unitholders as of the end of April in 2018 and subsequently as of the end of April in every two years to be the unitholders who are entitled to exercise their rights at such general meeting of unitholders.  In addition to such case, if a general meeting of unitholders is to be held on a day within three months after the immediately preceding Accounting Settlement Day (as defined in Article 45; the same shall apply hereinafter), the Investment Corporation shall deem the unitholders recorded or registered in the final register of unitholders for such Accounting Settlement Day to be the unitholders who are entitled to exercise their rights at such general meeting of unitholders.
2.　 (omitted)

1.  If the Investment Corporation convenes a general meeting of unitholders pursuant to the first sentence of Paragraph 1 of Article 9, the Investment Corporation shall deem the unitholders recorded or registered in the final register of unitholders as of the end of October in 2019 and subsequently as of the end of October in every two years to be the unitholders who are entitled to exercise their rights at such general meeting of unitholders.  In addition to such case, if a general meeting of unitholders is to be held on a day within three months after the immediately preceding Accounting Settlement Day (as defined in Article 45; the same shall apply hereinafter), the Investment Corporation shall deem the unitholders recorded or registered in the final register of unitholders for such Accounting Settlement Day to be the unitholders who are entitled to exercise their rights at such general meeting of unitholders.
2.　 (unchanged)

Article 31 Basic Policy of Asset Management	Article 31 Basic Policy of Asset Management

The Investment Corporation shall manage its assets by investing continuously and principally in Real Estates and Other Assets (as defined in Paragraph 1 of Article 32).  The purpose of the Investment Corporation is to achieve mutual growth and prosperity together with all stakeholders such as unitholders and tenant companies, aiming at providing high-quality social capital and maximizing unitholder value through asset management that pursues stable earnings over the medium to long term and steady growth in the Managed Assets.

The Investment Corporation shall manage its assets by investing continuously and principally in Real Estates and Other Assets (as defined in Paragraph 1 of Article 32).  The purpose of the Investment Corporation is to achieve mutual growth and prosperity together with all stakeholders such as unitholders and tenants, aiming at providing high-quality social capital and maximizing unitholder value through asset management that pursues stable earnings over the medium to long term and steady growth in the Managed Assets.

Disclaimer: This translation is for informational purposes only. If there is any discrepancy between the Japanese version of the English translation, the Japanese version shall prevail.

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Current Articles of Incorporation	Proposed Amendments
Article 32 Categories, Purpose and Scope of Target Assets of Asset Management	Article 32 Categories, Purpose and Scope of Target Assets of Asset Management

1. (omitted) 2. Besides the Real Estates and Other Assets, the Investment Corporation may invest in the following Specified Assets: (Add)
1.　 (unchanged)
2. Besides the Real Estates and Other Assets, the Investment Corporation may invest in the following Specified Assets:
(a)          Trust beneficiary rights in trust of real estate, real estate lease rights or surface rights (including comprehensive trust beneficiary rights in trust of the same together with money associated with the real estates, and also including trust beneficiary rights in trust of such trust beneficiary rights, but excluding those falling under the Real Estates and Other Assets);

(a) (omitted)
(b)  Equity interests in an agreement where one party makes a financial contribution to another party to manage the Real Estates and Other Assets or the assets listed in the preceding item, and the other party manages that contribution principally as an investment in those assets and distributes profits from such management (“Equity Interests in Silent Partnership on Real Estate”)
(c)  (omitted)
(d)  Real estate, real estate lease rights or surface rights under the laws and regulations of a foreign county, or trust beneficiary rights in trust of real estate, real estate lease rights or surface rights or the assets listed in Items (a) to (c) established under the laws and regulations of a foreign country
(e)  Preferred equity securities (as set forth in the Act on Securitization of Assets (Law No. 105 of 1998, as amended) (the “Asset Securitization Act”) (limited to those the purpose of which is to invest the amount exceeding the half of the assets in the Real Estates and Other Assets or the assets listed in Items (a) to (d) (the “Real Estate-Related Assets”))
(f)  (omitted)
(g)  (omitted)
(h)  Beneficiary certificates of a specified purpose trust (as set forth in the Asset Securitization Act) (excluding the Real Estates and Other Assets, the assets falling under Item (a) or (c) and the assets listed in Item (d) which are to be invested in the Real Estates and Other Assets or the assets listed in Item (a) or (b)) (limited to those the purpose of which is to invest the amount exceeding the half of the assets in the Real Estate-Related Assets);

(b) (unchanged)
(c)  Equity interests in an agreement where one party makes a financial contribution to another party to manage the Real Estates and Other Assets or the assets listed in the Items (a) and (b), and the other party manages that contribution principally as an investment in those assets and distributes profits from such management (“Equity Interests in Silent Partnership on Real Estate”)
(d)  (unchanged)
(e)  Real estate, real estate lease rights or surface rights under the laws and regulations of a foreign county, or trust beneficiary rights in trust of only real estate, real estate lease rights or surface rights or the assets listed in Items (a) to (d) established under the laws and regulations of a foreign country
(f)  Preferred equity securities (as set forth in the Act on Securitization of Assets (Law No. 105 of 1998, as amended) (the “Asset Securitization Act”) (limited to those the purpose of which is to invest the amount exceeding the half of the assets in the Real Estates and Other Assets or the assets listed in Items (a) to (e) (the “Real Estate-Related Assets”))
(g)  (unchanged)
(h)  (unchanged)
(i)  Beneficiary certificates of a specified purpose trust (as set forth in the Asset Securitization Act) (excluding the Real Estates and Other Assets, the assets falling under Item (a), (b) or (d) and the assets listed in Item (e) which are to be invested in the Real Estates and Other Assets or the assets listed in Item (a), (b) or (c)) (limited to those the purpose of which is to invest the amount exceeding the half of the assets in the Real Estate-Related Assets)

(i)  Assets of the same nature as those listed in Item (e) or (h) established under the laws and regulations of a foreign country (limited to those the purpose of which is to invest the amount exceeding the half of the assets in the Real Estate-Related Assets)

(j)  Assets of the same nature as those listed in Item (f) or (i) established under the laws and regulations of a foreign country (limited to those the purpose of which is to invest the amount exceeding the half of the assets in the Real Estate-Related Assets)

Disclaimer: This translation is for informational purposes only. If there is any discrepancy between the Japanese version of the English translation, the Japanese version shall prevail.

17

Current Articles of Incorporation	Proposed Amendments
(j)  (omitted)
(k)  (omitted)
(l)  Monetary claims (excluding the assets listed in Item (j) or (k))
(m)  (omitted)
(n)  (omitted)
(o)  (omitted)
(p)  (omitted)
(q)  (omitted)
(r)  (omitted)
(s) Beneficiary certificates of a bond investment trust (which are beneficiary certificates of a securities investment trust as set forth in the Investment Trusts Act which are intended to be managed as an investment in the assets, etc. listed in Item (m), (n), (q), (u) or (v))
(t)  (omitted)
(u)  (omitted)
(v)  (omitted)
(w) Trust beneficiary rights in monetary trusts, the purpose of which is to manage the trust assets as investment in the assets as set forth in Items (j) to (v)
(x)  (omitted)
(y)  (omitted)
(z) (omitted)
3. In addition to the Specified Assets as set forth in Paragraphs 1 and 2 above, the Investment Corporation may invest in the following assets:
(a) - (c)  (omitted)
(d)  Movables as set forth in the Civil Code (Act No. 89 of 1896, as amended) (the “Civil Code”), such as facilities, equipment, and other items attached to the Real Estate-Related Assets (excluding those set forth in Item (z) of Paragraph 2 of Article 32)
(e)  - (n)  (omitted)
4.　  (omitted)

(k)  (unchanged)
(l)  (unchanged)
(m)  Monetary claims (excluding the assets listed in Item (k) or (l))
(n)  (unchanged)
(o)  (unchanged)
(p)  (unchanged)
(q)  (unchanged)
(r)  (unchanged)
(s)  (unchanged)
(t)  Beneficiary certificates of a bond investment trust (which are beneficiary certificates of a securities investment trust as set forth in the Investment Trusts Act which are intended to be managed as an investment in the assets, etc. listed in Item (n), (o), (r), (v) or (w))
(u)  (unchanged)
(v)  (unchanged)
(w)  (unchanged)
(x) Trust beneficiary rights in monetary trusts, the purpose of which is to manage the trust assets as investment in the assets as set forth in Items (k) to (w)
(y)  (unchanged)
(z)  (unchanged)
(aa)  (unchanged)
3. In addition to the Specified Assets as set forth in Paragraphs 1 and 2 above, the Investment Corporation may invest in the following assets:
(a)- (b)  (unchanged)
(d) Movables as set forth in the Civil Code (Act No. 89 of 1896, as amended) (the “Civil Code”), such as facilities, equipment, and other items attached to the Real Estate-Related Assets (excluding those set forth in Item (aa) of Paragraph 2 of Article 32)
(e) - (n)  (unchanged)
4.　  (unchanged)

Article 33 Investment Policy	Article 33 Investment Policy

1.  The Investment Corporation shall position non-residential, business purpose real estates that are used mainly as office buildings, retail properties or hotels, etc. (the “Commercial Properties”) as its central investment target.

  1.  The Investment Corporation shall position real estates mainly for residential use (the “Residential Properties”) and non-residential, business purpose real estates that are used mainly as office buildings, hotels and retail properties, etc. (the “Commercial Properties”) as its primary investment target.

2. The investment area of the Commercial Properties shall be mainly in Japan but the Investment Corporation may invest overseas. (Add)
2. The investment area of the Residential Properties and the Commercial Properties shall be mainly in Japan but the Investment Corporation may invest overseas.
3. The main geographical areas for investment of the Residential Properties in Japan shall be Greater Tokyo and major cities in Japan other than Greater Tokyo such as the ordinance-designated cities, and commuting areas around them..

Disclaimer: This translation is for informational purposes only. If there is any discrepancy between the Japanese version of the English translation, the Japanese version shall prevail.

18

Current Articles of Incorporation	Proposed Amendments
3.  The main geographical areas for investment of the Commercial Properties in Japan shall be the Three Major Metropolitan Areas (which collectively refers to Greater Tokyo, Osaka Area and Nagoya Area) centering on the 23 wards of Tokyo, Osaka City and Nagoya City.  The main geographical areas for investment of the overseas Commercial Properties are Singapore, Australia and the U.S., as well as other countries and regions where the population and economy are expected to grow.

4. The main geographical areas for investment of the Commercial Properties in Japan shall be the Three Major Metropolitan Areas (which collectively refers to Greater Tokyo, Osaka Area and Nagoya Area) centering on the 23 wards of Tokyo, Osaka City and Nagoya City and major cities in Japan other than the Three Major Metropolitan Areas.

(Add)
5. The main geographical areas for investment of the overseas Residential Properties and Commercial Properties are Singapore, Australia and the U.S., as well as other countries and regions where the population and economy are expected to grow.

Article 34 Investment Restrictions	Article 34 Investment Restrictions

1.　(omitted)
2. The Investment Corporation shall make investments in the rights related to derivatives transactions as set forth in Item (y) of Paragraph 2 of Article 32 only for the purpose of hedging exchange risk, price fluctuation risk, interest rate risk and other risk factors arising from the Managed Assets or liabilities of the Investment Corporation.
3.　(omitted)

1.　(unchanged)
2. The Investment Corporation shall make investments in the rights related to derivatives transactions as set forth in Item (z) of Paragraph 2 of Article 32 only for the purpose of hedging exchange risk, price fluctuation risk, interest rate risk and other risk factors arising from the Managed Assets or liabilities of the Investment Corporation.
3.　(unchanged)

Article 39 Method of and Standards for Asset Evaluation	Article 39 Method of and Standards for Asset Evaluation

The method of and standards for asset evaluation of the Investment Corporation shall be determined by the type of the Managed Asset, and shall be as follows as a general rule.
(a) Real estate, real estate lease rights and surface rights of the Real Estates and Other Assets as set forth in Paragraph 1 of Article 32; and those under the laws and regulations of a foreign country as set forth in Item (d) of Paragraph 2 of Article 32:
　 (omitted)
(b) Trust beneficiary rights in trust of real estate, real estate lease rights and surface rights of the Real Estates and Other Assets as set forth in Paragraph 1 of Article 32; and those only in trust of real estate, real estate lease rights and surface rights established under the laws and regulations of a foreign country as set forth in Item (d) of Paragraph 2 of Article 32:
    (omitted)

The method of and standards for asset evaluation of the Investment Corporation shall be determined by the type of the Managed Asset, and shall be as follows as a general rule.
(a) Real estate, real estate lease rights and surface rights of the Real Estates and Other Assets as set forth in Paragraph 1 of Article 32; and those under the laws and regulations of a foreign country as set forth in Item (e) of Paragraph 2 of Article 32:
　(unchanged)
(b) Trust beneficiary rights in trust of real estate, real estate lease rights and surface rights as set forth in Paragraph 1 and Item (a) of Paragraph 2 of Article 32; and trust beneficiary rights in trust of real estate, real estate lease rights and surface rights established under the laws and regulations of a foreign country as set forth in Item (e) of Paragraph 2 of Article 32:
(unchanged)

Disclaimer: This translation is for informational purposes only. If there is any discrepancy between the Japanese version of the English translation, the Japanese version shall prevail.

19

Current Articles of Incorporation	Proposed Amendments
(c) Trust beneficiary rights in monetary trusts, the purpose of which is to manage the trust assets as an investment in real estate, real estate lease rights or surface rights as set forth in Paragraph 2 of Article 32, Item (a); and those established under the laws and regulations of a foreign country as set forth in Item (d) of Paragraph 2 of Article 32:

(c) Trust beneficiary rights in monetary trusts, the purpose of which is to manage the trust assets as an investment in real estate, real estate lease rights or surface rights as set forth in Item (b) of Paragraph 2 of Article 32; and trust beneficiary rights in monetary trusts established under the laws and regulations of a foreign country as set forth in Item (e) of Paragraph 2 of Article 32, the purpose of which is to manage the trust assets as an investment in real estate, real estate lease rights or surface rights as set forth in Item (b) of Paragraph 2 of Article 32:

　 (omitted)
(d) Equity Interests in Silent Partnership on Real Estate as set forth in Item (b) of Paragraph 2 of Article 32; and those established under the laws and regulations of a foreign country as set forth in Item (d) of Paragraph 2 of Article 32:

  (unchanged)
(d) Equity Interests in Silent Partnership on Real Estate as set forth in Item (c) of Paragraph 2 of Article 32; and those established under the laws and regulations of a foreign country as set forth in Item (e) of Paragraph 2 of Article 32:

   (omitted)
(e) Trust beneficiary rights in monetary trusts, the purpose of which is to manage the trust assets principally as an investment in Equity Interests in Silent Partnership on Real Estate; and those established under the laws and regulations of a foreign country as set forth in Item (d) of Paragraph 2 of Article 32:

  (unchanged)
(e) Trust beneficiary rights in monetary trusts, the purpose of which is to manage the trust assets principally as an investment in Equity Interests in Silent Partnership on Real Estate as set forth in Item (d) of Paragraph 2 of Article 32; and trust beneficiary rights in monetary trusts established under the laws and regulations of a foreign country as set forth in Item (e) of Paragraph 2 of Article 32, the purpose of which is to manage the trust assets as an investment in Equity Interests in Silent Partnership on Real Estate as set forth in Item (d) of Paragraph 2 of Article 32:

     (omitted)
(f)  (omitted)
(g) Monetary claims as set forth in Item (l) of Paragraph 2 of Article 32:
　  (omitted)
(h) Rights related to derivatives transactions as set forth in Item (y) of Paragraph 2 of Article 32:
　  (omitted)

 (unchanged)
(f)  (unchanged)
(g) Monetary claims as set forth in Item (m) of Paragraph 2 of Article 32:
　  (unchanged)
(h) Rights related to derivatives transactions as set forth in Item (z) of Paragraph 2 of Article 32:
　  (unchanged)

(i) (omitted)	(i) (unchanged)

Article 40 Value in Securities Registration Statements, Securities Reports and Asset Management Reports	Article 40 Value in Securities Registration Statements, Securities Reports and Asset Management Reports

If making evaluations in a way that differs from the methods set forth in Article 39 for the purposes of recording a value in a securities registration statement, securities report and asset management report, etc., evaluations shall be made in the following way.
(a) Real estate, real estate lease rights and surface rights of the Real Estates and Other Assets as set forth in Paragraph 1 of Article 32; those under the laws and regulations of a foreign country as set forth in Item (d) of Paragraph 2 of Article 32; and those held by the Corporation Holding Overseas Real Estate as set forth in Paragraph 1 of Article 32:
　  (omitted)

If making evaluations in a way that differs from the methods set forth in Article 39 for the purposes of recording a value in a securities registration statement, securities report and asset management report, etc., evaluations shall be made in the following way.
(a) Real estate, real estate lease rights and surface rights of the Real Estates and Other Assets as set forth in Paragraph 1 of Article 32; those under the laws and regulations of a foreign country as set forth in Item (e) of Paragraph 2 of Article 32; and those held by the Corporation Holding Overseas Real Estate as set forth in Paragraph 1 of Article 32:
　  (unchanged)

Disclaimer: This translation is for informational purposes only. If there is any discrepancy between the Japanese version of the English translation, the Japanese version shall prevail.

20

(b) Trust beneficiary rights in trust of real estate, real estate lease rights and surface rights of the Real Estates and Other Assets as set forth in Paragraph 1 of Article 32; and trust beneficiary rights in monetary trusts, the purpose of which is to manage the trust assets principally as an investment in real estate, real estate lease rights or surface rights as set forth in Item (a) of Paragraph 2 of Article 32; and trust beneficiary rights only in trust of real estate, real estate lease rights or surface rights established under the laws and regulations of a foreign country as set forth in Item (d) of Paragraph 2 of Article 32; and trust beneficiary rights in monetary trusts, the purpose of which is to manage the trust assets principally as an investment in real estate, real estate lease rights or surface rights as set forth in Item (a) of Paragraph 2 of Article 32:
　  (omitted)
(c) Equity Interests in Silent Partnership on Real Estate as set forth in Item (b) of Paragraph 2 of Article 32; and trust beneficiary rights in monetary trusts, the purpose of which is to manage the trust assets principally as an investment in Equity Interests in Silent Partnership on Real Estate as set forth in Item (c) of Paragraph 2 of Article 32; and Equity Interests in Silent Partnership on Real Estate established under the laws and regulations of a foreign country as set forth in Item (d) of Paragraph 2 of Article 32; and trust beneficiary rights in monetary trusts, the purpose of which is to manage the trust assets as an investment in the Equity Interest in Silent Partnership on Real Estate as set forth in Item (c) of Paragraph 2 of Article 32:
　(omitted)

(b) Trust beneficiary rights in trust of real estate, real estate lease rights and surface rights as set forth in Paragraph 1 and Item (a) of Paragraph 2 of Article 32; and trust beneficiary rights in monetary trusts, the purpose of which is to manage the trust assets as an investment in real estate, real estate lease rights or surface rights as set forth in Item (b) of Paragraph 2 of Article 32; and trust beneficiary rights in trust of real estate, real estate lease rights or surface rights established under the laws and regulations of a foreign country as set forth in Item (e) of Paragraph 2 of Article 32; and trust beneficiary rights in monetary trusts, the purpose of which is to manage the trust assets as an investment in real estate, real estate lease rights or surface rights as set forth in Item (b) of Paragraph 2 of Article 32:

(unchanged)
(c) Trust beneficiary rights in monetary trusts, the purpose of which is to manage the trust assets as an investment in Equity Interests in Silent Partnership on Real Estate as set forth in Items (c) and (d) of Paragraph 2 of Article 32; and trust beneficiary rights in monetary trusts established under the laws and regulations of a foreign country as set forth in Item (e) of Paragraph 2 of Article 32, the purpose of which is to manage the trust assets as an investment in Equity Interests in Silent Partnership on Real Estate as set forth in Items (c) and (d) of Paragraph 2 of Article 32:

　   (unchanged)

Article 52 Standards for Fee Payment to Accounting Auditor	Article 52 Standards for Fee Payment to Accounting Auditor

The Investment Corporation shall pay fees to the accounting auditor in an amount determined by the board of directors that is no more than 20 million yen for each Accounting Settlement Day subject to audit, by the last day of February and August each year for the period of six months up to such day, through bank transfer to an account designated by the accounting auditor.

The Investment Corporation shall pay fees to the accounting auditor in an amount determined by the board of directors that is no more than 25 million yen for each Accounting Settlement Day subject to audit, by the last day of February and August each year for the period of six months up to such day, through bank transfer to an account designated by the accounting auditor.

Disclaimer: This translation is for informational purposes only. If there is any discrepancy between the Japanese version of the English translation, the Japanese version shall prevail.

21

Current Articles of Incorporation	Proposed Amendments
(Add)	Article 55 Effectuation of Amendment

The amendments in Paragraph 1 of Article 5 and Articles 31, 33 and 52 in these Articles of Incorporation shall take effect on the effective date of the absorption-type merger between the Investment Corporation as the surviving corporation and Sekisui House Residential Investment Corporation as the absorbed corporation under the merger agreement dated January 24, 2018 between the Investment Corporation and Sekisui House Residential Investment Corporation (the “Merger”), subject to effectuation of the Merger.  This Article shall be deleted after the amendments in these Articles of Incorporation takes effect pursuant to this Article.

Attachment	Attachment
Management Fee to Asset Management Company	Management Fee to Asset Management Company

1. Management Fee I (Ongoing Operational and Management Fee I)	1. Management Fee I (Ongoing Operational and Management Fee I)
Management Fee I shall be calculated by multiplying (i) the total net assets of the Investment Corporation on the balance sheet (limited to those approved by the board of directors pursuant to Article 131, Paragraph 2 of the Investment Trusts Act) for the latest Accounting Settlement Day by (ii) a rate separately agreed by the Investment Corporation and the Asset Management Company (up to 0.5% per annum), on a per diem basis.  In this calculation method, the actual number of days in the relevant business term shall be assumed to be 365 days in a year and any fraction less than one yen shall be rounded down.

Management Fee I shall be calculated by multiplying (i) the total net assets (less the amount equivalent to unamortized positive goodwill) of the Investment Corporation on the balance sheet (limited to those approved by the board of directors pursuant to Article 131, Paragraph 2 of the Investment Trusts Act) for the latest Accounting Settlement Day by (ii) a rate separately agreed by the Investment Corporation and the Asset Management Company (up to 0.5% per annum), on a per diem basis.  In this calculation method, the actual number of days in the relevant business term shall be assumed to be 365 days in a year and any fraction less than one yen shall be rounded down.

2. Management Fee II (Ongoing Operational and Management Fee II)	2. Management Fee II (Ongoing Operational and Management Fee II)
Management Fee II for each business term shall be (i) the distributable amount before deduction of Management Fee II for the relevant business term of the Investment Corporation (i.e., the amount of the net profit for the period before tax on the profit and loss statement (limited to those approved by the board of directors pursuant to Article 131, Paragraph 2 of the Investment Trusts Act; the same shall apply hereinafter) plus the amount of Management Fee II for the business term, after a loss carried forward is compensated, if any) divided by (ii) the total number of outstanding units as of the Accounting Settlement Day of the relevant business term, and multiplied by (iii) (a) the operating profits before deduction of Management Fee II (i.e., the amount of the operating profits on the profit and loss statement plus the amount of Management Fee II for the business term) and (b) a rate separately agreed by the Investment Corporation and the Asset Management Company (up to 0.004%).  In this calculation method, any fraction less than one yen shall be rounded down, and divisions shall be done at the end of the calculation, and the lower limit shall be zero yen.

Management Fee II for each business term shall be (i) the distributable amount before deduction of Management Fee II for the relevant business term of the Investment Corporation (i.e., the amount of the net profit for the period before tax (after adding the amount of amortization of goodwill and deducting the gains on negative goodwill incurred) on the profit and loss statement (limited to those approved by the board of directors pursuant to Article 131, Paragraph 2 of the Investment Trusts Act; the same shall apply hereinafter) plus the amount of Management Fee II for the business term (including the amount of the non-deductible consumption tax on Management Fee II), after a loss carried forward is compensated, if any) divided by (ii) the total number of issued and outstanding units as of the Accounting Settlement Day of the relevant business term (the “Distributable Amount per Unit”), and multiplied by (iii) (a) the operating profits before deduction of Management Fee II (i.e., the amount of the operating profits on the profit and loss statement plus the amount of amortization of goodwill and Management Fee II for the business term (including the amount of the non-deductible consumption tax on Management Fee II)) and (b) a rate separately agreed by the Investment Corporation and the Asset Management Company (up to 0.004%).  In this calculation method, any fraction less than one yen shall be rounded down, and divisions shall be done at the end of the calculation, and the lower limit shall be zero yen.

Disclaimer: This translation is for informational purposes only. If there is any discrepancy between the Japanese version of the English translation, the Japanese version shall prevail.

22

Current Articles of Incorporation	Proposed Amendments
3. Management Fee III (Acquisition Fee)	3. Management Fee III (Acquisition Fee)
Management Fee III shall be calculated by multiplying (i) the trading value for the acquisition of the Real Estate-Related Assets (excluding the consumption tax, other similar taxes and expenses and the like) by (ii) a rate separately agreed between the Investment Corporation and the Asset Management Company (up to 0.5%) (in the case of acquisition from any interested party as set forth in the “Rules for Transactions with Interested Parties” of the Asset Management Company, such rate shall be up to 0.25%), any fraction less than one yen being rounded down.

Management Fee III shall be calculated by multiplying (i) the trading value for the acquisition of the Real Estate-Related Assets (excluding the consumption tax, other similar taxes and expenses and the like) by (ii) a rate separately agreed between the Investment Corporation and the Asset Management Company (up to 0.5%) (in the case of acquisition from any interested party as set forth in the “Rules for Transactions with Interested Parties” of the Asset Management Company, there shall be no Acquisition Fee), any fraction less than one yen being rounded down.

4. Management Fee IV (Disposition Fee)	4. Management Fee IV (Disposition Fee)
Management Fee IV shall be calculated by multiplying (a) the trading value for the sale of the Real Estate-Related Assets (excluding the consumption tax, other similar taxes and expenses and the like) by (b) a rate separately agreed between the Investment Corporation and the Asset Management Company (up to 0.5%) (in the case of sale to any interested party as set forth in “Rules for Transactions with Interested Parties” of the Asset Management Company, there shall be no disposition fee), any fraction less than one yen being rounded down.

Management Fee IV shall be calculated by multiplying (i) the trading value for the disposition of the Real Estate-Related Assets (excluding the consumption tax, other similar taxes and expenses and the like) by (ii) a rate separately agreed between the Investment Corporation and the Asset Management Company (up to 0.5%) (in the case of disposition to any interested party as set forth in “Rules for Transactions with Interested Parties” of the Asset Management Company, there shall be no disposition fee), any fraction less than one yen being rounded down.

(Add)	5. Management Fee V (Merger Fee)

In a consolidation-type merger or absorption-type merger (collectively, a “merger”) between the Investment Corporation and another investment corporation, if such merger takes effect after the Asset Management Company investigates and assesses the assets and other properties held by such investment corporation and conducts any other business associated with the merger, Management Fee V shall be calculated by multiplying (i) the then assessed value of the Real Estate-Related Assets held by such investment corporation when such merger takes effect by (ii) a rate separately agreed between the Investment Corporation and the Asset Management Company (up to 0.8%).

5. Timing of Payment of Management Fee	6. Timing of Payment of Management Fee
Management Fee I and Management Fee II shall be paid within three months from the Accounting Settlement Day of the relevant business term of the Investment Corporation.	Management Fee I and Management Fee II shall be paid within three months from the Accounting Settlement Day of the relevant business term of the Investment Corporation.
Management Fee III shall be paid on or before the last day of the following month of the month in which the Investment Corporation has acquired the relevant asset.	Management Fee III shall be paid on or before the last day of the following month of the month in which the Investment Corporation has acquired the relevant asset.
Management Fee IV shall be paid on or before the last day of the following month of the month in which the Investment Corporation has sold the relevant asset.
Management Fee IV shall be paid on or before the last day of the following month of the month in which the Investment Corporation has dispositioned the relevant asset.
Management Fee V shall be paid within two months after the merger takes effect.

Disclaimer: This translation is for informational purposes only. If there is any discrepancy between the Japanese version of the English translation, the Japanese version shall prevail.

23

Current Articles of Incorporation	Proposed Amendments
(Add)	7. Adjustment Provision
(Add)
(1)  If the Investment Corporation acquires its own investment units and holds any undisposed or unretired treasury investment units as of the Accounting Settlement Day for the business term in which the Investment Corporation acquired such investment units, the number of the treasury investment units of the Investment Corporation shall be excluded from the total number of issued and outstanding investment units as of such Accounting Settlement Day for the purpose of calculation of the Distributable Amount per Unit for the Management Fee II.

(Add)
(2)  In the case of a split of the investment units of the Investment Corporation that increases the total number of issued and outstanding investment units, Management Fee II for a business term ending on or after the day on which such split of the investment units takes effect shall be calculated by making an adjustment in which the Distributable Amount per Unit is multiplied by the Split Ratio (as defined below) related to the total number of issued and outstanding investment units.

In this paragraph (2),
“Split Ratio” shall be calculated, in the case of any split of the investment units of the Investment Corporation that increases the total number of issued and outstanding investment units, by dividing (i) the total number of issued and outstanding investment units immediately after such split of the investment units takes effect by (ii) the total number of issued and outstanding investment units immediately before such split of the investment units takes effect.

(Add)
(3)  In the case of a Rights Offering (as defined below) that increases the total number of issued and outstanding investment units, Management Fee II for a business term ending on or after the issue date of such Rights Offering shall be calculated by making an adjustment in which the Distributable Amount per Unit is multiplied by the Ratio of Allotment without Contribution (as defined below).
In this paragraph (3),
“Rights Offering” means issuance of new investment units as a result of the exercise of investment unit acquisition rights related to an allotment without contribution to unitholders.
“Ratio of Allotment without Contribution” means a ratio to be calculated in the following formula in the case of a Rights Offering.

Disclaimer: This translation is for informational purposes only. If there is any discrepancy between the Japanese version of the English translation, the Japanese version shall prevail.

24

Current Articles of Incorporation	Proposed Amendments

＜Calculation Formula＞
Ratio of Allotment without Contribution ＝ A/B
A: Number of the total number of issued and outstanding investment units immediately after such Rights Offering less the Number of Units Deemed to Be Issued at Market Price (as defined below)
B: Total number of issued and outstanding investment units immediately before such Rights Offering
  “Number of Units Deemed to Be Issued at Market Price” shall be the Number of Incremental Units (as defined below) (any fraction less than one (1) unit shall be rounded down) multiplied by the ratio obtained by dividing (i) the amount to be paid per unit at the time of exercising investment unit acquisition rights allotted without contribution in such Rights Offering by (ii) a Market Price per Unit (as defined below), or by another ratio determined by the board of directors, in the case of Rights Offering.

  “Market Price per Unit” means the closing price of an ordinary market transaction of the investment units of the Investment Corporation on the Tokyo Stock Exchange, Inc. on the last day of the exercise period of the investment unit acquisition rights allotted without contribution in such Rights Offering (or, if there is no closing price on that day, the closing price of the immediately preceding day), in the case of Rights Offering.
  “Number of Incremental Units” means the number of units increased as a result of such Rights Offering in the case of Rights Offering.

Disclaimer: This translation is for informational purposes only. If there is any discrepancy between the Japanese version of the English translation, the Japanese version shall prevail.

25

Attachment 2          Summary of the Changes to Investment Policy

Summary of the Changes to Investment Policy

Based on the Investment Corporation Merger, in order to transform itself as New SHR into a “diversified REIT” with a high degree of stability having as its core assets high-quality residential and office buildings, SHR plans to make partial changes to its investment policy and investment targets. A summary of the specific changes to investment policy and investment targets is given below.

Priority Investment in Prime Properties with “Strategic Location” and “High Quality” as Pillars

New SHR will set, as primary investment targets, residential properties (meaning real estate whose principal use is residential (including furnished residences with appliances, which do not fall under school dormitories, company housing, and service apartments); the same shall apply hereinafter) and commercial properties (meaning real estate whose principal use is for office buildings, hotels (including service apartments) and retail properties, etc. (including serviced housing for the elderly, fee-based homes for the aged, and daycare centers) and other non-residential business purposes; the same shall apply hereinafter), and within these categories, it particularly believes that residential properties and commercial properties located in “strategic locations” (meaning locations suited as “bases for sustainable living” for residents or as “sustainable bases of business operations” for tenants; the same shall apply hereinafter) of high quality (meaning having high basic efficiency as residences in terms of comfort and safety, etc. and having the functionality, etc. sought by tenants; the same shall apply hereinafter) are the investment targets promising medium- and long-term stable income and designates those locations as Prime Properties intended to be its priority investment targets.

When selecting Prime Properties for investment, as the criteria for determining whether the property is situated in a strategic location and is moreover of high quality as both a residential property and commercial property, New SHR will place emphasis on those qualities of real estate sought by residents as “bases for sustainable living” and by companies as “sustainable bases of business operations,” which are the sources of cash flow. New SHR considers that the six elements which constitute those “qualities of real estate sought by residents as ‘bases for sustainable living’ and by companies as ‘sustainable bases of business operations’” are (a) economic zones, (b) convenience, (c) functionality/livability, (d) environmental consideration, (e) Business Continuity Planning (BCP)/safety, and (f) brand. Accordingly, New SHR’s policy will be to make its investment decisions through a comprehensive assessment of whether a particular property has the attributes of strategic location and high quality, that is to say, qualifies as a Prime Property, by focusing on an analysis of these six factors as the key points in an investment decision. New SHR will seek to secure stable income by prioritizing investment in residential properties and commercial properties that qualify as Prime Properties.

The primary target investment regions in Japan for residential properties will be Greater Tokyo (meaning Tokyo, Kanagawa Prefecture, Chiba Prefecture, and Saitama Prefecture; the same shall apply hereinafter), government designated cities, and other major cities throughout Japan outside of Greater Tokyo as well as their surrounding commutable areas. The primary target investment regions in Japan for commercial properties will be the Three Major Metropolitan Areas, centered on the three largest cities, and other major cities throughout Japan outside of the Three Major Metropolitan Areas. The three largest cities refers to the 23 wards of Tokyo, Osaka City, and Nagoya City; the Three Major Metropolitan Areas refers to Greater Tokyo, the Osaka Area (meaning Osaka Prefecture, Kyoto Prefecture, Hyogo Prefecture, and Nara Prefecture; the same shall apply hereinafter), and the Nagoya Area (meaning Aichi Prefecture; the same shall apply hereinafter).

Disclaimer: This translation is for informational purposes only. If there is any discrepancy between the Japanese version of the English translation, the Japanese version shall prevail.

26

Portfolio Development Policy

1.	Investment Ratio by Asset Category

New SHR will build a portfolio positioning real estate whose primary uses are as residences and office buildings as its core assets. Investment ratios by asset category and medium- to long-term investment ratio targets are shown in the table below.

Investment Ratio by Asset Category

Primary Target Asset	Type	Investment Ratio (acquisition price basis)	Medium- to Long-Term Target Investment Ratio (Note)
Residential properties	Residence	30 – 55%	approximately 45%
Commercial properties	Office building	30 – 55%	approximately 45%
	Hotel	0 – 30%	approximately 10%
	Retail property, etc.	0 – 10%	approximately 0 - 10%
Note : Target investment ratios for the New SHR portfolio are stated as medium- to long-term targets. New SHR does not make any guarantees or promises that those targets will be achieved, and the actual investment ratios may differ substantially from the targets.

2.	Ratio by Geographical Area

New SHR will aim to invest primarily in Japan, maintaining a ratio (on an acquisition price basis) of 80% or more of its assets in Japan (and an overseas investment ratio of up to 20%). In its domestic investing, New SHR considers Greater Tokyo its priority investment area for residential properties and the Three Major Metropolitan Areas its priority investment areas for commercial properties, etc. In regard to residential properties within Greater Tokyo, its policy will be to particularly focus investment on the 23 wards of Tokyo, where it foresees ample demand and a supply of superior properties. For commercial properties in the Three Major Metropolitan Areas, which are the priority investment areas, New SHR’s policy will be to especially focus investment on the three largest cities, where it believes it can achieve stable investment results against a backdrop of robust demand by tenants for bases of business operations. A detailed breakdown of investment ratios by geographical area is shown in the table below.

Investment Ratio for Residential Properties by Geographical Area
Asset Category	Area	Investment Ratio (acquisition price basis)
Greater Tokyo ≪priority investment area≫	(1) Tokyo (2) Kanagawa Prefecture (3) Chiba Prefecture (4) Saitama Prefecture	At least 70%
Major cities throughout Japan	(1) Designated cities, etc. (Note 1) (2) Commutable areas of (1) above (Note 2)	Less than 30%

Note 1:
“Designated cities” means cities outside of Greater Tokyo which fall under government designated cities, heartland cities, cities which were specially designated cities at the time of the abolishment of the former Specially Designated Cities System or seats of prefectural governments.

Note 2:	“Commutable area” means the region within 30 minutes’ commuting distance from a particular city.

Disclaimer: This translation is for informational purposes only. If there is any discrepancy between the Japanese version of the English translation, the Japanese version shall prevail.

27

Investment Ratio for Commercial Properties by Geographical Area

Asset Category	Area	Investment Ratio (acquisition price basis)
Three Major Metropolitan Areas ≪priority investment area≫	(1) Greater Tokyo (2) Osaka Area (3) Nagoya Area	At least 80%
Other	All of Japan outside of the Three Major Metropolitan Areas	Less than 20%

Disclaimer: This translation is for informational purposes only. If there is any discrepancy between the Japanese version of the English translation, the Japanese version shall prevail.

28

EXHIBIT 2

Notice Concerning Conclusion of a Merger Agreement between Sekisui House Investment Advisors, Ltd. and Sekisui House Asset Management, Ltd.,
 Which Are the Asset Management Companies

To unitholders in the United States:

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers may be residents of a foreign country. You may not be able to sue a foreign company or its officers in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

January 24, 2018

Real Estate Investment Trust Securities Issuer
Sekisui House Reit, Inc.
Representative:             Junichi Inoue, Executive Director
(Securities Code: 3309)
Asset Management Company
Sekisui House Investment Advisors, Ltd.
Representative:             Junichi Inoue,
President & Representative Director
Inquiries:                        Atsuhiro Kida,
Director & General Manager
Management Division
TEL: +81-3-6447-4870 (main)

Real Estate Investment Trust Securities Issuer
Sekisui House Residential Investment Corporation
Representative:             Osamu Minami, Executive Director
(Securities Code: 8973)
Asset Management Company
Sekisui House Asset Management, Ltd.
Representative:            Osamu Minami,
President & Representative Director
Inquiries:                       Yoshiya Sasaki, General Manager
IR & Financial Affairs Department
TEL: +81-3-5770-8973 (main)

Notice Concerning Conclusion of a Merger Agreement between Sekisui House Investment Advisors, Ltd. and Sekisui House Asset Management, Ltd., Which Are the Asset Management Companies

Sekisui House Investment Advisors, Ltd. (“SHIA”), which is the asset management company for Sekisui House Reit, Inc. (“SHR”), and Sekisui House Asset Management, Ltd. (“SHAM,” and, collectively with SHIA, the “Two Asset Management Companies”), which is the asset management company for Sekisui House Residential Investment Corporation (“SHI,” and, collectively with SHR, the “Two Investment Corporations”), today at the respective board of directors meetings of the Two Asset Management Companies resolved to execute an absorption-type merger (the “Asset Management Company Merger”), with May 1, 2018 as the effective date, whereby SHIA will be the surviving company and SHAM will be the dissolving company in the merger, and today executed a merger agreement (the “Asset Management Company Merger Agreement”) to that effect as set forth below.

To unitholders in the United States:

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers may be residents of a foreign country. You may not be able to sue a foreign company or its officers in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

Disclaimer: This translation is for informational purposes only. If there is any discrepancy between the Japanese version of the English translation, the Japanese version shall prevail.

1

1.	Purpose of the Asset Management Company Merger
As stated in the “Notice Concerning Conclusion of a Merger Agreement between Sekisui House Reit, Inc. and Sekisui House Residential Investment Corporation,” which the Two Investment Corporations released today, the Two Investment Corporations today concluded a merger agreement, with May 1, 2018 as the effective date, whereby it is planned that SHR will be the surviving corporation and SHI will be the dissolving corporation in an absorption-type merger (the “Investment Corporation Merger”).
In conjunction with this, in order to provide for the effective management of the assets held by the surviving corporation (“New SHR”) subsequent to the Investment Corporation Merger, the Two Asset Management Companies will also, subject to the Investment Corporation Merger becoming effective, merge, effective as of the same date.

2.	Thinking in regard to Conflict of Interests
The Two Asset Management Companies are both wholly-owned subsidiaries of Sekisui House, Ltd. (“Sekisui House”) and are sister companies having the same parent company. During the period until the effective date of the Investment Corporation Merger, as in the past, the Two Asset Management Companies will appropriately and stringently continue to observe all applicable laws and regulations and internal company rules concerning conflict of interests and will continue, independently from one another, asset management aimed at maximizing value for the unitholders in each of the Two Investment Corporations.

3.	Overview of the Asset Management Company Merger
(1)	Schedule of the Asset Management Company Merger
Board of Directors meeting to approve the Asset Management Company Merger Agreement (Two Asset Management Companies)	January 24, 2018
Date of conclusion of Asset Management Company Merger Agreement (Two Asset Management Companies)
Date of approval of the Asset Management Company Merger Agreement by shareholders (SHAM)	March 27, 2018	(tentative)
Effective date of the Asset Management Company Merger	May 1, 2018	(tentative)
Registration date of the Asset Management Company Merger	Early May 2018	(tentative)
Date of notification to the Prime Minister	Early May 2018	(tentative)
Note:  With respect to the Asset Management Company Merger, because SHIA will satisfy the requirements for a simplified merger under the provisions of Article 796, Paragraph 2 of the Companies Act (Act No. 86 of 2005, including subsequent amendments, the “Companies Act”), SHIA does not plan to seek a general meeting of shareholders resolution of approval of the Asset Management Company Merger Agreement. SHAM plans to obtain the agreement of all shareholders for the Asset Management Company Merger without convening a general meeting of shareholders pursuant to the provisions of Article 319, paragraph 1 of the Companies Act.

(2)	Form of the Merger
SHIA will be the surviving company under an absorption-type merger and SHAM will be dissolved in the process of the Asset Management Company Merger.

(3)
Allotment under the Asset Management Company Merger
Because the Two Asset Management Companies are both wholly-owned subsidiaries of Sekisui House, SHIA will not allot shares or monies, etc. to shareholders of SHAM in the Asset Management Company Merger.

Disclaimer: This translation is for informational purposes only. If there is any discrepancy between the Japanese version of the English translation, the Japanese version shall prevail.

2

4.	Overview of the Parties to the Asset Management Company Merger
		Surviving company in the absorption- type merger			Dissolving company in the absorption- type merger
(1)	Name	Sekisui House Investment Advisors, Ltd.			Sekisui House Asset Management, Ltd.
(2)	Address	1-6-6 Motoakasaka, Minato-ku, Tokyo			3-1-31 Minami-Aoyama, Minato-ku, Tokyo
(3)	Name and title of representative	Junichi Inoue, President & Representative Director			Osamu Minami, President & Representative Director
(4)	Business	Asset management for a real estate investment trust (J-REIT)			Asset management for a real estate investment trust (J-REIT)
(5)	Capital	400 million yen			200 million yen
(6)	Date of incorporation	February 17, 2014			July 28, 2004
(7)	Net assets	668 million yen (as of January 31, 2017)			905 million yen (as of March 31, 2017)
(8)	Total assets	779 million yen (as of January 31, 2017)			976 million yen (as of March 31, 2017)
(9)	Majority shareholder and shareholding ratio	Sekisui House, Ltd. 100%			Sekisui House, Ltd. 100%
(10)	Relationships between the investment corporations and the asset management companies with counterparty companies
	Capital relationships	There are no capital relationships that need to be noted between the parties to the Asset Management Company Merger and the Two Investment Corporations.
	Personnel relationships	There are no personnel relationships that need to be noted between the parties to the Asset Management Company Merger and the Two Investment Corporations.
	Business relationships	There are no business relationships that need to be noted between the parties to the Asset Management Company Merger and the Two Investment Corporations.
	Status as related parties
Because the parties to the Asset Management Company Merger are both wholly-owned subsidiaries of Sekisui House and have the same parent company, they mutually fall under related parties.
The Two Investment Corporations do not fall under related parties.

(11)	Business performance and financial condition for the last three years
		SHIA			SHAM
Accounting term		January 2015	January 2016	January 2017	March 2015	March 2016	March 2017
Net assets		323	459	668	782	911	905
Total assets		328	535	779	997	1,102	976
Net assets per share (yen)		40,425	57,499	83,593	195,616	227,871	226,405
Amount of sales		81	478	631	1,018	1,132	941
Operating income		(115)	212	308	586	665	475
Ordinary income		(117)	212	308	586	665	475
Net income		(76)	136	208	374	443	328
Net income per share (yen)		(9,574)	17,073	26,093	93,635	110,962	82,026
Distributions per share (yen)		-	-	22,500	78,707	83,493	95,176
(Unit: million yen unless otherwise noted)

Disclaimer: This translation is for informational purposes only. If there is any discrepancy between the Japanese version of the English translation, the Japanese version shall prevail.

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5.	Status after the Asset Management Company Merger
Surviving company in the absorption-type merger
(1)	Name	Sekisui House Asset Management, Ltd. (tentative) (Note 1) (currently Sekisui House Investment Advisors, Ltd.)
(2)	Address	4-15-1 Akasaka, Minato-ku, Tokyo (tentative) (Note 2)
(3)	Name and title of representative	Junichi Inoue, President & Representative Director
(4)	Business	Asset management for a real estate investment trust (J-REIT)
(5)	Capital	400 million yen (There will be no capital increase as a result of the Asset Management Company Merger.)
(6)	Accounting period	January
(7)	Net assets	1,574 million yen (Note 3)
(8)	Total assets	1,755 million yen (Note 3)
Note 1:	It is planned that, simultaneously with the effectiveness of the Asset Management Company Merger, SHIA will change its corporate name to “Sekisui House Asset Management, Ltd.”
Note 2:	It is planned that SHIA will move its head office on May 1, 2018, the effective date of the Asset Management Company Merger. Details will be notified as soon as they are finalized.
Note 3:
Net assets were calculated by simple addition of SHIA’s net assets as of January 31, 2017 and SHAM’s net assets as of March 31, 2017, and total assets were similarly calculated by simple addition of SHIA’s total assets as of January 31, 2017 and SHAM’s total assets as of March 31, 2017, and the actual amounts of net assets and total assets of the surviving company after the Asset Management Company Merger will differ from the calculated amounts.

6.	Future Outlook
(1)	Changes to the Investment Corporations’ Asset Management Entrustment Agreements
Following the Investment Corporation Merger, SHR expects to continue to entrust asset management functions to SHIA as it is currently doing. As far as regards the asset management entrustment agreement between SHR and SHIA, subject to the Investment Corporation Merger and the Amendment of the Articles of Incorporation (See “(5) Changes to Investment Policy” below) becoming effective, SHR and SHIA plan to conclude a revised agreement incorporating changes necessitated by the Amendment of the Articles of Incorporation.
SHI, upon obtaining approval from a general meeting of unitholders, plans to cancel its asset management entrustment agreement with SHAM, subject to the Investment Corporation Merger becoming effective, on the effective date of the Investment Corporation Merger.

(2)	Changes to the Structure of the Asset Management Company
Any changes will be notified as soon as they are decided.

(3)	Changes to the Investment Management Decision-making Structure
Any changes will be notified as soon as they are decided.

(4)	Changes to Rules regarding Compliance and Interested Parties, etc.
Any changes will be notified as soon as they are decided.

(5)	Changes to Investment Policy
Based on the Investment Corporation Merger, in order to transform itself, as New SHR, into a “diversified REIT” with a high degree of stability and having as its core assets high-quality residential properties and office buildings, SHR, subject to the Investment Corporation Merger becoming effective, plans to put before its general meeting of unitholders scheduled for March 27, 2018, a resolution for amendment of its articles of incorporation (the “Amendment of the Articles of Incorporation”), etc. with a view to establishing new investment policies and investment targets, etc. SHIA also plans to change its investment policies with regard to the management guidelines of New SHR. The specific changes will be notified as soon as they are finalized.
Disclaimer: This translation is for informational purposes only. If there is any discrepancy between the Japanese version of the English translation, the Japanese version shall prevail.

4

For a summary of the details of the Amendment of the Articles of Incorporation and changes to investment policies, please refer to the “Notice Concerning Conclusion of a Merger Agreement between Sekisui House Reit, Inc. and Sekisui House Residential Investment Corporation” released today by the Two Investment Corporations.

(6)	Changes to the Agreement with the Sponsor, etc.
SHIA today concluded, subject to the Investment Corporation Merger becoming effective, a sponsor support agreement among SHR and SHIA with Sekisui House (the “New Sponsor Support Agreement”) by and among New SHR and SHIA and Sekisui House, with the effective date being the effective date of the Investment Corporation Merger. The New Sponsor Support Agreement in substance consolidates the prior Sponsor Support Agreement and Pipeline Support Agreement (collectively the “Prior Sponsor Support Agreements”) concluded by and among the same parties, and the prior agreement of first right of refusal concluded by SHI and SHAM with Sekisui House (the “Prior Agreement of First Right of Refusal”).
In conjunction with this, the Two Investment Corporations and the Two Asset Management Companies have respectively agreed with Sekisui House to cancel the Prior Sponsor Support Agreements and the Prior Agreement of First Right of Refusal, subject to the Investment Corporation Merger becoming effective, on the effective date of the Investment Corporation Merger.
Changes to the agreements of first right of refusal of SHI and SHAM with respectively each of the pipeline support companies other than Sekisui House — Sekiwa Real Estate, Ltd., Sekiwa Real Estate Kansai, Ltd., Sekiwa Real Estate Kanto, Ltd., Sekiwa Real Estate Kyushu, Ltd., Sekiwa Real Estate Chugoku, Ltd., Sekiwa Real Estate Chubu, Ltd. and Sekiwa Real Estate Tohoku, Ltd. — have not yet been decided, but discussions are planned to provide for the continuation of those agreements subsequent to the Investment Corporation Merger and notification will be made as soon as the matters are finalized.

(7)	Prospects for the Continued Listing of the Investment Corporation
The Investment Corporation Merger is planned as an absorption-type merger with SHR as the surviving corporation and SHI being dissolved in accordance with Article 143, item (iv) of the Act on Investment Trusts and Investment Corporations (Act No. 198 of 1951, including subsequent amendments, the same applying hereinafter) and the investment units issued by SHI are expected to be delisted on April 25, 2018, three business days prior to the effective date of the Investment Corporation Merger, in accordance with the delisting criteria stipulated by the Tokyo Stock Exchange, Inc. (the “Tokyo Stock Exchange”). As consideration for the Investment Corporation Merger, each of SHI’s unitholders will be allocated New SHR investment units in accordance with the number of SHI investment units they held, thus becoming SHR unitholders, and because the SHR investment units are listed on the Tokyo Stock Exchange, the unitholders will continue to have the opportunity to trade their investment units on the Tokyo Stock Exchange Real Estate Investment Trust Securities Market.

(8)	Future Policies
All procedures for required notices and filings concerning this transaction pursuant to the Financial Instruments and Exchange Act (Act No. 25 of 1948, including subsequent amendments), the Building Lots and Buildings Transaction Business Act (Act No. 176 of 1952, including subsequent amendments) and the Act on Investment Trusts and Investment Corporations and other applicable laws, regulations and ordinances will be followed.

Disclaimer: This translation is for informational purposes only. If there is any discrepancy between the Japanese version of the English translation, the Japanese version shall prevail.

5

*Addresses of the websites of the Two Investment Corporations
Sekisui House Reit, Inc.:                                                         http://sekisuihouse-reit.co.jp/en/
Sekisui House Residential Investment Corporation:          http://www.shi-reit.co.jp/eng/

Disclaimer: This translation is for informational purposes only. If there is any discrepancy between the Japanese version of the English translation, the Japanese version shall prevail.

6

EXHIBIT 3

Notice Concerning the Forecast of Operating Results and Distributions Subsequent to the Merger of Sekisui House Reit, Inc. and Sekisui House Residential Investment Corporation for the Fiscal Periods Ending October 31, 2018 and April 30, 2019

To unitholders in the United States:

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers may be residents of a foreign country. You may not be able to sue a foreign company or its officers in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

January 24, 2018

Real Estate Investment Trust Securities Issuer
Sekisui House Reit, Inc.
Representative:	Junichi Inoue, Executive Director
(Securities Coder: 3309)

Asset Management Company:
Sekisui House Investment Advisors, Ltd.
Representative:	Junichi Inoue,
President & Representative Director
Inquiries:	Atsuhiro Kida,
Director & General Manager
Management Division
TEL: +81-3-6447-4870 (main)

Real Estate Investment Trust Securities Issuer
Sekisui House Residential Investment Corporation
Representative:	Osamu Minami, Executive Director
(Securities Code: 8973)
Asset Management Company:
Sekisui House Asset Management, Ltd.
Representative:	Osamu Minami,
President & Representative Director
Inquiries:	Yoshiya Sasaki, General Manager
IR & Financial Affairs Department
TEL: +81-3-5770-8973 (main)

Notice Concerning the Forecast of Operating Results and Distributions Subsequent to the Merger of Sekisui House Reit, Inc. and Sekisui House Residential Investment Corporation for the Fiscal Periods Ending October 31, 2018 and April 30, 2019

As announced in the “Notice Concerning Conclusion of a Merger Agreement between Sekisui House Reit, Inc. and Sekisui House Residential Investment Corporation” released today, Sekisui House Reit, Inc. (“SHR”) and Sekisui House Residential Investment Corporation (“SHI”) (SHR and SHI collectively, the “Two Investment Corporations”) plan to implement an absorption-type merger (the “Investment Corporation Merger”) effective May 1, 2018, with SHR as the surviving corporation and SHI as the dissolving corporation, and they have executed a merger agreement dated today.

To unitholders in the United States:

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers may be residents of a foreign country. You may not be able to sue a foreign company or its officers in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

Disclaimer: This translation is for informational purposes only. If there is any discrepancy between the Japanese version of the English translation, the Japanese version shall prevail.

1

As announced in the “Notice Concerning Acquisition of Trust Beneficiary Interests in Domestic Real Estate and Leases (Prime Maison Shirokanedai Tower and Five Other Properties), and Sale and Cancellation of Leases (Esty Maison Machida and Eleven Other Properties)” released today by the Two Investment Corporations, Sekisui House Asset Management, Ltd. (“SHAM”), to which SHI entrusts management of its assets, decided at its board meeting today that SHI would acquire 6 residential properties and sell 12 residential properties (the “Asset Replacement”). The settlement and delivery of the Asset Replacement is scheduled to take place on May 1, 2018, which is the effective date of the Investment Corporation Merger. Due to the Investment Corporation Merger, the surviving corporation after the merger (“New SHR”) is scheduled to succeed to and perform the position of either buyer or seller, and all rights and duties thereof, under the sale and purchase agreements pertaining to the Asset Replacement.
As a result, details regarding New SHR’s forecast of operating results and distributions for the fiscal periods ending October 31, 2018 (May 1, 2018 to October 31, 2018) and April 30, 2019 (November 1, 2018 to April 30, 2019) (the “Forecasts”) are provided below.

	Operating Revenue (Million yen)	Operating Income (Million yen)	Ordinary Income (Million yen)	Net income (Million yen)	Distributions per unit (excluding distributions in excess of earnings) (yen)	Distributions in excess of earnings per unit (yen)	Distributions per unit (including distributions in excess of earnings) (yen)
Fiscal period ending October 31, 2018	12,077	5,683	4,980	4,977	1,178	145	1,323
Fiscal period ending April 30, 2019	12,135	6,366	5,626	5,624	1,495	-	1,495
Note 1:
The operating periods of the New SHR are annually from May 1 to October 31 and from November 1 to April 30, meaning there is no change from the operating periods of SHR before and after the Investment Corporation Merger.

Note 2:	The forecast total number of outstanding investment units at the end of the fiscal periods ending October 31, 2018 and April 30, 2019 are both 3,762,091 units.
Note 3:
The above forecasts are calculated as of today, based on the assumptions set forth in the attached exhibit, Assumptions for Earnings Forecast and Distributions Forecast for the Fiscal Periods Ending October 31, 2018 and April 30, 2019. The actual operating revenues, operating income, ordinary income, net income, distributions per unit (excluding distributions of excess earnings) distributions in excess of earnings per unit and distributions per unit (including distributions of excess earnings) may differ due to future acquisition or sale of properties, changes in the real estate market, and other factors affecting the Two Investment Corporations. The Forecasts do not guarantee the amount of distributions stated above.

Note 4:
The Investment Corporation Merger is expected to generate goodwill or negative goodwill, but as this amount is pending, goodwill or negative goodwill has not been factored into the Forecasts. For details, please refer to the “Goodwill, negative goodwill” section of the exhibit, Assumptions for Earnings Forecast and Distributions Forecast for the Fiscal Periods Ending October 31, 2018 and April 30, 2019. We will report the estimated goodwill or negative goodwill and any revisions to forecasts for earnings results and distributions forecast on May 1, 2018, the effective date of the Investment Corporation Merger.

Note 5:
An inconsistency between accounting and taxation purposes (meaning an inconsistency between income for accounting and taxation purposes; the same hereinafter) of approximately 1,838 million yen (approximately 488 yen per unit) including taxable gain on sale (approximately 1,756 million yen) is expected for fiscal period ending October 31, 2018. However, because when taken together with other inconsistencies between accounting and taxation purposes, an inconsistency in excess income between accounting and taxation purposes ultimately occurs (meaning an inconsistency between accounting and taxation purposes in the event income for tax purposes exceeds income for accounting purposes; the same hereinafter), New SHR intends to distribute the amount equal to the inconsistency in excess income between accounting and taxation purposes. However, the distribution of the amount equivalent to this inconsistency between accounting and taxation purposes in the event income for tax purposes exceeds income for accounting purposes has not been factored into the forecast or the distributions in excess of earnings per unit and distributions per unit (including distributions in excess of earnings) as the amount of the inconsistency between accounting and taxation may significantly change according to investments during this period. This means that the final distributions amount for fiscal period ending October 31, 2018 will change according to the actual amount of inconsistency in excess income between accounting and taxation purposes. For details, please refer to the “Inconsistency between accounting and taxation purposes categories,” the “Distributions per unit (excluding distributions in excess of earnings)” and the “Distributions in excess of earnings per unit” sections of the exhibit, Assumptions for Earnings Forecast and Distributions Forecast for the Fiscal Periods Ending October 31, 2018 and April 30, 2019.

Disclaimer: This translation is for informational purposes only. If there is any discrepancy between the Japanese version of the English translation, the Japanese version shall prevail.

2

Note 6:	For details regarding taxable gain on sale mentioned in Note 5, please refer to “1. Outline of the Asset Replacement (2) Outline of the Asset Sale” of the “Notice Concerning Acquisition of Trust Beneficiary Interests in Domestic Real Estate and Leases (Prime Maison Shirokanedai Tower and Five Other Properties) and Sale and Cancellation of Leases (Esty Maison Machida and Eleven Other Properties)” announced today by the Two Investment Corporations.
Note 7:	Revisions may be made to the Forecasts once pending values, including those listed below, are fixed or if we envisage a discrepancy with our forecasts above a certain level.
•	Goodwill or negative goodwill estimates (Please refer to the “Goodwill, negative goodwill” section of the exhibit)
•
Amount of distributions equal to the inconsistency in excess income between accounting and taxation purposes (Please refer to the “Inconsistency between accounting and taxation purposes categories” section of the exhibit)

•	Amount of deferred hedge loss (Please refer to the “Distributions per unit (excluding distributions in excess of earnings) section of the exhibit”)
Note 8:	Amounts less than one unit have been rounded down; the same hereafter.

*Addresses of the websites of the Two Investment Corporations
Sekisui House Reit, Inc.:	http://sekisuihouse-reit.co.jp/en/
Sekisui House Residential Investment Corporation:	http://www.shi-reit.co.jp/eng/

Disclaimer: This translation is for informational purposes only. If there is any discrepancy between the Japanese version of the English translation, the Japanese version shall prevail.

3

[Exhibit]
Assumptions for Earnings Forecast and Distributions Forecast for the Fiscal Periods Ending October 31, 2018 and April 30, 2019

Items	Preconditions
Calculation period and effectiveness of merger
-      Fiscal period ending October 31, 2018 (the 8th fiscal period): May 1, 2018 - October 31, 2018 (184 days)
-      Fiscal period ending April 30, 2019 (the 9th fiscal period): November 1, 2018 - April 30, 2019 (181 days)
-      It is assumed that the Investment Corporation Merger will take effect on May 1, 2018 pursuant to satisfaction of prior conditions such as the Investment Corporation Merger being approved at a general meeting of unitholders of the Two Investment Corporations scheduled for March 27, 2018.
-      It is assumed that the Accounting Standard for Business Combinations (ASBJ Statement No. 21, revised September 13, 2013) (the “Business Combinations Accounting Standard”) will apply to the Investment Corporation Merger, and the accounting treatment will be by the purchase method with SHR as the acquiring corporation and SHI as the acquired corporation.

Assets under Management
-      It is assumed that in addition to the real estate trust beneficiary interests held by SHR today (a total of 6 properties), (i) as a consequence of the Investment Corporation Merger, New SHR will succeed to the real estate trust beneficiary interests currently held by SHI (a total of 113 properties), and (ii) as announced today by the Two Investment Corporations in the “Notice Concerning Acquisition of Trust Beneficiary Interests in Domestic Real Estate and Leases (Prime Maison Shirokanedai Tower and Five Other Properties) and Sale and Cancellation of Leases (Esty Maison Machida and Eleven Other Properties”, New SHR will acquire the real estate trust beneficiary interests (a total of six residences) (the “Asset Acquisitions”) on May 1, 2018, and will sell the real estate trust beneficiary interests (a total of 12 residences) (the “Planned Sale Assets”) on the same day (the “Asset Replacement”), and that there are no changes in the assets under management (such as new acquisitions of properties or the sale of existing properties and the like) other than the Asset Replacement before April 30, 2019 (the 9th fiscal period).
-      In reality, there may be changes due to changes in the assets under management

Operating Revenue
-      For leasing business revenue, the calculation for the assets held today by the Two Investment Corporations (excluding Planned Sale Assets) (the “Two Investment Corporations’ Held Assets”) takes into consideration, among other matters, market trends and individual tenant trends based on lease agreements in effect as of today, and the calculation of the Asset Acquisitions takes into consideration, among other matters, information received from the sellers, etc. of properties, and market trends and individual tenant trends based on lease agreements expected to be in effect as of the planned acquisition date of the Asset Acquisitions.
-      Operating revenue assumes that tenants will not be delinquent on rent or fail to pay rent.

Operating Expenses
-      Among leasing business expenses, which are the primary operating expenses, expenses other than depreciation and amortization have been calculated for the Two Investment Corporations’ Held Assets by reflecting the factors behind the fluctuation in expenses based on past results, and for the Asset Acquisitions, by reflecting the factors behind the fluctuation in expenses based on past results after taking into consideration information received from the sellers, etc. of properties and lease agreements expected to be in effect as of the planned acquisition date of the Asset Acquisitions.
-      Although generally the property tax, city planning tax and depreciable asset tax for the acquired assets in the acquisition year are calculated proportionally by period with the seller and settled at the time of acquisition, since the amount equal to such settlement amount is included in the acquisition cost, it is not recorded as an expense in the acquisition period.
Furthermore, the expected total of property tax, city planning tax and depreciable asset tax factored into the acquisition cost of the Asset Acquisitions is 66 million yen (equivalent to 245 days). It is expected that the FY2019 property tax, city planning tax and depreciable asset tax for the Asset Acquisitions will be recorded as expenses from the fiscal period ending October 31, 2019 (the 10th fiscal period).
-      Taxes and other public charges of 798 million yen are expected for both fiscal periods ending October 31, 2018 (the 8th fiscal period) and April 30, 2019 (the 9th fiscal period).
-      The expected building repair expenses required for each operating period are recorded as expenses based on the amounts planned by each asset management company of the Two Investment Corporations upon taking into consideration the amounts set forth in building condition inspection reports and the appraisal reports. However, actual repair expenses for the relevant operating period may be significantly different from the forecast amount due to, for example, the possibility of sudden repair expenses for repairs caused by damage, etc. to buildings based on factors that are difficult to foresee, the amount generally tending to vary significantly from year to year, and not being regularly recurring expenses.
-      Depreciation and amortization are calculated using the straight-line method including incidental expenses, etc., and are anticipated to be 2,152 million yen in the fiscal period ending October 31, 2018 (the 8th fiscal period) and 2,161 million yen in the fiscal period ending on April 30, 2019 (the 9th fiscal period). The book value of the real estate, etc. that New SHR will succeed to from SHI on the effective date of the Investment Corporation Merger has, as of today, not yet been fixed, so may change.
-      Asset management fees (excluding merger fees) are expected to be 500 million yen in the fiscal period ending October 31, 2018 (the 8th fiscal period) and 783 million yen in the fiscal period ending April 30, 2019 (the 9th fiscal period).
-      One-off expenses related to the Investment Corporation Merger in the fiscal period ending October 31, 2018 (the 8th fiscal period) are expected to be asset management fees in the form of merger fees of 924 million yen and merger-related fees of 17 million yen.

Disclaimer: This translation is for informational purposes only. If there is any discrepancy between the Japanese version of the English translation, the Japanese version shall prevail.

4

Non-operating expenses
-      For investment unit delivery expenses, amortization of investment unit delivery expenses is expected to be 14 million yen in both the fiscal period ending October 31, 2018 (the 8th fiscal period) and the fiscal period ending April 30, 2019 (the 9th fiscal period), premised on amortization over three years using the straight-line method.
-      Interest expenses, interest on investment corporation bonds, and financing-related expenses are anticipated to be 734 million yen in the fiscal period ending October 31, 2018 (the 8th fiscal period) and 747 million yen in the fiscal period ending on April 30, 2019 (the 9th fiscal period), but are premised on 114 million yen in the fiscal period ending October 31, 2018 (the 8th fiscal period) and 107 million yen in the fiscal period ending April 30, 2019 (the 9th fiscal period) being deducted from interest as the drawdown amount for deferred income. This deferred income will be the same amount as the fair market value of SHI’s interest rate swaps, and today is anticipated to be 662 million yen, but the actual amount may be significantly different from the forecast amount as the final recorded amount will be the market value as of April 30, 2018.

Interest-bearing liabilities
-      As of today, SHR has outstanding debt of 79,400 million yen, investment corporation bonds of 5,000 million yen and a total interest-bearing liability balance of 84,400 million yen.
-      As of April 30, 2018, we anticipate SHI will have outstanding debt of 95,032 million yen, investment corporation bonds of 10,500 million yen and a total interest-bearing liability balance of 105,532 million yen, and it is assumed that New SHR will succeed to this total amount.
-      It is assumed that the repayment for the amount of the 2,500 million yen of borrowings with repayment deadlines in the fiscal period ending October 31, 2018 (the 8th fiscal period) and the amount of 8,382 million yen of borrowings with repayment deadlines in the fiscal period ending April 30, 2019 (the 9th fiscal period), as well as the amount of the 2,500 million yen of investment corporation bonds with redemption deadlines in the fiscal period ending April 30, 2019 (the 9th fiscal period) will be fully financed by borrowings.
-      It is assumed that long-term borrowings of 8,000 million yen will be borrowed from qualified institutional investors as stipulated in Article 2(3)(i) of the Financial Instruments and Exchange Act (Act No. 25 of 1948, as amended) on May 1, 2018 for allocation to a part of the acquisition funds for the Asset Acquisitions.
-      The interest-bearing liabilities as of the end of the fiscal period ending October 31, 2018 (the 8th fiscal period) and the fiscal period ending April 30, 2019 (the 9th fiscal period) is expected to be 197,932 million yen.
-      As a result of the above borrowings, the total asset LTV as of the effective date of the Investment Corporation Merger following the Asset Replacement is expected to be 43.1%, and the total asset LTV for the May 1, 2018 fiscal period ending October 31, 2018 (the 8th fiscal period) and fiscal period ending April 30, 2019 (the 9th fiscal period) is expected to be around the same level.
-      The following calculation is used to calculate the total asset LTV.
　Total asset LTV = expected total amount of interest-bearing liabilities / expected total amount of assets × 100

Goodwill, negative goodwill
-      The Investment Corporation Merger is expected to generate goodwill or negative goodwill, but because SHR’s investment unit price as of the effectuation that is the basis for calculation of the acquisition cost of SHI’s assets that New SHR will succeed to is not known today, it is not known whether goodwill or negative goodwill will be generated, and the amount is also pending, these have not been factored into the figures in the Forecasts on the assumption that no goodwill or negative goodwill will be generated.
-      If the Investment Corporation Merger generates goodwill, the goodwill will be recorded in assets and amortized over 20 years using the straight-line method in accordance with the Business Combinations Accounting Standard. If the Investment Corporation Merger generates negative goodwill, the gain on negative goodwill will be recorded as a lump sum as extraordinary income in the fiscal period ending October 31, 2018 (the 8th fiscal period).
-      Under the Business Combinations Accounting Standard, the total assets of SHI as the acquired corporation are expected to be 243,372 million yen, and total assumed liabilities are expected to be 112,533 million yen.

Disclaimer: This translation is for informational purposes only. If there is any discrepancy between the Japanese version of the English translation, the Japanese version shall prevail.

5

Investment units
-      It is assumed that, in addition to SHR’s total outstanding investment units of 1,938,000 after the 2-for-1 investment unit split scheduled for implementation with April 30, 2018 as the split record date and May 1, 2018 as the effective date, SHR will upon the Investment Corporation Merger newly issue 1,824,091 investment units, for a total of 3,762,091 units. For details of the investment split, please see the “Notice Concerning a Split of Investment Units” announced by SHR today.
-      The number of new investment units issued by SHR due to the Investment Corporation Merger currently is pending, and will change according to rounding and the like.
-      It is assumed that there will be no other change to the number of investment units such as the issuance of new investment units in the fiscal period ending April 30, 2019 (the 9th fiscal period).

Inconsistency between accounting and taxation purposes categories
-      As of today, an inconsistency between accounting and taxation purposes of approximately 1,838 million yen (approximately 488 yen per unit) including taxable gain on sale (approximately 1,756 million yen) is expected for the fiscal period ending October 31, 2018 (the 8th fiscal period). However, if an inconsistency in excess income between accounting and taxation purposes ultimately occurs, New SHR intends to distribute the amount equal to the inconsistency in excess income between accounting and taxation purposes (see note). This distributions of the amount equivalent to this inconsistency between accounting and taxation purposes in the event income for tax purposes exceeds income for accounting purposes has not been factored into the distributions in excess of earnings per unit and distributions per unit (including distributions in excess of earnings per unit) in the Forecasts as the amount of the inconsistency between accounting and taxation may significantly change according to investments during this period. This means that the final distributions amount for the fiscal period ending October 31, 2018 (the 8th fiscal period) will change according to the amount that income for tax purposes actually exceeds income for accounting purposes.
(Note) As of today, for such required distributions, New SHR currently intends to make distributions in excess of earnings as an allowance for temporary difference adjustment (the “ATA”) if goodwill is generated, and make distributions of earnings using the gain on negative goodwill as capital if negative goodwill is generated.
-      As goodwill amortization expenses are an inconsistency between accounting and taxation purposes categories, if goodwill occurs, New SHR intends to make distributions in excess of earnings as ATA over the goodwill amortization period for tax reduction purposes, but as stated in “Goodwill, negative goodwill” above, this ATA amount has not been factored into the Forecasts as the assumption is that no goodwill and no negative goodwill will be generated (if negative goodwill is generated, no goodwill amortization expenses will arise, so there will be no distributions in excess of earnings as ATA).

Distributions per unit (excluding distributions in excess of earnings)
-      Distributions per unit (excluding distributions in excess of earnings) will be calculated on the assumption of the cash distributions policy stipulated in New SHR’s Articles of Incorporation.
-      It is expected that deferred hedge loss of SHI's interest rate swap for the Investment Corporation Merger will be recorded for the fiscal period ending October 31, 2018 (the 8th fiscal period), and the distributions per unit (excluding distributions in excess of earnings) will be calculated based on the amount from which this loss amount is deducted from unappropriated retained earnings. As of today, it is expected that New SHR will record 547 million yen as deferred hedge losses for the fiscal period ending October 31, 2018 (the 8th fiscal period) (accordingly, the distributions per unit (excluding distributions in excess of earnings) for the fiscal period ending October 31, 2018 (the 8th fiscal period) will be reduced by the recorded amount), and it is assumed the amount of such reduction will be distributed as ATA. The final recorded amount will be the book value for the fiscal period ending October 31, 2018 (the 8th fiscal period), so it may be significantly different from the above anticipated amount.
-      The distributions per unit (excluding distributions in excess of earnings) may change due to various factors including changes in assets under management, changes in rent income following changes in tenants, the occurrence of unexpected repairs, interest rate changes and the like.
-      If negative goodwill is generated, New SHR intends to reserve the majority of this excluding the part appropriated for the fiscal period ending October 31, 2018 (the 8th fiscal period) to the reserve for temporary difference adjustment (the “RTA”) described in the Calculation Rules for Investment Corporations (Cabinet Office Ordinance No. 47 of 2006, as amended), and subject to any balance of the RTA remaining, intends to drawdown at least 1% corresponding to the amount of the initial reserve amount expensed equally over 50 years (100 fiscal periods) and appropriate this as distributions, but as stated in “Goodwill, negative goodwill” above, this RTA amount has not been factored into the Forecasts as the assumption is that no goodwill and no negative goodwill will be generated.

Disclaimer: This translation is for informational purposes only. If there is any discrepancy between the Japanese version of the English translation, the Japanese version shall prevail.

6

Distributions in excess of earnings per unit
-      Distributions in excess of earnings per unit will be calculated on the assumption of the cash distributions policy stipulated in New SHR’s Articles of Incorporation.
-      If goodwill is generated, New SHR currently intends to make distributions in excess of earnings as ATA for the amount equivalent to the inconsistency in excess income between accounting and taxation purposes, meaning it is expected that it will be possible to avoid the occurrence of a tax burden as a result. New SHR also intends to make distributions in excess of earnings as ATA for the amount equivalent to deferred hedge losses. As stated in the above “Inconsistency between accounting and taxation purposes categories,” excluding that which concerns deferred hedge losses, the distributions in excess of earnings as ATA has not been factored into the figures in the Forecasts because the amount of the inconsistency between accounting and taxation may significantly change according to investments during this period.

Other
-      It is assumed that there will be no changes in legislation, taxation, accounting standards, listing regulations, and rules and requirements imposed by The Investment Trusts Association, Japan that would impact the figures in the Forecasts.
-      It is assumed that there will be no unforeseen material changes in general economic trends and real estate market conditions and the like.

Disclaimer: This translation is for informational purposes only. If there is any discrepancy between the Japanese version of the English translation, the Japanese version shall prevail.

7

EXHIBIT 4

Notice Concerning Acquisition of Trust Beneficiary Interests in Domestic Real Estate and Leases (Prime Maison Shirokanedai Tower and Five Other Properties) and Sale and Cancellation of Leases (Esty Maison Machida and Eleven Other Properties)

To unitholders in the United States:

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers may be residents of a foreign country. You may not be able to sue a foreign company or its officers in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

January 24, 2018
Real Estate Investment Trust Securities Issuer
Sekisui House Reit, Inc.
Representative:	Junichi Inoue, Executive Director
(Securities Coder 3309)
Asset Management Company:
Sekisui House Investment Advisors, Ltd.
Representative:	Junichi Inoue,
President & Representative Director
Inquiries:	Atsuhiro Kida,
Director & General Manager
Management Division
TEL: +81-3-6447-4870 (main)

Real Estate Investment Trust Securities Issuer
Sekisui House Residential Investment Corporation
Representative:	Osamu Minami, Executive Director
(Securities Code: 8973)
Asset Management Company:
Sekisui House Asset Management, Ltd.
Representative:	Osamu Minami,
President & Representative Director
Inquiries:	Yoshiya Sasaki, General Manager
IR & Financial Affairs Department
TEL: +81-3-5770-8973 (main)

Notice Concerning Acquisition of Trust Beneficiary Interests in Domestic Real Estate and Leases
(Prime Maison Shirokanedai Tower and Five Other Properties) and
Sale and Cancellation of Leases (Esty Maison Machida and Eleven Other Properties)

Sekisui House Asset Management, Ltd. (“SHAM”), to which Sekisui House Residential Investment Corporation (“SHI”) entrusts management of its assets, hereby announces that it decided at the meeting of its board of directors held today that SHI will acquire and sell the following assets (hereinafter respectively referred to as the “Asset Acquisition” and the “Asset Sale”; the Asset Acquisition and the Asset Sale are hereinafter collectively referred to as the “Asset Replacement”), and will commence and cancel leases in conjunction therewith.
Furthermore, at the time of the decision on the Asset Acquisition, SHAM obtained SHI’s consent through the approval of SHI’s board of directors pursuant to the Act on Investment Trusts and Investment Corporations (Act No. 198 of 1951; as amended; the “Investment Trust Act”) and SHAM’s rules on transactions with interested parties.
In addition, as announced in the “Notice Concerning Conclusion of a Merger Agreement between Sekisui House Reit, Inc. and Sekisui House Residential Investment Corporation” released today by SHI, Sekisui House Reit, Inc. (“SHR”; hereinafter collectively referred to with SHI as the “Two Investment Corporations”) and SHI have, at the respective meetings of their boards of directors held today, decided to implement an absorption-type merger (the “Investment Corporation Merger”) on the effective date of May 1, 2018, having SHR as the surviving corporation and SHI as the dissolving corporation, and executed a merger agreement (the “Investment Corporation Merger Agreement”) today. Taking advantage of the Investment Corporation Merger, the Asset Replacement will be implemented to bring about further external growth and qualitative improvement in the portfolio. The settlement and delivery of the Asset Replacement is scheduled to take place on May 1, 2018, which is the effective date of the Investment Corporation Merger. Due to the Investment Corporation Merger, the surviving corporation after the merger (“New SHR”) is scheduled to succeed to and perform the status of either purchaser or seller, and all rights and duties thereof, under the sale and purchase agreements pertaining to the Asset Replacement.

To unitholders in the United States:

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers may be residents of a foreign country. You may not be able to sue a foreign company or its officers in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

Disclaimer: This translation is for informational purposes only. If there is any discrepancy between the Japanese version of the English translation, the Japanese version shall prevail.

1．Outline of the Asset Replacement

(1) Outline of the Asset Acquisition

The assets SHI decided to acquire today (the “Assets to be Acquired”) are the real estate trust beneficiary interests for the six residential properties set forth below.

As set forth above, on May 1, 2018, the effective date of the Investment Corporation Merger, New SHR is scheduled to succeed to the status and all rights and duties of the purchaser under the sale and purchase agreements from SHI, and then immediately acquire the Assets to be Acquired.

Furthermore, at the time of the acquisition of the Assets to be Acquired, the sale price for the assets SHI decided to sell today that are set forth in the following section “(2) Outline of the Asset Sale” (the “Assets to be Sold”), funds on hand, and borrowings are scheduled to be appropriated to the funds for the acquisition and expenses appurtenant to the acquisition. The details of the borrowings will be announced when they are decided.

Property name	Planned acquisition price (Note 1)	Sale and purchase agreement execution date and scheduled acquisition date	Seller
Prime Maison Shirokanedai Tower	7,950 million yen	Sale and purchase agreement execution date January 24, 2018 Scheduled acquisition date May 1, 2018	Sekisui House, Ltd.
Prime Maison Otsuka	3,700 million yen
Prime Maison Asakusabashi	1,680 million yen
Prime Maison Daikanyama	2,520 million yen
Prime Maison Gotenyama West	3,400 million yen
Esty Maison Toyosu Residence (Note 2)	6,050 million yen
Total planned acquisition price (Note 1)	25,300 million yen

Note 1:
The “planned acquisition price” and “total planned acquisition price” do not include acquisition expenses, fixed asset tax, city planning tax, consumption tax, and local consumption tax; the same hereafter.

Note 2:
The property name of the “Esty Maison Toyosu Residence” is “Toyosu Residence” as of today, but after its acquisition by New SHR, its property name is scheduled to be changed with the brand name “Esty Maison” after publicizing the change to the residents for a certain period of time, so its changed property name has been stated; the same hereafter.

Note 3:
Among the Assets to be Acquired, trusts have not been created for the five properties other than the Esty Maison Toyosu Residence as of today, so trusts are scheduled to be created on the scheduled acquisition date, upon which New SHR will acquire the trust beneficiary interests.

Note 4:
The sale and purchase agreements pertaining to the Assets to be Acquired (the “Asset Acquisition Agreements”) constitute forward commitments by an investment corporation stipulated in the “Comprehensive Guidelines for Supervision of Financial Instruments Business Operators, etc.” set forth by the Financial Services Agency (a forward commitment, etc. means a postdated sale and purchase agreement under which the settlement and property delivery will be carried out after at least one month has passed from the execution of the agreement, and similar agreements (including manifestations of the intent to purchase and reservation agreements, etc. that have substantial binding force on a transaction); the same hereinafter). Please see the following section “12. Impact on the Finances of SHI and New SHR if Forward Commitments, etc. Cannot be Performed (1) Asset Acquisition Agreements” regarding penalty clauses in the event the Asset Acquisition Agreements are canceled and the impact on the Asset Acquisition if the Investment Corporation Merger is not implemented, and the responses thereto.

(2) Outline of the Asset Sale

The Assets to be Sold are the real estate trust beneficiary interests for the 12 residential properties set forth below.
As set forth above, on May 1, 2018, the effective date of the Investment Corporation Merger, New SHR is scheduled to succeed to the status and all rights and duties of the seller under the sale and purchase agreements from SHI, and then immediately sell the Assets to be Sold. The price to be received by New SHR for the Assets to be Sold is scheduled to be the price obtained by deducting sale expenses from the planned sale price, so in terms of accounting, New SHR is not expected to record a gain or loss on sale of the Assets to be Sold. However, in terms of taxation, because New SHR will take over the book value of the Assets to be Sold as of the last day of SHI’s final fiscal period (Note 1) (April 30, 2018), for tax purposes New SHR is expected to recognize gain on sale of the Assets to be Sold in a net total of about 1,756 million yen (projected amount as of today after deducting the cost method value of sale expenses). This gain on sale for tax purposes constitutes an inconsistency between accounting and taxation purposes (meaning a difference between profit for accounting purposes and income for tax purposes; the same hereinafter) and will be a cause of corporation tax and other taxation. However, if taken together with other inconsistencies between accounting and taxation purposes, an inconsistency in excess income between accounting and taxation purposes ultimately occurs (meaning an inconsistency between accounting and taxation purposes in the event income for tax purposes exceeds profit for accounting purposes; the same hereinafter), the policy (Note 2) of distributing the amount equal to the inconsistency in excess income between accounting and taxation purposes means it is expected to be possible to avoid the occurrence of such tax burden as a result. For details of the impact of inconsistencies between accounting and taxation purposes on New SHR’s results, please see the “Notice Concerning the Forecast of Operating Results and Distributions Subsequent to the Merger of Sekisui House Reit, Inc. and Sekisui House Residential Investment Corporation for the Fiscal Periods Ending October 31, 2018 and April 30, 2019” announced by the Two Investment Corporations today.

Disclaimer: This translation is for informational purposes only. If there is any discrepancy between the Japanese version of the English translation, the Japanese version shall prevail.

Note 1:
The final fiscal period means the final fiscal period (the seven-month period from October 1, 2017 until April 30, 2018) in the event the proposal regarding the amendment of SHI’s articles of incorporation to change the ends of its fiscal periods from the current last days of March and September to the last days of April and October, which SHI intends to submit to its general meeting of unitholders that is scheduled to be held on March 27, 2018, is approved by the general meeting of unitholders, and the Investment Corporation Merger comes into effect.

Note 2:
The policy is, if goodwill occurs, to distribute excess profit as the reserve for temporary difference adjustments, and if negative goodwill occurs, to distribute profit funded by the gain on negative goodwill.

Property name	Planned sale price (Note 1)	Book value as of the scheduled sale date for New SHR (Note 2)	Amount of difference between the planned sale price and the aforementioned book value (Note 2)	Sale and purchase agreement execution date and scheduled sale date	Purchaser (Note 1)
Esty Maison Machida	Undisclosed	Undecided	Undecided	Sale and purchase agreement execution date January 24, 2018 Scheduled sale date May 1, 2018	Undisclosed
Esty Maison Shinkawasaki
Esty Maison Megurohoncho
Esty Maison Joto
Esty Maison Tenjinhigashi I
Esty Maison Tenjinhigashi II
Esty Maison Shijonishinotoin
Esty Maison Hachiojiminamino
Esty Maison Nishinakajima
Esty Maison Kawaramachi
Esty Maison Shibaura
Esty Maison Tsutsujigaoka
Total planned sale price (Note 1)	16,400 million yen	Undecided	Undecided

Note 1:
The purchasers of the Assets to be Sold are multiple domestic limited liability companies, of which all are special purpose companies established for the acceptance of assets. A single sale and purchase agreement is anticipated to be entered with these limited liability companies to complete the acceptance of assets, since each limited liability company is planned to be financed by the same domestic special purpose company and be managed by the same asset management company. Since the transaction reflects a bulk sale, and since neither the purchasers of the Assets to be Sold nor the investor has given approval for disclosure, the planned sale price and purchaser information for individual properties will remain undisclosed, In addition, the “total planned sale price” does not include sale expenses, fixed asset tax, city planning tax, consumption tax, and local consumption tax; the same hereafter.

Note 2:
The price to be received by New SHR for the Assets to be Sold is scheduled to be the price obtained by deducting sale expenses from the planned sale price, and as of today those sale expenses have not been decided, so “book value as of the scheduled sale date for New SHR” and “amount of difference between the planned sale price and the aforementioned book value” in the preceding table are stated as being “undecided.” Furthermore, the projected amounts of the book values for the Assets to be Sold as of the last day of SHI’s final fiscal period (April 30, 2018) are as set forth below.

Disclaimer: This translation is for informational purposes only. If there is any discrepancy between the Japanese version of the English translation, the Japanese version shall prevail.

Property name	Book value (projected amount)	Property name	Book value (projected amount)
Esty Maison Machida	1,115 million yen	Esty Maison Shijonishinotoin	1,248 million yen
Esty Maison Shinkawasaki	966 million yen	Esty Maison Hachiojiminamino	861 million yen
Esty Maison Megurohoncho	1,137 million yen	Esty Maison Nishinakajima	1,853 million yen
Esty Maison Joto	958 million yen	Esty Maison Kawaramachi	1,526 million yen
Esty Maison Tenjinhigashi I	367 million yen	Esty Maison Shibaura	2,872 million yen
Esty Maison Tenjingigashi II	689 million yen	Esty Maison Tsutsujigaoka	948 million yen

Note 3:
The sale and purchase agreements pertaining to the Assets to be Sold (the “Asset Sale Agreements”) constitute forward commitments, etc. by an investment corporation stipulated in the “Comprehensive Guidelines for Supervision of Financial Instruments Business Operators, etc.” set forth by the Financial Services Agency. Please see “12. Impact on the Finances of SHI and New SHR if Forward Commitments, etc. Cannot be Performed (2) Asset Sale Agreements” below regarding penalty clauses in the event the Asset Sale Agreements are canceled and the impact on the Asset Sale if the Investment Corporation Merger is not implemented, and the responses thereto.

2．Reasons for the Asset Replacement

Sekisui House, Ltd. (“Sekisui House”), which is the sole parent company of Sekisui House Investment Advisors, Ltd. (“SHIA”; hereinafter referred to collectively with SHAM as the “Two Asset Management Companies), the sponsor of the Two Investment Corporations and to which SHAM and SHR entrust management of their assets, engages in the creation of residences and environments with abundant humanity, and it aspires to be a company that creates living environments that can contribute to the construction of a society where all people can live in comfort. To date, the Two Investment Corporations have shared this philosophy with Sekisui House and managed their assets with it in mind.
After the merger of the Two Investment Corporations, based on this philosophy of Sekisui House, New SHR will move forward with a growth strategy that utilizes the real estate development capacity and operational capacity, etc. of the Sekisui House group to the maximum extent, with its primary investment targets being residential properties such as residences, and commercial properties such as office buildings, hotels, etc. that are prime properties (Note) underpinned by “strategic locations” and “high quality.” Additionally, with the objective of growing together with all of its stakeholders, including unitholders and tenants, New SHR aims to “provide high-quality social infrastructure” and “maximize unitholder value” through management that focuses on ensuring stable income over the medium-to-long-term and steady growth in assets under management.
Based on this basic philosophy and investment policy of New SHR, and because it is also in line with SHI’s current investment policy, at this time SHI has decided on the Asset Acquisition, and it will exercise the preferential negotiating right granted to it by Sekisui House and acquire the aforementioned six properties of the Assets to be Acquired for a total planned acquisition price of 25.3 billion yen. Four of those properties (Prime Maison Shirokanedai Tower, Prime Maison Otsuka, Prime Maison Asakusabashi, and Prime Maison Daikanyama) are rental housing that were overseen by Sekisui House’s Development Department, which is its development division, and were planned and developed through property planning meetings at which employees from SHAM’s investment department (the Real Estate Investment Department) participate as observers.

Note:
At New SHR, a “prime property” means residential real estate or commercial real estate, etc. that is in a location suitable for a “sustainable living base” for residents or a “sustainable base for business activities” for tenants (i.e., strategic location), and that has good basic performance as a residence, for example in comfort and safety, and the functionality, etc. demanded by tenants (i.e., high quality). New SHR’s policy will be to make prime properties its high-priority investment targets.

Furthermore, the characteristics of each Asset to be Acquired are as follows.

(1) Prime Maison Shirokanedai Tower

This property is a 23-story high-rise rental condominium, comprising 220 total residential units ranging from 1R to 2LDK, that is located about a five-minute walk from Meguro Station on the JR Yamanote Line, etc. and about an eight-minute walk from Shirokanedai Station on the Tokyo Metro Nanboku Line, etc.
The Shirokanedai area where this property exists spreads over both Minato Ward and Shinagawa Ward, and it has long been widely known as a high-class residential district. There are also stylish retail stores and famous restaurants scattered throughout the area, and it has strong regional brand power that merges residential and commercial elements to a high degree. The property allows the use of multiple train lines and has highly convenient access to public transit. For example, in addition to the JR Yamanote Line, the Tokyu Meguro Line, the Tokyo Metro Nanboku Line, and the Toei subway Mita Line run through Meguro Station, which is the closest station, while the Tokyo Metro Nanboku Line and the Toei subway Mita Line run through Shirokanedai Station. The property also has superior convenience for daily life, in that, for example, there are a supermarket and various specialty stores in the commercial facility that connects directly to Meguro Station, and a supermarket and other retail stores in front of Shirokanedai Station. The verdant Institute for Nature Study of the National Museum of Nature and Science is also located in the surrounding area, which forms a good residential environment.
Due to these factors, in terms of the main consumer demographics, stable rental demand is expected primarily from single-person households seeking convenience, and dual-income households with no children (DINKs) seeking convenience and the living environment.

Disclaimer: This translation is for informational purposes only. If there is any discrepancy between the Japanese version of the English translation, the Japanese version shall prevail.

(2) Prime Maison Otsuka

This property is a rental condominium with attached retail stores, and is primarily made up of single-type residential units. A roughly three-minute walk from Otsuka Station on the JR Yamanote Line, it is located in a region that has a mix of retail store and office buildings and apartment housing with attached retail stores.
The Otsuka area where this property exists is located on the eastern end of Toshima Ward, which is centered around Ikebukuro Station (a terminal station for the JR Yamanote Line and other lines), and it is filled with medium-to-high-rise offices, retail store buildings, and condominiums and the like. The hinterlands of this neighborhood form a comparatively quiet residential area. In addition to Otsuka Station, the closest station to this property, being only one stop away from Ikebukuro Station via the JR Yamanote Line, because it is also possible to access Tokyo Station and other major terminal stations, this property has highly convenient access to public transit and good proximity to the center of Tokyo.
Due to these factors, stable demand is expected primarily from single-person households, etc. who commute into the center of Tokyo for work or school.

(3) Prime Maison Asakusabashi

This property is a rental condominium that is primarily made up of single-type residential units, and it is located about a seven-minute walk from Asakusabashi Station on the JR Chuo-Sobu Line, and about a five-minute walk from Asakusabashi Station on the Toei subway Asakusa Line.
The Asakusabashi area where this property is located possesses the two major downtown areas of Ueno and Asakusa. It is situated at the southern end of Taito Ward, which has the character of an international tourism destination that leverages the historical, traditional, and cultural resources handed down from the Edo Period. Historically, it flourished as a wholesale district handling a variety of products, particularly the area from Asakusabashi and Yanagibashi to Nihonbashi Yokoyamacho and Bakurocho. Even today, the area retains the distinct flavor of a wholesale district in its sprawl of retail stores handling general merchandise and fashions, and it maintains a comparatively high degree of commercial prosperity. Additionally, there are multiple small-scale retail stores, etc. in the surrounding area, which also gives this property superior convenience for daily life.
Besides this convenience for daily life, the property has good proximity to the center of Tokyo by rail, including the JR Line and the Toei Subway Line, so a certain amount of demand is expected from single-person households, etc. seeking convenience for daily life and proximity to the center of Tokyo from a residential area.

(4) Prime Maison Daikanyama

This property is a rental condominium make up of residential units ranging from 1LDK to 3LDK that is located about a nine-minute walk from Daikanyama Station on the Tokyu Toyoko Line.
The Daikanyama area that contains this property is located on the boundary between Shibuya Ward and Meguro Ward. The area has a commercial nature in its procession of beauty and fashion-related stores and restaurants, which are centered around commercial/residential complexes in front of train stations, and the numerous and varied retail stores scattered throughout the back alleys. Meanwhile, the area also has a good living environment from the calm atmosphere of its residential area, due to the high-end residential neighborhoods in Daikanyamacho, Sarugakucho, Hachiyamacho, and Aobadai, and also being home to the embassies of various countries.
Due to these factors, demand is expected primarily from high-income DINKs households and families, underpinned by good transportation and convenience in daily life, and the living environment.

(5) Prime Maison Gotenyama West

This property is a high-end rental condominium that is made up of larger residential unit types and geared toward high earners, located about a ten-minute walk from Kitashinagawa Station on the Keikyu Main Line and about a twelve-minute walk from Shinagawa Station on the JR Yamanote Line and other train lines.
Shinagawa Station, which is in the Shinagawa area that contains this property, is a major terminal station that boasts some of the highest passenger numbers even in Greater Tokyo. Coupled with the good access to Haneda Airport, which operates both domestic and international flights, this area has high appeal for leading Japanese companies as well as global companies.
In addition, the expanse of quiet residential neighborhoods in Kitashinagawa 6-chome district, where this property is located, is known as the Gotenyama district. That name originates in the Edo period, when it was the location of the palace of the Tokugawa shoguns, giving this district an unparalleled pedigree. Additionally, there are multiple retail stores, etc. within walking distance, which gives this property superior convenience for daily life, and the conditions of the living environment are also good.
Meanwhile, this property has high added value in its construction grade and equipment, and is targeted mainly at the wealthy and foreigners. It is considered to be highly competitive among equivalent properties in its sub-market.

Disclaimer: This translation is for informational purposes only. If there is any discrepancy between the Japanese version of the English translation, the Japanese version shall prevail.

(6) Esty Maison Toyosu Residence

This property is a high-rise rental condominium with attached retail stores, and it is primarily made up of compact-type and family-type residential units. It is located about a five-minute walk from Toyosu Station on the Tokyo Metro Yurakucho Line and the Tokyo Waterfront New Transit Waterfront Line (Yurikamome).
With the completion of Toyosu Station on the Tokyo Metro Yurakucho Line in 1988, the Toyosu area where this property is located was supplied with a number of large buildings and became recognized as a major office area in Tokyo due to leading companies moving into those buildings as tenants. Recent years have seen the progressive development of super-high-rise condominiums, large commercial facilities, and government complexes, and the accumulation of functions in the area has increased rapidly.
From these factors, strong residential demand is expected from single-person households and young families, etc. who desire proximity to the center of Tokyo and convenience in daily life.

SHI has determined that each lessee of the Assets to be Acquired is compatible with the selection standards for tenants that are planned to be adopted by New SHR after the Investment Corporation Merger. Please see the following section “3. Details of the Assets to be Acquired and Leases” for details regarding the leases for each Asset to be Acquired.

Meanwhile, a considerable number of years have passed since construction for the aforementioned 12 properties of the Assets to be Sold, and they are residential properties that are expected to have increasing repair costs, etc. in the future, so SHI believes that the Asset Replacement can be expected to have the effects set forth below from a medium-to-long-term perspective.

<Effects of the Asset Replacement>

・	Enhancement of the residential portfolio in Greater Tokyo (Tokyo, Kanagawa Prefecture, Chiba Prefecture, and Saitama Prefecture), which is the priority investment area (Note) of New SHR

・	Qualitative improvement of the portfolio by replacing properties for which a considerable number of years have passed since construction with relatively new properties

・	Improvement of portfolio profitability by acquiring assets that exceed NOI yield after depreciation of the Assets to be Sold

Note:
New SHR’s policy is to respectively set its priority investment areas as Greater Tokyo for residential properties and as the Three Major Metropolitan Areas (Greater Tokyo, the Osaka Area (Osaka Prefecture, Kyoto Prefecture, Hyogo Prefecture, and Nara Prefecture), and the Nagoya Area (Aichi Prefecture)) for commercial properties, etc.

Based on the foregoing, as a result of consultations with uninterested third-party purchasers and their investor, agreement was reached for a total planned sale price of 16.4 billion yen, which exceeds the total appraised value of the 12 properties of the Assets to be Sold, and the Asset Sale was decided upon.

	Assets to be Acquired (6 properties)	Assets to be Sold (12 properties)
Total planned acquisition (sale) price	25.3 billion yen	16.4 billion yen
Greater Tokyo ratio (Note 1)	100.0%	51.7%
Average building age (Note 2)	4.2 years	13.8 years
(Before depreciation) NOI yield (Note 3)	4.8%	4.4%
(After depreciation) NOI yield (Note 4)	3.7%	2.7%

Note 1:
“Greater Tokyo ratio” states 100.0% for the Assets to be Acquired because all six properties of the Assets to be Acquired are located in Greater Tokyo. In addition, for the Assets to be Sold, the ratio of SHI’s total acquisition price for the Assets to be Sold that are located in Greater Tokyo out of SHI’s total acquisition price for the twelve properties of the Assets to be Sold is stated, rounded off after the first decimal place.

Note 2:
“Average building age” calculates, with today as the record date, the weighted average of the number of years since construction for each Asset to be Acquired or each Asset to be Sold using, respectively, the total planned acquisition price or SHI’s acquisition price, which is rounded off after the first decimal place.

Note 3:
“(Before depreciation) NOI yield” is calculated, for the Assets to be Acquired, by dividing the total appraised NOI in the written real estate appraisals that were acquired at the time of considering acquisition by the total planned acquisition price, and for the Assets to be Sold, by dividing the total annualized amount of actual NOI in the fiscal period ended September 30, 2017 (24th fiscal period) by SHI’s total acquisition price, which are respectively rounded off after the first decimal place.

Disclaimer: This translation is for informational purposes only. If there is any discrepancy between the Japanese version of the English translation, the Japanese version shall prevail.

*
“Appraised NOI” means net operating income (the amount obtained by deducting operating expenses from operating income) using the direct capitalization method in the written real estate appraisal, without taking depreciation expenses into account.

**
“Actual NOI” means the figure calculated by deducting leasing business expenses from the leasing business income of the Assets to be Sold in the fiscal period ended September 30, 2017 (24th fiscal period), and then adding depreciation expenses.

Note 4:
“(After depreciation) NOI yield” is calculated by deducting, from the respective total NOIs set forth in (Note 3) above, anticipated depreciation expenses with regard to the Assets to be Acquired, and with regard to the Assets to be Sold, the annualized amount of actual depreciation expenses in that fiscal period, and then dividing by, respectively, the total planned acquisition price or SHI’s total acquisition price, which are then rounded off after the first decimal place.

*
“Anticipated depreciation expenses” is the figure calculated using the straight-line method in proportion to the expected useful life adopted by New SHR in consideration of various information in the engineering reports acquired at the time of the acquisition of the Assets to be Acquired.

3．Details of the Assets to be Acquired and Leases

(1) Prime Maison Shirokanedai Tower
Outline of specified asset (trust beneficiary interest)
	Trustee	Undecided		Trust term expiration date	Undecided
Location	(Address) 1-1-17 Kamiosaki, Shinagawa-ku, Tokyo (Lot number) 1-537-40 Kamiosaki, Shinagawa-ku, Tokyo
Land	Form of ownership	Ownership	Building	Form of ownership	Ownership
	Land use district	Commercial district, Category 1 residential district		Use	Apartment complex
	Area (m2)	1,786.53		Total floor area (m2)	8,896.22
	Floor-area ratio (Land use district designation)	500%/300%		Structure/number of floors	RC, 23F
	Building coverage ratio (Land use district designation)	80%/60%		Construction completion date	May 20, 2016
	Planned acquisition price (thousand yen)	7,950,000	Whether security is established		None
Outline of leasing and management
	Total leasable area (m2)	6,772.89	Total number of tenants		1
	Total leased area (m2)	5,980.33	Number of leasable residential units (units)		220
	Occupancy rate (area basis)	88.3%	Number of leased residential units (units)		192
	Security deposit (thousand yen)	33,482	Monthly lease revenue (thousand yen)		32,902
	Property management company	Sekiwa Real Estate, Ltd.	Lessee		Sekiwa Real Estate, Ltd.
	Agreement term expiration date	Undecided	Leasing format		Master lease agreement /pass-through-type
Outline of written appraisal			Outline of building engineering report (building condition appraisal), etc.
	Appraisal method	Appraisal by Tanizawa Sogo Appraisal Co., Ltd.	Investigation report company		Tokyo Bldg-Tech Center Co., Ltd.
	Appraised value (thousand yen)	8,340,000	Repair expenses (thousand yen)	Emergency	0
	Time of valuation	December 1, 2017		Within one year	0
				2 to 12-year period	8,120
			Building replacement cost (thousand yen)		2,347,000
			Probable maximum loss rate (PML)		1.61%
Notes
1.  The floor-area ratio and the building coverage ratio for the land pertaining to the trust real estate will differ due to differences in the land use district, but when weighted averages are calculated using their subject area, they respectively become 394.46% and 69.44%.
2.  The foundation (underground installation) of the wall previously installed on the boundary line of the adjoining land on the north west side of this property encroaches on this property’s land. SHI has agreed with the seller that a memorandum of understanding on encroachments will be executed, at the seller’s responsibility and expense, with the owner of the underground installation that encroachment.

Disclaimer: This translation is for informational purposes only. If there is any discrepancy between the Japanese version of the English translation, the Japanese version shall prevail.

(2) Prime Maison Otsuka
Outline of specified asset (trust beneficiary interest)
	Trustee	Undecided		Trust term expiration date	Undecided
Location	(Address) 1-15-1 Kitaotsuka, Toshima-ku, Tokyo (Lot number) 1-15-4 Kitaotsuka, Toshima-ku, Tokyo
Land	Form of ownership	Ownership	Building	Form of ownership	Ownership
	Land use district	Commercial district		Use	Apartment complex and retail store
	Area (m2)	649.05		Total floor area (m2)	5,949.18
	Floor-area ratio (Land use district designation)	700%/400%		Structure/number of floors	RC・S, 19F
	Building coverage ratio (Land use district designation)	80%		Construction completion date	January 11, 2017
	Planned acquisition price (thousand yen)	3,700,000	Whether security is established		None
Outline of leasing and management
	Total leasable area (m2)	3,921.35	Total number of tenants		1
	Total leased area (m2)	3,336.23	Number of leasable residential units (units)		144 (excluding one retail store)
	Occupancy rate (area basis)	85.1%	Number of leased residential units (units)		127 (excluding one retail store)
	Security deposit (thousand yen)	14,401	Monthly lease revenue (thousand yen)		15,693
	Property management company	Sekiwa Real Estate, Ltd.	Lessee		Sekiwa Real Estate, Ltd.
	Agreement term expiration date	Undecided	Leasing format		Master lease agreement /pass-through-type
Outline of written appraisal			Outline of building engineering report (building condition appraisal), etc.
	Appraisal method	Appraisal by Tanizawa Sogo Appraisal Co., Ltd.	Investigation report company		Tokyo Bldg-Tech Center Co., Ltd.
	Appraised value (thousand yen)	3,860,000	Repair expenses (thousand yen)	Emergency	0
	Time of valuation	December 1, 2017		Within one year	0
				2 to 12-year period	6,540
			Building replacement cost (thousand yen)		1,401,000
			Probable maximum loss rate (PML)		3.34%
Notes
1.  The floor-area ratio of the land pertaining to the trust real estate is 700% in the range up to 20m from the west side and city planning road, and is 400% in the range beyond 20m from the west side and city planning road. When a weighted average is calculated using that subject area, it becomes 638.07%.

Disclaimer: This translation is for informational purposes only. If there is any discrepancy between the Japanese version of the English translation, the Japanese version shall prevail.

(3) Prime Maison Asakusabashi
Outline of specified asset (trust beneficiary interest)
	Trustee	Undecided		Trust term expiration date	Undecided
Location	(Address) 2-21-8 Yanagibashi, Taito-ku, Tokyo (Lot number) 2-11-18 Yanagibashi, Taito-ku, Tokyo
Land	Form of ownership	Ownership	Building	Form of ownership	Ownership
	Land use district	Commercial district		Use	Apartment complex
	Area (m2)	422.87		Total floor area (m2)	2,652.02
	Floor-area ratio (Land use district designation)	500%		Structure/number of floors	RC, 13F
	Building coverage ratio (Land use district designation)	80%		Construction completion date	October 7, 2016
	Planned acquisition price (thousand yen)	1,680,000	Whether security is established		None
Outline of leasing and management
	Total leasable area (m2)	2,033.06	Total number of tenants		1
	Total leased area (m2)	1,917.15	Number of leasable residential units (units)		64
	Occupancy rate (area basis)	94.3%	Number of leased residential units (units)		60
	Security deposit (thousand yen)	7,663	Monthly lease revenue (thousand yen)		8,311
	Property management company	Sekiwa Real Estate, Ltd.	Lessee		Sekiwa Real Estate, Ltd.
	Agreement term expiration date	Undecided	Leasing format		Master lease agreement /pass-through-type
Outline of written appraisal			Outline of building engineering report (building condition appraisal), etc.
	Appraisal method	Appraisal by Tanizawa Sogo Appraisal Co., Ltd.	Investigation report company		Tokyo Bldg-Tech Center Co., Ltd.
	Appraised value (thousand yen)	1,760,000	Repair expenses (thousand yen)	Emergency	0
	Time of valuation	December 1, 2017		Within one year	0
				2 to 12-year period	2,050
			Building replacement cost (thousand yen)		659,000
			Probable maximum loss rate (PML)		8.04%
Notes
1. The building coverage ratio of the land pertaining to the trust real estate should be 80%, but it is 90% because it is relaxed due to being a corner lot.

Disclaimer: This translation is for informational purposes only. If there is any discrepancy between the Japanese version of the English translation, the Japanese version shall prevail.

(4) Prime Maison Daikanyama
Outline of specified asset (trust beneficiary interest)
	Trustee	Undecided		Trust term expiration date	Undecided
Location	(Address) 1-9-6 Aobadai, Meguro-ku, Tokyo (Lot number) 1-143-6 Aobadai, Meguro-ku, Tokyo
Land	Form of ownership	Ownership	Building	Form of ownership	Ownership
	Land use district	Category 1 low-rise exclusive residential district		Use	Apartment complex
	Area (m2)	1,041.02		Total floor area (m2)	2,522.21
	Floor-area ratio (Land use district designation)	150%		Structure/number of floors	RC, 3F/B2F
	Building coverage ratio (Land use district designation)	60%		Construction completion date	January 12, 2017
	Planned acquisition price (thousand yen)	2,520,000	Whether security is established		None
Outline of leasing and management
	Total leasable area (m2)	1,779.17	Total number of tenants		1
	Total leased area (m2)	1,091.88	Number of leasable residential units (units)		27
	Occupancy rate (area basis)	61.4%	Number of leased residential units (units)		17
	Security deposit (thousand yen)	19,920	Monthly lease revenue (thousand yen)		7,485
	Property management company	Sekiwa Real Estate, Ltd.	Lessee		Sekiwa Real Estate, Ltd.
	Agreement term expiration date	Undecided	Leasing format		Master lease agreement/ pass-through-type
Outline of written appraisal			Outline of building engineering report (building condition appraisal), etc.
	Appraisal method	Appraisal by Tanizawa Sogo Appraisal Co., Ltd.	Investigation report company		Tokyo Bldg-Tech Center Co., Ltd.
	Appraised value (thousand yen)	2,650,000	Repair expenses (thousand yen)	Emergency	0
	Time of valuation	December 1, 2017		Within one year	0
				2 to 12-year period	3,520
			Building replacement cost (thousand yen)		757,000
			Probable maximum loss rate (PML)		9.32%
Notes
1. No applicable matters.

Disclaimer: This translation is for informational purposes only. If there is any discrepancy between the Japanese version of the English translation, the Japanese version shall prevail.

(5) Prime Maison Gotenyama West
Outline of specified asset (trust beneficiary interest)
	Trustee	Undecided		Trust term expiration date	Undecided
Location	(Address) 6-5-8 Kitashinagawa, Shinagawa-ku, Tokyo (Lot number) 6-387-2 Kitashinagawa, Shinagawa-ku, Tokyo
Land	Form of ownership	Ownership	Building	Form of ownership	Ownership
	Land use district	Category 1 low-rise exclusive residential district		Use	Apartment complex
	Area (m2)	3,167.72		Total floor area (m2)	5,520.41
	Floor-area ratio (Land use district designation)	150%		Structure/number of floors	RC, 4F/B1F
	Building coverage ratio (Land use district designation)	60%		Construction completion date	January 18, 2011
	Planned acquisition price (thousand yen)	3,400,000	Whether security is established		None
Outline of leasing and management
	Total leasable area (m2)	3,569.73	Total number of tenants		1
	Total leased area (m2)	3,039.10	Number of leasable residential units (units)		26
	Occupancy rate (area basis)	85.1%	Number of leased residential units (units)		22
	Security deposit (thousand yen)	47,460	Monthly lease revenue (thousand yen)		16,270
	Property management company	Sekiwa Real Estate, Ltd.	Lessee		Sekiwa Real Estate, Ltd.
	Agreement term expiration date	Undecided	Leasing format		Master lease agreement/ pass-through-type
Outline of written appraisal			Outline of building engineering report (building condition appraisal), etc.
	Appraisal method	Appraisal by Tanizawa Sogo Appraisal Co., Ltd.	Investigation report company		Tokyo Bldg-Tech Center Co., Ltd.
	Appraised value (thousand yen)	3,560,000	Repair expenses (thousand yen)	Emergency	0
	Time of valuation	December 1, 2017		Within one year	0
				2 to 12-year period	74,260
			Building replacement cost (thousand yen)		1,851,000
			Probable maximum loss rate (PML)		6.85%
Notes
1    Part of the wall on the land adjoining the north side of this property is being encroached upon this property’s land. SHI has agreed with the seller that, at the seller’s responsibility and expense, the encroachment will be removed, or a memorandum of understanding on encroachments will be executed with the owner of the wall.

Disclaimer: This translation is for informational purposes only. If there is any discrepancy between the Japanese version of the English translation, the Japanese version shall prevail.

(6) Esty Maison Toyosu Residence
Outline of specified asset (trust beneficiary interest)
	Trustee	Sumitomo Mitsui Trust Bank, Limited		Trust term expiration date	September 26, 2023
Location	(Address) 3-5-3 Toyosu, Koto-ku, Tokyo (Lot number) 3-1-43 Toyosu, Koto-ku, Tokyo and one other plot
Land	Form of ownership	Ordinary fixed-term land lease right	Building	Form of ownership	Ownership
	Land use district	Industrial district		Use	Apartment complex, office, and retail store
	Area (m2)	8,818.22		Total floor area (m2)	26,364.53
	Floor-area ratio (Land use district designation)	200%		Structure/number of floors	RC, 14F
	Building coverage ratio (Land use district designation)	60%		Construction completion date	February 28, 2008
	Planned acquisition price (thousand yen)	6,050,000	Whether security is established		None
Outline of leasing and management
	Total leasable area (m2)	23,538.73	Total number of tenants		1
	Total leased area (m2)	23,065.61	Number of leasable residential units (units)		384 (excluding six retail stores)
	Occupancy rate (area basis)	98.0%	Number of leased residential units (units)		375 (excluding six retail stores)
	Security deposit (thousand yen)	105,289	Monthly lease revenue (thousand yen)		74,049
	Property management company	Haseko Livenet, Inc.	Lessee		Haseko Livenet, Inc.
	Agreement term expiration date	July 31, 2018	Leasing format		Master lease agreement/ pass-through-type
Outline of written appraisal			Outline of building engineering report (building condition appraisal), etc.
	Appraisal method	Appraisal by Tanizawa Sogo Appraisal Co., Ltd.	Investigation report company		Tokyo Bldg-Tech Center Co., Ltd.
	Appraised value (thousand yen)	6,440,000	Repair expenses (thousand yen)	Emergency	0
	Time of valuation	December 1, 2017		Within one year	0
				2 to 12-year period	452,510
			Building replacement cost (thousand yen)		6,605,000
			Probable maximum loss rate (PML)		4.37%
Notes
1.   The floor-area ratio for the land relating to the trust real estate was to be 200%, but authorization was received for relaxation of the floor-area ratio under the provisions of Article 68-3, Paragraph 1 of the Building Standards Act, and the floor-area ratio is 283.08%.
2.   Of the land relating to the trust real estate, Tokyo Gas Co., Ltd. has land surface rights to part of the land aimed at the ownership of a gas governor and its incidental facilities.
3.   Of the buildings relating to the trust real estate, because the sign installed in the E building retail store is in a fire prevention district and is more than 3m high, it must be made of nonflammable materials under the Fire Service Act (Act No. 186 of 1948; as amended), but as of today it has not been confirmed whether or not it satisfies this requirement. SHI and Seller agree that Seller shall conduct negotiations with tenants and promptly conduct the appropriate measures regarding the matter set out above at Seller’s responsibility and expense.
4.   Urban Renaissance Agency is the land owner and the lease is an ordinary fixed-term land lease right with a lease term of 65 years from March 17, 2006.
5.   If selling the fixed-term land lease right, it is necessary to notify the land owner in advance of the details of the sale agreement in writing and to receive the written approval of the land owner. Further, the written approval of the land owner is also required if desiring to establish rights for the purpose of sale, pledge, mortgage, or other security with respect to the ownership right of the subject building, and if desiring to reconstruct or make an addition or renovation to the building or to do other work on the buildings, etc.
6.   The land leaseholder and the land owner may each apply to the other for the sale of the subject land during the period from the date on which 30 years has passed since the execution of the fixed-term land lease agreement to the date one year before the expiry of the fixed-lease term, and if the other party’s application is approved, the land owner shall hand the subject land over to the land leaseholder within one year. The purchase price and the other conditions of sale will be as provided by the land owner.

Disclaimer: This translation is for informational purposes only. If there is any discrepancy between the Japanese version of the English translation, the Japanese version shall prevail.

[Explanation of Matters Stated in the Above Tables]

(1)
For “Trustee”, as of today, the trustees and the trust term expiration dates for Assets to be Acquired except Esty Maison Toyosu Residence are undecided, but are scheduled to be decided before acquisition of the assets to be acquired is completed. Further, for Esty Maison Toyosu Residence, we plan to continue to use the current trustee as of this day, and therefore the trustee and trust term expiration date as of today are indicated.

(2)
“Location (Address)” indicates the residential address description, and for properties for which the residential address description has not been made yet, the details in the location column for the building indicated in the registry (including the registration record; same below) are indicated (in cases of multiple lot numbers, that of one parcel). “Location (Lot number)” indicates the respective lot numbers indicated in the registration record (in cases of multiple lot numbers, that of one plot).

(3)	“Form of ownership” for land and buildings indicates the type of right planned to be held by the Trustee for the trust real estate.
(4)	“Land use district” of the land indicates the type of land use district listed in Article 8, Paragraph 1, Item 1 of the City Planning Act (Act No. 100 of 1968; as amended) (“City Planning Act”).
(5)	“Area” for land indicates the land area indicated in the registration record (in cases of multiple areas, the total thereof).
(6)
“Floor-area ratio” for land indicates the value determined by City Planning in accordance with the land use district, etc. for the ratio of the total area of the building to the site area, as set forth in Article 52 of the Building Standards Act (Act No. 201 of 1950; as amended)(the “Building Standards Act”).

(7)
“Building coverage ratio” for land indicates the value determined by City Planning in accordance with the land use district, etc. for the ratio of the construction area of the structure to the site area, as set forth in Article 53 of the Building Standards Act.

(8)	“Use” for buildings indicates the principal usage among those listed in the registry.
(9)	“Total floor area” for buildings indicates the total floor area of the principal buildings indicated in the registry.
(10)
“Structure/Number of floors” for buildings indicates the structure and number of floors listed in the registry. The abbreviations used in “Structure/Number of floors” are set forth below.
RC: Steel-reinforced concrete construction, S: Steel frame construction, F: Number of floors, B: Basement

(11)	“Construction completion date” for buildings indicates the initial time of new construction indicated in the registry.
(12)	“Whether security is established” indicates whether or not there are plans to establish security after acquisition by New SHR.
(13)
The values in “Outline of leasing and management” indicate information as of the last day of December 2017, and are indicated based on values and information provided by the current owner of the assets to be acquired. Furthermore, “Total leased area” is not indicated in the registry but is the total leasing area indicated in lease agreements; provided, however, that if there is an obvious error in the indication in the lease agreements, it is indicated based on the construction drawings, etc. In addition, because the Trustee plans to enter into a new master lease agreement with the master lessee for the Assets to be Acquired except Esty Maison Toyosu Residence, “1” is indicated in “Total number of tenants” on the assumption that the consent of all end tenants has been obtained regarding the master lessee being the lessor. For the definition of Master Lease Agreement, please refer to (17) below.

(14)
“Monthly lease revenue” indicates the total amount of monthly rent under the lease agreements valid as of the end of December 2017 (including administrative expenses, but excluding consumption tax relating to rent for the retail stores and offices), because the master lessee and the Trustee plan to enter into a master lease agreement/pass-through-type of lease agreement for the Assets to be Acquired except Esty Maison Toyosu Residence, and for the Esty Maison Toyosu Residence there already exists a lease agreement between the current Lessee and the Trustee which is planned to be continued, and the rent paid by the master lessee and the rent paid by tenant to the master lessee are anticipated to be the same amount. For the definitions of master lease agreement/pass-through-type, please refer to (17) below.

(15)
“Property management company” indicates the property management company anticipated to be selected as the delegatee of the property management business for the trust real estate relating to the assets to be acquired except Esty Maison Toyosu Residence as of this date,. For the Esty Maison Toyosu Residence, the current property management company is planned to continue its function, and as such the current property management company is listed.

(16)
“Lessee” indicates the lessee anticipated to enter into a master lease agreement with the Trustee for the Assets to be Acquired except Esty Maison Toyosu Residence. For the Esty Maison Toyosu Residence, the current lessee is planned to continue its function as the master lessee, and as such the current lessee is listed.

(17)
“Leasing format” indicates the leasing scheme anticipated to be entered into between the Lessee and the Trustee (direct lease, sublease, etc.) for the Assets to be Acquired except Esty Maison Toyosu Residence. For the Esty Maison Toyosu Residence, the current leasing scheme is planned to be continued, and as such the current leasing scheme is listed. Furthermore, “Master lease agreement” refers to a lease agreement for an entire building to be entered into after acquisition by New SHR with a master lessee for the purpose of subleasing to third parties for the Assets to be Acquired except Esty Maison Toyosu Residence, and refers to a lease agreement for an entire building currently entered into between the lessee and trustee for the purpose of subleasing to third parties for Esty Maison Toyosu Residence. In addition, “Master lease agreement/pass-through-type” means a master lease agreement whereby the master lessee pays the same amount of rent as the rent received from the parties leasing the property from the master lessee, such as the end tenants, etc.

(18)
The value for “Probable maximum loss rate” is based on the earthquake PML evaluation report prepared by SOMPO Risk Management & Health Care, Inc. The contents of the earthquake PML evaluation report indicate the opinions of the parties reporting on the investigation, and SHI and New SHR do not guarantee the accuracy of those contents. “Probable maximum loss rate (PML)” means probable maximum loss rate due to earthquake, and here it means the level of damage that would be incurred due to an earthquake of the largest scale anticipated in a 50-year period (a large-scale earthquake with a recurrence period of 475 years, also equivalent to a 10% probability in 50 years), indicated as a percentage in respect of the replacement cost for anticipated restoration of damage costs.

(19)
The matters indicated in “Notes” are matters considered material in light of their impact on the valuation amount, profitability, and disposability of the property, as well as matters considered material in relation to the right relations and use, etc. of the property, including the following matters.

(i)	The main restrictions and regulations under laws and regulations and various rules;
(ii)	The main encumbrances and restrictions relating to right relations, etc.;
(iii)
The main cases if there are any structures, etc. that encroach over the boundaries between the trust real estate and adjacent land or issues regarding boundary confirmations, etc., and agreements relating thereto; and

(iv)	The main agreed matters and agreements between co-owners or unit owners.

Disclaimer: This translation is for informational purposes only. If there is any discrepancy between the Japanese version of the English translation, the Japanese version shall prevail.

4．Details of the Assets to be Sold and Cancellation of Leases

(1) Esty Maison Machida
Outline of specified asset (trust Beneficiary interest)
Trustee		Mizuho Trust & Banking Co., Ltd.		Trust term expiration date	July 31, 2025
Location	(Address) 2-1-17 Haramachida, Machida-shi, Tokyo (Lot number) 2-1272-6 Haramachida, Machida-shi, Tokyo and three other plots
Land	Form of ownership	Ownership	Building	Form of ownership	Ownership
	Land use district	Commercial district		Use	Apartment complex
	Area (m2)	587.48		Total floor area (m2)	4,033.59
	Floor-area ratio (Land use district designation)	600%		Structure/number of floors	SRC, 15F
	Building coverage ratio (Land use district designation)	80%		Construction completion date	February 23, 2004
Outline of leasing and management
Total leasable area (m2)		3,090.89		Total number of tenants	1
Total leased area (m2)		2,838.08		Property management company	Sekiwa Real Estate, Ltd.
Occupancy rate (area basis)	Last day of September 2013	94.9%		Leasing format	Master lease agreement/ pass-through-type
	Last day of September 2014	95.5%
	Last day of September 2015	95.8%
	Last day of September 2016	90.8%
	Last day of September 2017	91.8%
Security deposit (thousand yen)		8,592		Lease income (thousand yen)	50,436
Outline of written appraisal
Appraised value (thousand yen)		1,530,000		Appraisal agency	Tanizawa Sogo Appraisal Co., Ltd.
Time of valuation		December 1, 2017

Disclaimer: This translation is for informational purposes only. If there is any discrepancy between the Japanese version of the English translation, the Japanese version shall prevail.

(2) Esty Maison Shinkawasaki
Outline of specified asset (trust beneficiary interest)
Trustee		Mizuho Trust & Banking Co., Ltd.		Trust term expiration date	October 31, 2025
Location	(Address) 1-4 Furuichiba, Saiwai-ku, Kawasaki-shi, Kanagawa (Lot number) 1-4-1 Furuichiba, Saiwai-ku, Kawasaki-shi, Kanagawa
Land	Form of ownership	Ownership	Building	Form of ownership	Ownership
	Land use district	Category 1 medium-to-high-rise exclusive residential district, category 1 residential district		Use	Apartment complex
	Area (m2)	1,992.09		Total floor area (m2)	3,737.47
	Floor-area ratio (Land use district designation)	200%		Structure/number of floors	RC, 5F
	Building coverage ratio (Land use district designation)	60%		Construction completion date	March 5, 1999
Outline of leasing and management
Total leasable area (m2)		3,737.47		Total number of tenants	1
Total leased area (m2)		3,737.47		Property management company	-
Occupancy rate (area basis)	Last day of September 2013	100.0%		Leasing format	Direct lease agreement
	Last day of September 2014	100.0%
	Last day of September 2015	100.0%
	Last day of September 2016	100.0%
	Last day of September 2017	100.0%
Security deposit (thousand yen)		10,666		Lease income (thousand yen)	31,998
Outline of written appraisal
Appraised value (thousand yen)		1,230,000		Appraisal agency	Morii Appraisal & Investment Consulting, Inc.
Time of valuation		December 1, 2017

Disclaimer: This translation is for informational purposes only. If there is any discrepancy between the Japanese version of the English translation, the Japanese version shall prevail.

(3) Esty Maison Megurohoncho
Outline of specified asset (trust beneficiary interest)
Trustee		Mizuho Trust & Banking Co., Ltd.		Trust term expiration date	October 31, 2025
Location	(Address) 4-8-21 Megurohoncho, Meguro-ku, Tokyo (Lot number) 4-170-22 Megurohoncho, Meguro-ku, Tokyo and one other plot
Land	Form of ownership	Ownership	Building	Form of ownership	Ownership
	Land use district	Category 1 medium-to-high-rise exclusive residential district		Use	Apartment complex
	Area (m2)	865.22		Total floor area (m2)	1,975.84
	Floor-area ratio (Land use district designation)	200%		Structure/number of floors	RC, 3F/B1F
	Building coverage ratio (Land use district designation)	60%		Construction completion date	February 22, 2006
Outline of leasing and management
Total leasable area (m2)		1,656.02		Total number of tenants	1
Total leased area (m2)		1,423.43		Property management company	Sekiwa Real Estate, Ltd.
Occupancy rate (area basis)	Last day of September 2013	96.9%		Leasing format	Master lease agreement/ pass-through-type
	Last day of September 2014	100.0%
	Last day of September 2015	89.8%
	Last day of September 2016	93.0%
	Last day of September 2017	86.0%
Security deposit (thousand yen)		6,355		Lease income (thousand yen)	29,057
Outline of written appraisal
Appraised value (thousand yen)		1,130,000		Appraisal agency	Daiwa Real Estate Appraisal Co., Ltd.
Time of valuation		September 30, 2017

Disclaimer: This translation is for informational purposes only. If there is any discrepancy between the Japanese version of the English translation, the Japanese version shall prevail.

(4) Esty Maison Joto
Outline of specified asset (trust beneficiary interest)
Trustee		Mizuho Trust & Banking Co., Ltd.		Trust term expiration date	October 31, 2025
Location	(Address) 2-11-8 Noe, Joto-ku, Osaka-shi, Osaka (Lot number) 2-59 Noe, Joto-ku, Osaka-shi, Osaka
Land	Form of ownership	Ownership	Building	Form of ownership	Ownership
	Land use district	Category 1 residential district		Use	Apartment complex
	Area (m2)	740.49		Total floor area (m2)	2,232.26
	Floor-area ratio (Land use district designation)	300%		Structure/number of floors	RC, 9F
	Building coverage ratio (Land use district designation)	80%		Construction completion date	August 31, 2006
Outline of leasing and management
Total leasable area (m2)		2,065.92		Total number of tenants	1
Total leased area (m2)		1,933.44		Property management company	Sekiwa Kanri Kansai Ltd.
Occupancy rate (area basis)	Last day of September 2013	97.0%		Leasing format	Master lease agreement/ pass-through-type
	Last day of September 2014	90.7%
	Last day of September 2015	93.6%
	Last day of September 2016	95.5%
	Last day of September 2017	93.6%
Security deposit (thousand yen)		4,232		Lease income (thousand yen)	32,181
Outline of written appraisal
Appraised value (thousand yen)		951,000		Appraisal agency	Japan Real Estate Institute
Time of valuation		December 1, 2017

Disclaimer: This translation is for informational purposes only. If there is any discrepancy between the Japanese version of the English translation, the Japanese version shall prevail.

(5) Esty Maison Tenjinhigashi I
Outline of specified asset (trust beneficiary interest)
Trustee		Sumitomo Mitsui Trust Bank, Limited		Trust term expiration date	September 30, 2027
Location	(Address) 4-3 Susakimachi, Hakata-ku, Fukuoka-shi, Fukuoka (Lot number) 53 Susakimachi, Hakata-ku, Fukuoka-shi, Fukuoka
Land	Form of ownership	Ownership	Building	Form of ownership	Ownership
	Land use district	Commercial district		Use	Apartment complex
	Area (m2)	239.18		Total floor area (m2)	1,158.70
	Floor-area ratio (Land use district designation)	500%		Structure/number of floors	SRC, 15F
	Building coverage ratio (Land use district designation)	80%		Construction completion date	January 31, 2007
Outline of leasing and management
Total leasable area (m2)		1,058.82		Total number of tenants	1
Total leased area (m2)		1,058.82		Property management company	Miyoshi Real Estate Co., Ltd.
Occupancy rate (area basis)	Last day of September 2013	95.0%		Leasing format	Master lease agreement/ pass-through-type
	Last day of September 2014	97.8%
	Last day of September 2015	93.5%
	Last day of September 2016	97.8%
	Last day of September 2017	100.0%
Security deposit (thousand yen)		-		Lease income (thousand yen)	14,842
Outline of written appraisal
Appraised value (thousand yen)		364,000		Appraisal agency	Daiwa Real Estate Appraisal Co., Ltd.
Time of valuation		September 30, 2017

Disclaimer: This translation is for informational purposes only. If there is any discrepancy between the Japanese version of the English translation, the Japanese version shall prevail.

(6) Esty Maison Tenjinhigashi II
Outline of specified asset (trust beneficiary interest)
Trustee		Sumitomo Mitsui Trust Bank, Limited		Trust term expiration date	September 30, 2027
Location	(Address) 6-12 Susakimachi, Hakata-ku, Fukuoka-shi, Fukuoka (Lot number) 109-1 Susakimachi, Hakata-ku, Fukuoka-shi, Fukuoka
Land	Form of ownership	Ownership	Building	Form of ownership	Ownership
	Land use district	Commercial district		Use	Apartment complex
	Area (m2)	514.89		Total floor area (m2)	2,108.69
	Floor-area ratio (Land use district designation)	400%		Structure/number of floors	SRC, 13F
	Building coverage ratio (Land use district designation)	80%		Construction completion date	May 23, 2007
Outline of leasing and management
Total leasable area (m2)		1,943.72		Total number of tenants	1
Total leased area (m2)		1,825.02		Property management company	Miyoshi Real Estate Co., Ltd.
Occupancy rate (area basis)	Last day of September 2013	97.5%		Leasing format	Master lease agreement/ pass-through-type
	Last day of September 2014	96.3%
	Last day of September 2015	95.1%
	Last day of September 2016	97.6%
	Last day of September 2017	93.9%
Security deposit (thousand yen)		-		Lease income (thousand yen)	27,579
Outline of written appraisal
Appraised value (thousand yen)		738,000		Appraisal agency	Daiwa Real Estate Appraisal Co., Ltd.
Time of valuation		September 30, 2017

Disclaimer: This translation is for informational purposes only. If there is any discrepancy between the Japanese version of the English translation, the Japanese version shall prevail.

(7) Esty Maison Shijonishinotoin
Outline of specified asset (trust beneficiary interest)
Trustee		Sumitomo Mitsui Trust Bank, Limited		Trust term expiration date	April 24, 2018
Location	(Address) 697 Myodenjicho, Nishinotoin-dori Shijosagaru, Shimogyo-ku, Kyoto-shi, Kyoto (Lot number) 697 Myodenjicho, Nishinotoin-dori Shijosagaru, Shimogyo-ku, Kyoto-shi, Kyoto
Land	Form of ownership	Ownership	Building	Form of ownership	Ownership
	Land use district	Commercial district		Use	Apartment complex
	Area (m2)	400.59		Total floor area (m2)	3,374.74
	Floor-area ratio (Land use district designation)	700%		Structure/number of floors	RC, 12F/B1F
	Building coverage ratio (Land use district designation)	80%		Construction completion date	April 8, 2008
Outline of leasing and management
Total leasable area (m2)		2,261.28		Total number of tenants	1
Total leased area (m2)		2,160.19		Property management company	Haseko Livenet, Inc.
Occupancy rate (area basis)	Last day of September 2013	96.7%		Leasing format	Master lease agreement/ pass-through-type
	Last day of September 2014	100.0%
	Last day of September 2015	95.6%
	Last day of September 2016	92.9%
	Last day of September 2017	95.5%
Security deposit (thousand yen)		4,000		Lease income (thousand yen)	38,825
Outline of written appraisal
Appraised value (thousand yen)		1,180,000		Appraisal agency	Japan Real Estate Institute
Time of valuation		December 1, 2017

Disclaimer: This translation is for informational purposes only. If there is any discrepancy between the Japanese version of the English translation, the Japanese version shall prevail.

(8) Esty Maison Hachiojiminamino
Outline of specified asset (trust beneficiary interest)
Trustee		Mizuho Trust & Banking Co., Ltd.		Trust term expiration date	October 31, 2025
Location	(Address) 3-2-8 Nishikatakura, Hachioji-shi, Tokyo (Lot number) 3-2-6 Nishikatakura, Hachioji-shi, Tokyo and four other plots
Land	Form of ownership	Ownership	Building	Form of ownership	Ownership
	Land use district	Category 1 residential district		Use	Apartment complex
	Area (m2)	1,134.50		Total floor area (m2)	2,243.06
	Floor-area ratio (Land use district designation)	200%		Structure/number of floors	RC, 5F
	Building coverage ratio (Land use district designation)	60%		Construction completion date	March 6, 2007
Outline of leasing and management
Total leasable area (m2)		2,155.16		Total number of tenants	1
Total leased area (m2)		2,105.04		Property management company	Sekiwa Real Estate, Ltd.
Occupancy rate (area basis)	Last day of September 2013	93.0%		Leasing format	Master lease agreement/ pass-through-type
	Last day of September 2014	94.2%
	Last day of September 2015	95.3%
	Last day of September 2016	94.2%
	Last day of September 2017	97.7%
Security deposit (thousand yen)		5,922		Lease income (thousand yen)	33,249
Outline of written appraisal
Appraised value (thousand yen)		875,000		Appraisal agency	Richi Appraisal Institute
Time of valuation		September 30, 2017

Disclaimer: This translation is for informational purposes only. If there is any discrepancy between the Japanese version of the English translation, the Japanese version shall prevail.

(9) Esty Maison Nishinakajima
Outline of specified asset (trust beneficiary interest)
Trustee		Mizuho Trust & Banking Co., Ltd.		Trust term expiration date	July 31, 2027
Location	(Address) 2-8-21 Higashi Nakajima, Higashi Yodogawa-ku, Osaka-shi, Osaka (Lot number) 2-8-10 Higashi Nakajima, Higashi Yodogawa-ku, Osaka-shi, Osaka and six other plots
Land	Form of ownership	Ownership	Building	Form of ownership	Ownership
	Land use district	Commercial district		Use	Apartment complex
	Area (m2)	969.02		Total floor area (m2)	3,947.24
	Floor-area ratio (Land use district designation)	400%		Structure/number of floors	RC, 14F
	Building coverage ratio (Land use district designation)	80%		Construction completion date	April 18, 2007
Outline of leasing and management
Total leasable area (m2)		3,643.42		Total number of tenants	1
Total leased area (m2)		3,353.96		Property management company	Sekiwa Kanri Kansai Co., Ltd.
Occupancy rate (area basis)	Last day of September 2013	96.2%		Leasing format	Master lease agreement/ pass-through-type
	Last day of September 2014	92.9%
	Last day of September 2015	93.0%
	Last day of September 2016	96.4%
	Last day of September 2017	92.1%
Security deposit (thousand yen)		5,876		Lease income (thousand yen)	61,750
Outline of written appraisal
Appraised value (thousand yen)		1,900,000		Appraisal agency	Japan Real Estate Institute
Time of valuation		December 1, 2017

Disclaimer: This translation is for informational purposes only. If there is any discrepancy between the Japanese version of the English translation, the Japanese version shall prevail.

(10) Esty Maison Kawaramachi
Outline of specified asset (trust beneficiary interest)
Trustee		Mitsubishi UFJ Trust and Banking Corporation		Trust term expiration date	February 28, 2023
Location	(Address) 3-2-10 Kawaramachi, Chuo-ku, Osaka-shi, Osaka (Lot number) 3-17-2 Kawaramachi, Chuo-ku, Osaka-shi, Osaka
Land	Form of ownership	Ownership	Building	Form of ownership	Ownership
	Land use district	Commercial district		Use	Apartment complex and office
	Area (m2)	655.89		Total floor area (m2)	4,580.48
	Floor-area ratio (Land use district designation)	600%		Structure/number of floors	RC, 14F
	Building coverage ratio (Land use district designation)	80%		Construction completion date	October 17, 2006
Outline of leasing and management
Total leasable area (m2)		3,486.48		Total number of tenants	1
Total leased area (m2)		3,311.28		Property management company	Sekiwa Kanri Kansai Co., Ltd.
Occupancy rate (area basis)	Last day of September 2013	94.2%		Leasing format	Master lease agreement/ pass-through-type
	Last day of September 2014	95.1%
	Last day of September 2015	94.5%
	Last day of September 2016	96.3%
	Last day of September 2017	95.0%
Security deposit (thousand yen)		7,971		Lease income (thousand yen)	58,186
Outline of written appraisal
Appraised value (thousand yen)		1,930,000		Appraisal agency	Tanizawa Sogo Appraisal Co., Ltd.
Time of valuation		December 1, 2017

Disclaimer: This translation is for informational purposes only. If there is any discrepancy between the Japanese version of the English translation, the Japanese version shall prevail.

(11) Esty Maison Shibaura
Outline of specified asset (trust beneficiary interest)
Trustee		Mizuho Trust & Banking Co., Ltd.		Trust term expiration date	March 31, 2025
Location	(Address) 2-8-3 Shibaura, Minato-Ku, Tokyo (Lot number) 2-1-68 Shibaura, Minato-Ku, Tokyo and three other plots
Land	Form of ownership	Ownership	Building	Form of ownership	Ownership
	Land use district	Quasi-industrial district		Use	Apartment complex
	Area (m2)	1,217.25		Total floor area (m2)	4,855.53
	Floor-area ratio (Land use district designation)	400%		Structure/number of floors	SRC, 10F
	Building coverage ratio (Land use district designation)	60%		Construction completion date	August 26, 1996
Outline of leasing and management
Total leasable area (m2)		3,795.82		Total number of tenants	1
Total leased area (m2)		3,744.32		Property management company	Sekiwa Real Estate, Ltd.
Occupancy rate (area basis)	Last day of September 2013	-		Leasing format	Master lease agreement/ pass-through-type
	Last day of September 2014	-
	Last day of September 2015	91.6%
	Last day of September 2016	92.8%
	Last day of September 2017	98.6%
Security deposit (thousand yen)		12,615		Lease income (thousand yen)	75,708
Outline of written appraisal
Appraised value (thousand yen)		2,910,000		Appraisal agency	Chuo Real Estate Appraisal Co., Ltd.
Time of valuation		December 1, 2017

Disclaimer: This translation is for informational purposes only. If there is any discrepancy between the Japanese version of the English translation, the Japanese version shall prevail.

(12) Esty Maison Tsutsujigaoka
Outline of specified asset (trust beneficiary interest)
Trustee		Sumitomo Mitsui Trust Bank, Limited		Trust term expiration date	May 31, 2025
Location	(Address) 1-14-19 Nishitsutsujigaoka, Chofu-shi, Tokyo and other (Lot number) 1-14-19 Nishitsutsujigaoka, Chofu-shi, Tokyo and two other plots
Land	Form of ownership	Ownership	Building	Form of ownership	Ownership
	Land use district	Category 1 medium-to-high-rise exclusive residential district		Use	Apartment complex
	Area (m2)	1,503.25		Total floor area (m2)	2,456.48
	Floor-area ratio (Land use district designation)	200%		Structure/number of floors	RC, 5F/B1F
	Building coverage ratio (Land use district designation)	60%		Construction completion date	March 9, 2002
Outline of leasing and management
Total leasable area (m2)		1,849.70		Total number of tenants	1
Total leased area (m2)		1,658.70		Property management company	Sekiwa Real Estate, Ltd.
Occupancy rate (area basis)	Last day of September 2013	-		Leasing format	Master lease agreement/ pass-through-type
	Last day of September 2014	-
	Last day of September 2015	92.3%
	Last day of September 2016	100.0%
	Last day of September 2017	89.7%
Security deposit (thousand yen)		6,127		Lease income (thousand yen)	27,051
Outline of written appraisal
Appraised value (thousand yen)		911,000		Appraisal agency	Tanizawa Sogo Appraisal Co., Ltd.
Time of valuation		December 1, 2017

Disclaimer: This translation is for informational purposes only. If there is any discrepancy between the Japanese version of the English translation, the Japanese version shall prevail.

[Explanation of Matters Stated in the Above Tables]

(1)
“Location (Address)” indicates the residential address description, or for a property for which the residential address is not yet established, the location of the building as described in the registry (Including register records; the same hereinafter.) “Location (Lot number)” indicates the lot number indicated in the land registry (in cases of multiple lot numbers, that of one parcel).

(2)	“Form of ownership” for land and buildings indicates the type of right held by the Trustee for the trust real estate.
(3)	“Land use district” for land indicates the type of land use district as set forth in Article 8, Paragraph 1, Item 1 of the City Planning Act.
(4)	“Area” for land indicates the land area indicated in the registration record (in cases of multiple areas, the total thereof).
(5)
“Floor-area ratio” for land indicates the value determined by City Planning in accordance with the land use district, etc. for the ratio of the total area of the building to the site area, as set forth in Article 52 of the Building Standards Act.

(6)
“Building coverage ratio” for land indicates the value determined by City Planning in accordance with the land use district, etc. for the ratio of the construction area of the structure to the site area, as set forth in Article 53 of the Building Standards Act.

(7)	“Use” for buildings indicates the principal usage among those listed in the registry.
(8)	“Total floor area” for buildings indicates the total floor area of the principal buildings indicated in the registry.
(9)
“Structure/Number of floors” for buildings indicates the structure and number of floors listed in the registry. The abbreviations used in “Structure/Number of floors” are set forth below.
 RC: Steel-reinforced concrete structure, SRC: Steel frame and reinforced concrete structure, F: Number of floors, B: Basement

(10)	“Construction completion date” for buildings indicates the initial time of new construction indicated in the registry.
(11)
Values indicated within “Lease and management overall condition” are based on information that is current as of September 30, 2017. However, “Lease income” reflects actual values for the fiscal period ended September 30, 2017 (April 1, 2017 to September 30, 2017). Furthermore, “Total lettable area” and “Total leasing area” are not indicated in the registry but are totals of leasing area indicated in lease agreements.

(12)
“Lease format” indicates the leasing scheme entered into between the Lessee and the Trustee (direct lease, sublease, etc.). Furthermore, “Master lease agreement” refers to a lease agreement for an entire building entered into with a master lessee for the purpose of subleasing to third parties. In addition, “Master lease agreement/pass-through-type” means a master lease agreement whereby the master lessee pays the same amount of rent as the rent received from the parties leasing the property from the master lessee, such as the end tenants, etc.

Disclaimer: This translation is for informational purposes only. If there is any discrepancy between the Japanese version of the English translation, the Japanese version shall prevail.

5．Overview of Seller and Purchaser

The Seller of the Assets to be Acquired is the following:
(i)	Name	Sekisui House, Ltd.
(ii)	Location	1-1-88, Oyodonaka, Kita-ku, Osaka-shi, Osaka
(iii)	Title and name of representatives	Chairman, Representative Director & CEO Isami Wada President, Representative Director & COO Toshinori Abe
(iv)	Business description	Industrialized housing design, construction, and contracting along with real estate sales, brokerage, leasing, management, and related business.
(v)	Capital	202,591 million yen (as of October 31, 2017)
(vi)	Date established	August 1960
(vii)	Net assets	1,158,204 million yen (consolidated) (as of October 31, 2017)
(viii)	Total assets	2,405,285 million yen (consolidated) (as of October 31, 2017)
(ix)	Major shareholders (Shareholding ratio)	The Master Trust Bank of Japan, Ltd. (7.41%) Sekisui Chemical Co., Ltd. (6.11%) Japan Trustee Services Bank, Ltd. (5.69%) (as of July 31, 2017 for each)
(x)	Relationship with the Two Investment Corporations and the Two Asset Management Companies
Capital ties
As of today, Sekisui House holds 3.52% of the total number of SHI investment units outstanding and 6.72% of the total number of SHR investment units outstanding. In addition, Sekisui House fully owns all of the Two Asset Management Companies’ total outstanding shares, and as such falls under an Interested Person, etc. as defined in the Investment Trust Act.

Personnel ties
Sekisui House has currently dispatched one part-time director and one part-time corporate auditor to SHAM and one-part director and one part-time corporate auditor to SHIA. In addition, two of SHAM’s officers and employees and 15 of SHIA’a officers and employees are seconded from Sekisui House.

Business ties
Sekisui House has entered into an agreement with SHI and SHAM concerning right of first refusal, as well as a memorandum of understanding regarding use of trademarks with SHI with the aim of establishing a pipeline for property information (primarily housing properties), etc. and an memorandum with SHI concerning use of trademark. In addition, Sekisui House has also entered with SHR and SHIA into a pipeline support agreement, sponsor support agreement, memorandum of understanding regarding the holding of investment units, and memorandum of understanding regarding use of trademarks. Furthermore, Sekisui House has agreed on the date hereof that of the agreements noted above, the agreement with SHI and SHAM for right of first refusal, etc. and the agreements with SHR and SHIA for pipeline support and sponsor support are subject to the Investment Corporation Merger coming into effect and shall be terminated on the effective date of the Investment Corporation Merger. As a result, on the date hereof Sekisui House entered into a new sponsor support agreement with SHR and SHIA (“New Sponsor Support Agreement”) to take effect on the effective date of the Investment Corporation Merger (The New Sponsor Support Agreement effectively integrates the content of Sekisui House’s agreement with SHI and SHAM regarding the existing right of first refusal, etc. along with the pipeline support agreement and sponsor support agreement with SHR and SHIA.)

	Concerning Related Parties	As sole parent company of the Two Asset Management Companies, Sekisui House is a related party.

Disclaimer: This translation is for informational purposes only. If there is any discrepancy between the Japanese version of the English translation, the Japanese version shall prevail.

The purchasers of the Assets to be Sold are multiple domestic limited liability companies financed by the same domestic special purpose company and managed by the same asset management company which shall remain undisclosed here as they and their investor have not given approval for such disclosure. Furthermore, those purchasers, their investor, and the asset management company have no capital, personnel, or business ties worthy of mention with the Two Investment Corporations or the Two Asset Management Companies, and do not constitute related parties to the Two Investment Corporations or the Two Asset Management Companies.

6．Information on Property Acquirers, etc.

Prime Maison Shirokanedai Tower, Prime Maison Otsuka, Prime Maison Asakusabashi, Prime Maison Daikanyama, and Prime Maison Gotenyama West
	Current Owner	Previous Owner
Company Name	Sekisui House	None
Relationship with persons of special interest	Please refer to “5. Overview of Seller and Purchaser” above.	-
Acquisition particulars, reason, etc.	Company development property	-
Acquisition price	-	-
Acquisition timing	-	-

Esty Maison Toyosu Residence
	Current Owner	Previous Owner
Company Name	Sekisui House	Not a person of special interest
Relationship with persons of special interest	Please refer to “5. Overview of Seller and Purchaser” above.	-
Acquisition particulars, reason, etc.	Acquired after entering into a real estate purchase and sale agreement with the previous owner in September 2013 with the goal of investment, etc.	-
Acquisition price	Omitted since the current owner has held the property for more than one year.	-
Acquisition timing	September 27, 2013	-

Disclaimer: This translation is for informational purposes only. If there is any discrepancy between the Japanese version of the English translation, the Japanese version shall prevail.

7．Information Regarding the Design, etc. of the Assets to be Acquired
Property name	Client	Building designer	Structural designer	Builder	Building inspection body
Prime Maison Shirokanedai Tower	Sekisui House	Takenaka Corporation	Takenaka Corporation	Takenaka Corporation	UHEC
Prime Maison Otsuka	Sekisui House	KK Kouken Sekkei	Matsuo Architects Office	Konoike Construction Co., Ltd.	Juutaku Kinyuu Fukyuu Kyoukai
Prime Maison Asakusabashi	Sekisui House	Form Architect Planning Co., Ltd.	Cross Factory Co., Ltd.	Sekisui House	Juutaku Kinyuu Fukyuu Kyoukai
Prime Maison Daikanyama	Sekisui House	Form Architect Planning Co., Ltd.	Cross Factory Co., Ltd.	Mabuchi Construction Co., Ltd.	Juutaku Kinyuu Fukyuu Kyoukai
Prime Maison Gotenyama West	Sekisui House	Nikken Housing System Ltd.	Taisei Corporation	Taisei Corporation	UHEC
Esty Maison Toyosu Residence	Sojitz Corporation	Haseko Corporation	Haseko Corporation	Haseko Corporation	Center for Better Living

Among the Assets to be Acquired, the building method for the Prime Maison Shirokanedai Tower has been approved by the Minister of Land, Infrastructure and Transport under the provisions of Article 68-26 of the Building Standards Act, and the approval letter has been confirmed. The Prime Maison Otsuka and the Prime Maison Asakusabashi have received structural calculation conformity judgments from designated structural calculation conformity judgment bodies pursuant to the revision of the Building Standards Act enforced in June 2007, and it was confirmed that those judgments were received at the time of the acquisition of the Assets to be Acquired. In addition, the Prime Maison Daikanyama, the Prime Maison Gotenyama West, and the Esty Maison Toyosu Residence are not subject to such structural calculation conformity judgments, so SHI delegated a structural calculation confirmation investigation to a third-party body (Tokyo Bldg-Tech Center Co., Ltd.), and it obtained a results report from that third-party body stating that no particular improprieties, such as intentional alterations or falsifications, were found in structural calculations, etc. to the extent of the verification under that investigation.

8．Outline of Intermediation

There is no applicable intermediation pertaining to the acquisition of the Assets to be Acquired.
The intermediary pertaining to the Assets to be Sold is a domestic general business company, which will remain undisclosed here as such intermediary has not given approval for such disclosure. Furthermore, such intermediary has no capital, personnel, or business ties worthy of mention with the Two Investment Corporations or the Two Asset Management Companies, and does not constitute a related party to the Two Investment Corporations or the Two Asset Management Companies.

9．Transactions with Interested Persons, etc.

Sekisui House, the seller of the Assets to be Acquired set forth above, constitutes an interested person, etc. as described above, and it constitutes an interested person stipulated in SHI’s independent rules on conflict of interest countermeasures. Consequently, upon the execution of the Asset Acquisition Agreements, in accordance with the Investment Trust Act and the aforementioned independent rules, SHI’s consent has been obtained upon approval by SHAM’s risk management and compliance office, and deliberation and decision or resolution by SHAM’s investment committee, compliance committee and board of directors, and by SHI’s board of directors.
In addition, SHI constitutes an interested person, etc. in regard to five properties of the Assets to be Acquired other than the Esty Maison Toyosu Residence, and it plans to entrust property management business and business as the master lease company to Sekiwa Real Estate, Ltd., which also constitutes an interested person. The delegation of such business is also scheduled to undergo procedures equivalent to the foregoing in accordance with the aforementioned independent rules.

10. Settlement Method for the Assets to be Acquired and the Assets to be Sold

New SHR plans to pay the seller the acquisition price, etc. for the Assets to be Acquired in a lump sum on the scheduled acquisition date. New SHR also plans to settle the sale and purchase price for the Assets to be Sold in a lump sum on the scheduled sale date.

Disclaimer: This translation is for informational purposes only. If there is any discrepancy between the Japanese version of the English translation, the Japanese version shall prevail.

11. Schedule of the Asset Acquisition and the Asset Sale

The schedule for the acquisition of the Assets to be Acquired and the sale of the Assets to be Sold is as follows.

Acquisition and sale decision date	January 24, 2018
Sale and purchase agreement execution date	January 24, 2018
Scheduled date of sale and purchase price payment and receipt	May 1, 2018
Scheduled date of trust beneficiary interest sale (scheduled acquisition and sale date)	May 1, 2018

12. Impact on the Finances of SHI and New SHR if Forward Commitments, etc. Cannot be Performed

(1) Asset Acquisition Agreements
　The Asset Acquisition Agreements constitute forward commitments, etc. by an investment corporation stipulated in the “Comprehensive Guidelines for Supervision of Financial Instruments Business Operators, etc.” set forth by the Financial Services Agency.
　Under the Asset Acquisition Agreements, if the Asset Acquisition Agreements have been canceled due to a breach of a material duty by SHI (or New SHR if New SHR has succeeded SHI’s rights and obligations) or on other grounds, SHI (or New SHR if New SHR has succeeded SHI’s status, rights and duties of SHI under the Asset Acquisition Agreement) must pay the amount equal to 20% of the sale and purchase price as a penalty. However, under the Asset Acquisition Agreements, SHI (or New SHR if New SHR has succeeded to the status, rights and duties of SHI under the Asset Acquisition Agreements) having completed the fundraising required to pay the sale and purchase price, etc. has been made a condition for closing the sale and purchase. Furthermore, the Investment Corporation Merger coming into effect is not a condition precedent under the Asset Acquisition Agreements. Accordingly, the Asset Acquisition is scheduled to take place on the same date even if the Investment Corporation Merger is not implemented due to the failure to obtain an approval of the Investment Corporation Merger Agreement at the general meeting of unitholders of either SHI or SHR or due to other grounds. In that case, SHI will examine and discuss changing, by agreement with Sekisui House, all or part of the assets it will acquire through the Asset Acquisition or the conditions for the sale and purchase under the Asset Acquisition Agreements (including, but not limited to, changing the acquisition price and the timing of the acquisition), or taking other appropriate measures,(Note) while taking into consideration the impact of the Asset Replacement on the financial condition of SHI. Furthermore, in light of the cash deposits held by SHI and SHI’s cash flow, etc. as of today, SHI believes that there is a low possibility that it will be unable to raise the sale and purchase price under the Asset Acquisition Agreements, and it believes that there is a low possibility of a material impact on its finances in relation to the Asset Acquisition Agreements.

Note: The Asset Acquisition Agreements stipulate provisions to the effect that SHI and Sekisui House will consult in good faith  s  if the Investment Corporation Merger is not implemented.

(2) Asset Sale Agreements

　The Asset Sale Agreements constitute forward commitments, etc. by an investment corporation stipulated in the “Comprehensive Guidelines for Supervision of Financial Instruments Business Operators, etc.” set forth by the Financial Services Agency.
　Under the Asset Sale Agreements, if the Asset Sale Agreements have been canceled due to a breach of a material duty by SHI (or New SHR if New SHR has succeeded SHI’s status, rights and duties of SHI under the Asset Acquisition Agreement) or on other grounds, SHI (or New SHR if New SHR has succeeded SHI’s status, rights and duties of SHI under the Asset Acquisition Agreement) must pay the amount equal to 20% of the sale and purchase price as a penalty. Furthermore, the Investment Corporation Merger coming into effect is not a condition precedent under the Asset Sale Agreements. Accordingly, the Asset Sale is scheduled to take place on the same date even if the Investment Corporation Merger is not implemented due to the failure to obtain an approval of the Investment Corporation Merger Agreement at the general meeting of unitholders of either SHI or SHR or due to other grounds. Therefore, there is believed to be a low possibility of the Asset Sale Agreements having a material impact on the finances of SHI.

Disclaimer: This translation is for informational purposes only. If there is any discrepancy between the Japanese version of the English translation, the Japanese version shall prevail.

13. Future Outlook

As set forth above, the settlement and delivery for the Asset Replacement is scheduled for May 1, 2018, which is the effective date of the Investment Corporation Merger. For New SHR’s earnings forecasts that use the Asset Replacement as part of their preconditions, please see the “Notice Concerning the Forecast of Operating Results and Distributions Subsequent to the Merger of Sekisui House Reit, Inc. and Sekisui House Residential Investment Corporation for the Fiscal Periods Ending October 31, 2018 and April 30, 2019” announced by the Two Investment Corporations today.
In addition, following the execution of the Investment Corporation Merger Agreement, SHI intends to submit a proposal to its general meeting of unitholders, which is scheduled to be held on March 27, 2018, regarding the amendment of its Articles of Incorporation to change the ends of its fiscal period from the current last days of March and September to the last days of April and October. Provided that such amendment of the Articles of Incorporation is approved by the general meeting of unitholders, SHI’s final fiscal period if the Investment Corporation Merger comes into effect is scheduled to be the seven months from October 1, 2017 to April 30, 2018 (the “fiscal period ending April 30, 2018”). For details regarding earnings forecasts for the fiscal period ending April 30, 2018, which will be SHI’s final fiscal period following the execution of the Investment Corporation Merger Agreement and in the event the proposal to revise the articles of incorporation as described above is adopted and approved by the general meeting of unitholders and the Investment Corporation Merger comes into effect, and forecasted merger consideration in the form of cash distributions to be paid as the proceeds of cash distributions for the final fiscal period, please see the “Notice Concerning Forecast of Operating Results for the Fiscal Period Ending April 30, 2018 (Final Fiscal Period) and Merger Consideration” announced by SHI today.

Disclaimer: This translation is for informational purposes only. If there is any discrepancy between the Japanese version of the English translation, the Japanese version shall prevail.

14. Summary of Appraisal Statements Regarding Assets to be Acquired

Property name	Prime Maison Shirokanedai Tower
Appraisal price	8,340,000,000 yen
Name of appraisal agency	Tanizawa Sogo Appraisal Co., Ltd.
Time of valuation	December 1, 2017
(Unit: thousand yen)
Items	Details	Summary, etc.
Value based on income approach	8,340,000
It was determined that the value based on the income approach calculated using the DCF method, which calculates the value by defining fluctuations on future net operating income, is more persuasive and convincing, so trial calculations were performed using the direct capitalization method, based on the income amount according to the DCF method.

Value based on direct capitalization method	8,470,000
Operating Revenue	446,516
Lease revenue (including common area fee income)	441,752	Assessed as standard and stable lease income and parking lot income.
Parking lot revenue	27,240
Other revenue	14,515	Key money, renewal fee, vending machine income, and bicycle registration fees recorded.
Vacant premises, etc. loss, etc.	-36,991	Assessed using vacancy rates and parking lots vacancy rates equalized over the medium- to long-term.
Operating Expenses	94,794
Maintenance and management expenses	21,293	Assessed based on service agreements, etc.
Water and utility fees	2,194	Assessed based on expenditure records, etc.
Repair expenses	7,467	Assessed based on engineering reports and similar cases.
Property manager fee	12,960	Assessed based on service agreements (not including CM and LM fees).
Tenant solicitation expenses, etc.	25,796	Assessed based on a turnover rate deemed to be a stable standard, based on the competitiveness of the subject real property and similar properties, etc.
Taxes and other public charges	19,466	Assessed based on FY2017 tax materials.
Non-life insurance premiums	703	Assessed using a standard rate (not enrolled in earthquake insurance).
Other expenses	4,911	Assessed based on expenditure records, etc.
Net Operating Income (NOI)	351,722
Revenue from investment of lump sum payments	337	Assessed using an investment yield of 1.0%. Investment income recorded.
Capital expenditure	-4,692	Assessed based on engineering reports and similar cases.
Net Income (NCF)	347,367
Capitalization rate	4.1%
The rate was compared to multiple transactions in neighboring areas and similar areas within the same supply and demand area, etc., we took into account a comprehensive overview of the marketability of the subject real property and trends in the real property market, etc., and took note of the relationship to the discount rate when performing our assessment.

Value based on DCF method	8,290,000
Discount rate	4.2%
We set a base yield for condominiums using the build up method, etc. based on the yield for financial products, and carried out our assessment by incorporating the specified risks for the subject real property into that base yield.

Final capitalization rate	4.3%	We carried out our assessment by incorporating future unpredictability, based on the capitalization rate.
Cost method value	9,180,000	Calculated by making depreciation corrections to the cost of replacement of the subject real property.
Land ratio	72.0%
Building ratio	28.0%

Other Matters Taken Into Consideration by the Appraisal Agency When Performing the Appraisal
Based on a value forming process and request purpose in which a market participant (purchaser) values profitability in the subject real property, as well as the typology as “a lease property and its site,” we used as our standard an income amount that appropriately reflected future profitability for an investor to examine the cost method value and set the appraised value at the value based on the income approach.

Disclaimer: This translation is for informational purposes only. If there is any discrepancy between the Japanese version of the English translation, the Japanese version shall prevail.

*Comparison with the current rent unit price
Prime Maison Shirokanedai Tower
Average rent unit price for the appraisal price	5,435 yen/m2 (17,970 yen/tsubo)
Average unit rent unit price for lease agreements	5, 501 yen/m2 (18,187 yen/tsubo)

Property name	Prime Maison Otsuka
Appraisal price	3,860,000,000 yen
Name of appraisal agency	Tanizawa Sogo Appraisal Co., Ltd.
Time of valuation	December 1, 2017
(Unit: thousand yen)
Items	Details	Summary, etc.
Value based on income approach	3,860,000
It was determined that the value based on the income approach calculated using the DCF method, which calculates the value by defining fluctuations on future net operating income, is more persuasive and convincing, so trial calculations were performed using the direct capitalization method, based on the income amount according to the DCF method.

Value based on direct capitalization method	3,930,000
Operating Revenue	224,730
Lease revenue (including common area fee income)	220,415	Assessed as standard and stable lease income and parking lot income.
Parking lot revenue	13,272
Other revenue	5,368	Renewal fees, trunk room income, and bicycle parking lot registration fees recorded.
Vacant premises, etc. loss, etc.	-14,325	Assessed using vacancy rates and parking lots vacancy rates equalized over the medium- to long-term.
Operating Expenses	53,054
Maintenance and management expenses	10,822	Assessed based on service agreements, etc.
Water and utility fees	2,352	Assessed based on expenditure records, etc.
Repair expenses	4,270	Assessed based on engineering reports and similar cases.
Property manager fee	6,609	Assessed based on service agreements (not including CM and LM fees).
Tenant solicitation expenses, etc.	12,370	Assessed based on a turnover rate deemed to be a stable standard, based on the competitiveness of the subject real property and similar properties, etc.
Taxes and other public charges	12,836	Assessed based on FY2017 tax materials, etc.
Non-life insurance premiums	420	Assessed at standard rates.
Other expenses	3,370	Assessed based on expenditure records, etc.
Net Operating Income (NOI)	171,676
Revenue from investment of lump sum payments	218	Assessed using an investment yield of 1.0%. Investment income recorded.
Capital expenditure	-2,800	Assessed based on engineering reports and similar cases.
Net Income (NCF)	169,095
Capitalization rate	4.3%
The rate was compared to multiple transactions in neighboring areas and similar areas within the same supply and demand area, etc., we took into account a comprehensive overview of the marketability of the subject real property and trends in the real property market, etc., and took note of the relationship to the discount rate when performing our assessment.

Value based on DCF method	3,830,000
Discount rate	4.4%
We set a base yield for condominiums using the build up method, etc. based on the yield for financial products, and carried out our assessment by incorporating the specified risks for the subject real property into that base yield.

Final capitalization rate	4.5%	We carried out our assessment by incorporating future unpredictability, based on the capitalization rate.
Cost method value	3,940,000	Calculated by making depreciation corrections to the cost of replacement of the subject real property.
Land ratio	63.2%
Building ratio	36.8%

Other Matters Taken Into Consideration by the Appraisal Agency When Performing the Appraisal
Based on a value forming process and request purpose in which a market participant (purchaser) values profitability in the subject real property, as well as the typology as “a lease property and its site,” we used as our standard an income amount that appropriately reflected future profitability for an investor to examine the cost method value and set the appraised value at the value based on the income approach.

Disclaimer: This translation is for informational purposes only. If there is any discrepancy between the Japanese version of the English translation, the Japanese version shall prevail.

 *Comparison with the current rent unit price
Prime Maison Otsuka
Average rent unit price for the appraisal price	4,659 yen/m2 (15,400 yen/tsubo)
Average unit rent unit price for lease agreements	4,703 yen/m2 (15,549 yen/tsubo)

Property name	Prime Maison Asakusabashi
Appraisal price	1,760,000,000 yen
Name of appraisal agency	Tanizawa Sogo Appraisal Co., Ltd.
Time of valuation	December 1, 2017
(Unit: thousand yen)
Items	Details	Summary, etc.
Value based on income approach	1,760,000
It was determined that income approach value calculated using the DCF method, which calculates the value by defining fluctuations on future net operating income, is more persuasive and convincing, so trial calculations were performed using the direct capitalization method, based on the income amount according to the DCF method.

Value based on direct capitalization method	1,790,000
Operating Revenue	103,906
Lease revenue (including common area fee income)	105,540	Assessed as standard and stable lease income and parking lot income.
Parking lot revenue	1,200
Other revenue	2,503	Key money, renewal fees, etc., and bicycle parking lot initial registration fees recorded.
Vacant premises, etc. loss, etc.	-5,337	Assessed using vacancy rates and parking lots vacancy rates equalized over the medium- to long-term.
Operating Expenses	25,833
Maintenance and management expenses	6,562	Assessed based on service agreements, etc.
Water and utility fees	1,097	Assessed based on expenditure records, etc.
Repair expenses	2,197	Assessed based on engineering reports and similar cases.
Property manager fee	3,042	Assessed based on service agreements (not including CM and LM fees).
Tenant solicitation expenses, etc.	6,076	Assessed based on a turnover rate deemed to be a stable standard, based on the competitiveness of the subject real property and similar properties, etc.
Taxes and other public charges	5,307	Assessed based on FY2017 tax materials.
Non-life insurance premiums	198	Assessed at standard rates.
Other expenses	1,350	Assessed based on expenditure records, etc.
Net Operating Income (NOI)	78,073
Revenue from investment of lump sum payments	77	Assessed using an investment yield of 1.0%. Investment income recorded.
Capital expenditure	-1,320	Assessed based on engineering reports and similar cases.
Net Income (NCF)	76,831
Capitalization rate	4.3%
The rate was compared to multiple transactions in neighboring areas and similar areas within the same supply and demand area, etc., we took into account a comprehensive overview of the marketability of the subject real property and trends in the real property market, etc., and took note of the relationship to the discount rate when performing our assessment.

Value based on DCF method	1,750,000
Discount rate	4.4%
We set a base yield for condominiums using the build up method, etc. based on the yield for financial products, and carried out our assessment by incorporating the specified risks for the subject real property into that base yield.

Final capitalization rate	4.5%	We carried out our assessment by incorporating future unpredictability, based on the capitalization rate.
Cost method value	1,920,000	Calculated by making depreciation corrections to the cost of replacement of the subject real property.
Land ratio	68.7%
Building ratio	31.3%

Other Matters Taken Into Consideration by the Appraisal Agency When Performing the Appraisal
Based on a value forming process and request purpose in which a market participant (purchaser) values profitability in the subject real property, as well as the typology as “a lease property and its site,” we used as our standard an income amount that appropriately reflected future profitability for an investor to examine the cost method value and set the appraised value at the value based on the income approach.

Disclaimer: This translation is for informational purposes only. If there is any discrepancy between the Japanese version of the English translation, the Japanese version shall prevail.

 *Comparison with the current rent unit price
Prime Maison Asakusabashi
Average rent unit price for the appraisal price	4,326 yen/m2 (14,300 yen/tsubo)
Average unit rent unit price for lease agreements	4,335 yen/m2 (14,330 yen/tsubo)

Disclaimer: This translation is for informational purposes only. If there is any discrepancy between the Japanese version of the English translation, the Japanese version shall prevail.

Property name	Prime Maison Daikanyama
Appraisal price	2,650,000,000 yen
Name of appraisal agency	Tanizawa Sogo Appraisal Co., Ltd.
Time of valuation	December 1, 2017
(Unit: thousand yen)
Items	Details	Summary, etc.
Value based on income approach	2,650,000
It was determined that the value based on the income approach calculated using the DCF method, which calculates the value by defining fluctuations on future net operating income, is more persuasive and convincing, so trial calculations were performed using the direct capitalization method, based on the income amount according to the DCF method.

Value based on direct capitalization method	2,720,000
Operating Revenue	145,454
Lease revenue (including common area fee income)	140,800	Assessed as standard and stable lease income, and parking lot income.
Parking lot revenue	8,640
Other revenue	6,558	Key money, renewal fees, and bicycle parking lot registration fees recorded.
Vacant premises, etc. loss, etc.	-10,544	Assessed using vacancy rates and parking lots vacancy rates equalized over the medium- to long-term.
Operating Expenses	32,459
Maintenance and management expenses	5,337	Assessed based on service agreements, etc.
Water and utility fees	1,494	Assessed based on expenditure records, etc.
Repair expenses	1,961	Assessed based on engineering reports and similar cases.
Property manager fee	4,166	Assessed based on service agreements (not including CM and LM fees).
Tenant solicitation expenses, etc.	8,476	Assessed based on a turnover rate deemed to be a stable standard, based on the competitiveness of the subject real property and similar properties, etc.
Taxes and other public charges	8,320	Assessed based on FY2017 tax materials, etc.
Non-life insurance premiums	228	Assessed at standard rates.
Other expenses	2,472	Assessed based on expenditure records, etc.
Net Operating Income (NOI)	112,995
Revenue from investment of lump sum payments	227	Assessed using an investment yield of 1.0%. Investment income recorded.
Capital expenditure	-1,520	Assessed based on engineering reports and similar cases.
Net Income (NCF)	111,702
Capitalization rate	4.1%
The rate was compared to multiple transactions in neighboring areas and similar areas within the same supply and demand area, etc., we took into account a comprehensive overview of the marketability of the subject real property and trends in the real property market, etc., and took note of the relationship to the discount rate when performing our assessment.

Value based on DCF method	2,620,000
Discount rate	4.2%
We set a base yield for condominiums using the build up method, etc. based on the yield for financial products, and carried out our assessment by incorporating the specified risks for the subject real property into that base yield.

Final capitalization rate	4.3%	We carried out our assessment by incorporating future unpredictability, based on the capitalization rate.
Cost method value	2,700,000	Calculated by making depreciation corrections to the cost of replacement of the subject real property.
Land ratio	75.4%
Building ratio	24.6%

Other Matters Taken Into Consideration by the Appraisal Agency When Performing the Appraisal
Based on a value forming process and request purpose in which a market participant (purchaser) values profitability in the subject real property, as well as the typology as “a lease property and its site,” we used as our standard an income amount that appropriately reflected future profitability for an investor to examine the cost method value and set the appraised value at the value based on the income approach.

*Comparison with the current rent unit price
Prime Maison Daikanyama
Average rent unit price for the appraisal price	6,595 yen/m2 (21,800 yen/tsubo)
Average unit rent unit price for lease agreements	6,855 yen/m2 (22,661 yen/tsubo)

Disclaimer: This translation is for informational purposes only. If there is any discrepancy between the Japanese version of the English translation, the Japanese version shall prevail.

Property name	Prime Maison Gotenyama West
Appraisal price	3,560,000,000 yen
Name of appraisal agency	Tanizawa Sogo Appraisal Co., Ltd.
Time of valuation	December 1, 2017
(Unit: thousand yen)
Items	Details	Summary, etc.
Value based on income approach	3,560,000
It was determined that the value based on the income approach calculated using the DCF method, which calculates the value by defining fluctuations on future net operating income, is more persuasive and convincing, so trial calculations were performed using the direct capitalization method, based on the income amount according to the DCF method.

Value based on direct capitalization method	3,620,000
Operating Revenue	215,306
Lease revenue (including common area fee income)	218,981	Assessed as standard and stable lease income and parking lot income.
Parking lot revenue	12,240
Other revenue	3,649	Renewal fee income recorded.
Vacant premises, etc. loss, etc.	-19,565	Assessed using vacancy rates and parking lots vacancy rates equalized over the medium- to long-term.
Operating Expenses	62,983
Maintenance and management expenses	17,091	Assessed based on service agreements, etc.
Water and utility fees	3,426	Recorded based on expenditure records, etc.
Repair expenses	5,091	Assessed based on engineering reports and similar cases.
Property manager fee	6,349	Assessed based on service agreements (not including CM and LM fees).
Tenant solicitation expenses, etc.	12,773	Assessed based on a turnover rate deemed to be a stable standard, based on the competitiveness of the subject real property and similar properties, etc.
Taxes and other public charges	16,358	Assessed based on FY2017 tax materials.
Non-life insurance premiums	599	Assessed at standard rates.
Other expenses	1,291	Assessed based on expenditure records, etc.
Net Operating Income (NOI)	152,322
Revenue from investment of lump sum payments	520	Assessed using an investment yield of 1.0%. Investment income recorded.
Capital expenditure	-4,625	Assessed based on engineering reports and similar cases.
Net Income (NCF)	148,217
Capitalization rate	4.1%
The rate was compared to multiple transactions in neighboring areas and similar areas within the same supply and demand area, etc., we took into account a comprehensive overview of the marketability of the subject real property and trends in the real property market, etc., and took note of the relationship to the discount rate when performing our assessment.

Value based on DCF method	3,540,000
Discount rate	4.2%
We set a base yield for condominiums using the build up method, etc. based on the yield for financial products, and carried out our assessment by incorporating the specified risks for the subject real property into that base yield.

Final capitalization rate	4.3%	We carried out our assessment by incorporating future unpredictability, based on the capitalization rate.
Cost method value	3,860,000	Calculated by making depreciation corrections to the cost of replacement of the subject real property.
Land ratio	74.1%
Building ratio	25.9%

Other Matters Taken Into Consideration by the Appraisal Agency When Performing the Appraisal
Based on a value forming process and request purpose in which a market participant (purchaser) values profitability in the subject real property, as well as the typology as “a lease property and its site,” we used as our standard an income amount that appropriately reflected future profitability for an investor to examine the cost method value and set the appraised value at the value based on the income approach.

*Comparison with the current rent unit price
Prime Maison Gotenyama West
Average rent unit price for the appraisal price	5,112 yen/m2 (16,900 yen/tsubo)
Average unit rent unit price for lease agreements	5,353 yen/m2 (17,697 yen/tsubo)

Disclaimer: This translation is for informational purposes only. If there is any discrepancy between the Japanese version of the English translation, the Japanese version shall prevail.

Property name	Esty Maison Toyosu Residence
Appraisal price	6,440,000,000 yen
Name of appraisal agency	Tanizawa Sogo Appraisal Co., Ltd.
Time of valuation	December 1, 2017
(Unit: thousand yen)
Items	Details	Summary, etc.
Value based on income approach	6,440,000
It was determined that the value based on the income approach calculated using the DCF method, which calculates the value by defining fluctuations on future net operating income, is more persuasive and convincing, so trial calculations were performed using the direct capitalization method (revised Inwood method), based on the income amount according to the DCF method.

Price using the direct capitalization method (revised Inwood method)	6,640,000
Operating Revenue	898,593
Lease revenue (including common area fee income)	903,095	Assessed as standard and stable lease income.
Water and utility fee revenue	1,633	Assessed based on expenditure records, etc.
Parking lot revenue	47,568	Assessed as standard and stable parking lot income.
Other revenue	12,892	Renewal fees and vending machine income, etc. recorded.
Vacant premises, etc. loss, etc.	-66,595	Assessed using vacancy rates and parking lots vacancy rates equalized over the medium- to long-term.
Operating Expenses	557,469
Maintenance and management expenses	43,499	Assessed based on service agreements, etc.
Water and utility fees	7,344	Assessed based on expenditure records, etc.
Repair expenses	22,318	Assessed based on engineering reports and similar cases.
Property manager fee	26,524	Assessed based on service agreements (not including CM and LM fees).
Tenant solicitation expenses, etc.	31,956	Assessed based on a turnover rate deemed to be a stable standard, based on the competitiveness of the subject real property and similar properties, etc.
Taxes and other public charges	41,612	Assessed based on FY2017 tax materials.
Non-life insurance premiums	1,980	Assessed based on similar cases.
Other expenses	382,234	Land rent, etc. assessed based on expenditure records, etc.
Net Operating Income (NOI)	341,123
Revenue from investment of lump sum payments	-4,462	Assessed using an investment yield of 1.0%. Investment income recorded. (Investment loss recorded for deposit guarantee money relating to land lease)
Capital expenditure	-26,400	Assessed based on engineering reports and similar cases.
Net Income (NCF)	310,260
Discount rate	4.5%
We set a base yield for condominiums using the build up method, etc. based on the yield for financial products, and carried out our assessment by incorporating the specified risks for the subject real property into that base yield and also examining case studies of transactions, etc.

Value based on DCF method	6,360,000
Discount rate (during the period held)	4.5%
We set a base yield for condominiums using the build up method, etc. based on the yield for financial products, and carried out our assessment by incorporating the specified risks for the subject real property into that base yield and also examining case studies of transactions, etc.

Discount rate (when assessing the sale price)	4.7%	We carried out our assessment by incorporating future unpredictability, based on the discount rate during the period it was held.
Cost method value	6,510,000	Calculated by making depreciation corrections to the cost of replacement of the subject real property.
Land ratio	37.8%
Building ratio	62.2%

Other Matters Taken Into Consideration by the Appraisal Agency When Performing the Appraisal
Based on a value forming process and request purpose in which a market participant (purchaser) values profitability in the subject real property, as well as the typology as “a building with a fixed-term land lease (lease premises),” we used as our standard an income amount that appropriately reflected future profitability for an investor to examine the cost method value and set the appraised value at the value based on the income approach.

*Comparison with the current rent unit price
Esty Maison Toyosu Residence
Average rent unit price for the appraisal price	3,206 yen/m2 (10,600 yen/tsubo)
Average unit rent unit price for lease agreements	3,219 yen/m2 (10,644 yen/tsubo)

Note 1: With respect to amounts of money, amounts under 1,000 yen were rounded down, so in some cases the total amount may not match the figures for operating income, operating expenses, or other items.
Note 2: “Average rent unit price for the appraisal price” is based on the stated “monthly lease revenue unit price (including common area fee income) calculated based on the “lease income (including common area fees income)” for the residential areas in the direct capitalization method in the above appraisal.
Note 3: “Average unit rent unit price for lease agreements” was calculated based on the total monthly rent income for effective lease agreements for the residential areas as of December 31, 2017.

Disclaimer: This translation is for informational purposes only. If there is any discrepancy between the Japanese version of the English translation, the Japanese version shall prevail.

15. Summary of Appraisal Statements Regarding Assets to be Sold

Property name	Esty Maison Machida
Appraisal price	1,530,000,000 yen
Name of appraisal agency	Tanizawa Sogo Appraisal Co., Ltd.
Time of valuation	December 1, 2017
(Unit: thousand yen)
Items	Details	Summary, etc.
Value based on income approach	1,530,000
It was determined that the value based on the income approach calculated using the DCF method, which calculates the value by defining fluctuations on future net operating income, is more persuasive and convincing, so trial calculations were performed using the direct capitalization method, based on the income amount according to the DCF method.

Value based on direct capitalization method	1,540,000
Operating Revenue	105,857
Lease revenue (including common area fee income)	105,108	Assessed as standard and stable lease income and parking lot income.
Parking lot revenue	3,240
Other revenue	3,088	Renewal fees, vending machine income, and antenna facility fees, etc. were recorded.
Vacant premises, etc. loss, etc.	-5,579	Assessed using vacancy rates and parking lots vacancy rates equalized over the medium- to long-term.
Operating Expenses	28,108
Maintenance and management expenses	4,673	Assessed based on service agreements, etc.
Water and utility fees	1,780	Assessed based on expenditure records.
Repair expenses	4,065	Assessed based on engineering reports and similar cases.
Property manager fee	3,108	Assessed based on service agreements (not including CM and LM fees).
Tenant solicitation expenses, etc.	3,066	Assessed based on a turnover rate deemed to be a stable standard, based on the competitiveness of the subject real property and similar properties, etc.
Taxes and other public charges	8,104	Assessed based on FY2017 tax materials.
Non-life insurance premiums	134	Actual amount based on the list of non-life insurance premiums. Not enrolled in earthquake insurance.
Other expenses	3,175	Assessed based on expenditure records.
Net Operating Income (NOI)	77,749
Revenue from investment of lump sum payments	78	Assessed using an investment yield of 1.0%. Investment income recorded.
Capital expenditure	-3,936	Assessed based on engineering reports and similar cases.
Net Income (NCF)	73,891
Capitalization rate	4.8%
The rate was compared to multiple transactions in neighboring areas and similar areas within the same supply and demand area, etc., we took into account a comprehensive overview of the marketability of the subject real property and trends in the real property market, etc., and took note of the relationship to the discount rate when performing our assessment.

Value based on DCF method	1,530,000
Discount rate	4.7%
We set a base yield for condominiums using the build up method, etc. based on the yield for financial products, and carried out our assessment by incorporating the specified risks for the subject real property into that base yield.

Final capitalization rate	5.0%	We carried out our assessment by incorporating future unpredictability, based on the capitalization rate.
Cost method value	1,580,000	Calculated by making depreciation corrections to the cost of replacement of the subject real property.
Land ratio	33.8%
Building ratio	66.2%

Other Matters Taken Into Consideration by the Appraisal Agency When Performing the Appraisal
Based on a value forming process and request purpose in which a market participant (purchaser) values profitability in the subject real property, as well as the typology as “a lease property and its site,” we used as our standard an income amount that appropriately reflected future profitability for an investor to examine the cost method value and set the appraised value at the value based on the income approach.

Disclaimer: This translation is for informational purposes only. If there is any discrepancy between the Japanese version of the English translation, the Japanese version shall prevail.

Property Name	Esty Maison Shinkawasaki
Appraisal price	1,230,000,000 yen
Name of appraisal agency	Morii Appraisal & Investment Consulting, Inc.
Time of valuation	December 1, 2017
(Unit: thousand yen)
Items	Details	Summary, etc.
Value based on income approach	1,230,000	Calculated in correlation to the value based on the income approach amount using the DCF method and income amount using the direct capitalization method.
Value based on direct capitalization method	1,250,000
Operating Revenue	94,956
Lease revenue (including common area fee income)	89,542	Assessed based on rent levels recognized to be stable over the medium- to long-term, while also referring to the current rent and rent levels for similar real property.
Parking lot revenue	9,720
Other revenue	3,635	Key money, utility pole site use fee, and internet electricity usage fee income, etc. was recorded.
Vacant premises, etc. loss, etc.	-7,941	Assessed taking into account standard vacancy rates and the individual characteristics of the subject real property
Operating Expenses	25,771
Maintenance and management expenses	8,140	Assessed based on levels, etc. for similar real property.
Water and utility fees	2,713	Assessed based on levels, etc. for similar real property.
Repair expenses	2,442	Estimate in the engineering report recorded as 30% of the standardized amount.
Property manager fee	1,826	Assessed based on levels, etc. for similar real property.
Tenant solicitation expenses, etc.	1,492	Assessed based on levels, etc. for similar real property.
Taxes and other public charges	5,471	Assessed based on the FY2017 results, taking into consideration the variability rate/depreciation with age.
Non-life insurance premiums	129	Recorded based on the past records for the subject real property.
Other expenses	3,558	Costs for restoration to original condition, renewal fees, and CATV equipment usage fees recorded based on records, etc. for the subject real property.
Net Operating Income (NOI)	69,185
Revenue from investment of lump sum payments	137	Assessed by adding 1.0% interest to the amount calculated by deducting an amount equivalent to the amount for vacant premises from the amount of the deposits, etc. when all premises are occupied.
Capital expenditure	-5,699	Estimate in the engineering report recorded as 70% of the standardized amount.
Net Income (NCF)	63,623
Capitalization rate	5.1%
Assessed taking into account the unique characteristics of the subject real property such as the location, the building, and rights relationships, while also referring to the investment yield for similar real property transactions, etc.

Value based on DCF method	1,200,000
Discount rate	3.9%
Assessed taking into account the unique characteristics of the subject real property such as the location, the building, and rights relationships, while also referring to the investment yield for similar real property transactions, etc.

Final capitalization rate	5.3%	Assessed by applying the unpredictability of net income at a given time in the future, future building deterioration, and sale risks to the capitalization rate.
Cost method value	987,000
Land ratio	72.5%
Building ratio	27.5%

Other Matters Taken Into Consideration by the Appraisal Agency When Performing the Appraisal	We determined that the income amount is the amount that is most convincing and reflects the actual market conditions, so determined the appraisal price using the value based on the income approach.

Disclaimer: This translation is for informational purposes only. If there is any discrepancy between the Japanese version of the English translation, the Japanese version shall prevail.

Property name	Esty Maison Megurohoncho
Appraisal price	1,130,000,000 yen
Name of appraisal agency	Daiwa Real Estate Appraisal Co., Ltd.
Time of valuation	September 30, 2017

Disclaimer: This translation is for informational purposes only. If there is any discrepancy between the Japanese version of the English translation, the Japanese version shall prevail.

      (Unit: thousand yen)
Items	Details	Summary, etc.
Value based on income approach	1,130,000
It was determined that the value based on the income approach calculated using the DCF method, which calculates the value by defining fluctuations on future net operating income, is more persuasive, so we examined the income amount using the direct capitalization method and performed trial calculations of the income amount using the direct capitalization method.

Value based on direct capitalization method	1,150,000
Operating Revenue	63,489
Lease revenue (including common area fee income)	65,513	We assessed the expected standardized income recognized to be stable over the medium- to long-term, and recorded it.
Parking lot revenue	-
Other revenue	1,251	Assessed using historical amounts for past fiscal years, and recorded.
Vacant premises, etc. loss, etc.	-3,275	We assessed the vacancy rate recognized to be stable over the medium- to long-term, and recorded it.
Operating Expenses	14,268
Maintenance and management expenses	2,940	Assessed using the current agreement amounts and maintenance and management expenses for similar real property, and recorded it.
Water and utility fees	781	Assessed using the historical amounts for past fiscal years and maintenance and management expenses for similar real property, and recorded it.
Repair expenses	1,912	After examining the levels of repair costs for similar real property we determined that the average annual repair cost in the engineering report was appropriate, and recorded it.
Property manager fee	1,867	Based on the current agreement, we examined it using the levels of property manager fees for similar real property, and recorded it.
Tenant solicitation expenses, etc.	2,450
Tenant solicitation expenses, etc. were assessed based on the levels for similar real property, with reference to the turnover is the expected turnover rate were applied and the actual historical amounts for past fiscal year, and it was recorded.

Taxes and other public charges	3,646	Based on the amount in records provided by the client, we performed our assessment and recorded it after taking into account taxation, etc. levels and land price trends.
Non-life insurance premiums	72	Assessed using estimated amounts years and non-life insurance premiums for similar real property, and recorded it.
Other expenses	597	Assessed using historical amounts for past fiscal years, and recorded.
Net Operating Income (NOI)	49,221
Revenue from investment of lump sum payments	73
We assessed the status of investment, etc. of lump sum payments taking into comprehensive account perspectives of investment and procurement, and recorded the amount calculated by multiplying such amount by the expected amount of security deposits, etc., and recorded it.

Capital expenditure	-1,183
After examining the levels of renewal costs for similar real property we determined that the average annual repair cost in the engineering report was appropriate, and recorded the assessed capital expenditure amount after taking into account the CM fee.

Net Income (NCF)	48,112
Capitalization rate	4.2%
We adjusted the spread using building conditions such as the location, age, and equipment standards of the subject real property and other conditions such as the current rent compared to market standards, rights relationships, and agreement terms, and performed the assessment in reference to the capitalization rate for appraisal prices for other J-REIT properties in the same demand area, etc.

Value based on DCF method	1,120,000
Discount rate	4.0%
We performed the assessment using both comparisons appraisal cases for similar real property and by incorporating the characteristics of the real property into the financial asset yield in combination, and referred to interviews, etc. with investors.

Final capitalization rate	4.4%
We referred to the transaction yield in similar transaction case studies, and performed out assessment taking into comprehensive account future investment yield trends, the risks of the subject real property as an investment target, general projections for future economic growth rates, and real property price trends, etc. Using the subject real property’s capitalization rate as our basis, we performed our assessment taking into comprehensive account of the possibility of escalations in capital expenditure due to deterioration with age, the unpredictability of sales market trends, and unpredictable elements such as the effects of the passage of time on liquidity.

Cost method value	988,000
Land ratio	69.7%
Building ratio	30.3%

Disclaimer: This translation is for informational purposes only. If there is any discrepancy between the Japanese version of the English translation, the Japanese version shall prevail.

Other Matters Taken Into Consideration by the Appraisal Agency When Performing the Appraisal
We determined that an income amount properly reflecting actual supply and demand trends in the market and the motives of market participants is more persuasive, so we determined the appraisal price in reference to an estimate using the value based on the income approach.

Disclaimer: This translation is for informational purposes only. If there is any discrepancy between the Japanese version of the English translation, the Japanese version shall prevail.

Property name	Esty Maison Joto
Appraisal price	951,000,000 yen
Name of appraisal agency	Japan Real Estate Institute
Time of valuation	December 1, 2017
(Unit: thousand yen)
Items	Details	Summary, etc.
Value based on income approach	951,000	Both direct capitalization and DCF methodologies used in combination.
Value based on direct capitalization method	962,000
Operating Revenue	66,195	Vacant premises, etc. loss, etc. deducted from potential gross revenues.
Lease revenue (including common area fee income)	63,372	Recorded based on appropriate rent levels recognized to be stable over the medium- to long-term.
Parking lot revenue	3,922
Other revenue	3,133	Recorded taking into consideration historical amounts for past fiscal years.
Vacant premises, etc. loss, etc.	-4,232	Recorded on the assumption of occupancy rates stable over the medium- to long-term.
Operating Expenses	15,510
Maintenance and management expenses	2,477	Recorded taking into consideration current maintenance and management expenses, etc.
Water and utility fees	1,850	Recorded taking into consideration historical amounts for past fiscal years.
Repair expenses	2,246	Recorded taking into consideration costs for restoration to original condition and annual average amounts for repair and renewal expenses, etc. in the engineering report.
Property manager fee	1,894	Recorded taking into consideration current agreement terms, etc.
Tenant solicitation expenses, etc.	3,156	Recorded with reference to agreement terms and lease terms for similar real property.
Taxes and other public charges	3,427	Recorded based on taxes and other public charge related materials.
Non-life insurance premiums	72	Recorded taking into consideration insurance premiums, etc. based on current insurance policies.
Other expenses	388	Recorded taking into consideration historical amounts for past fiscal years.
Net Operating Income (NOI)	50,685
Revenue from investment of lump sum payments	36	Recorded as investment income using an investment yield of 1.0%.
Capital Expenditure	-2,615	Recorded taking into consideration annual average amounts for repair and renewal expenses, etc. in the engineering report.
Net Income (NCF)	48,106
Capitalization rate	5.0%
Assessed after taking into account against the yield that is the basis for each area the location of the subject real property, the circumstances of the building, and other adjustment of the spread due to other conditions, as well as future unpredictability and the transaction yield for similar real property, etc.

Value based on DCF method	940,000
Discount rate	4.8%	We referred to the investment yield for similar real property, and performed out assessment taking comprehensive account of matters such as the unique characteristics of the subject real property.
Final capitalization rate	5.2%
We referred to the transaction yield, etc. for similar real property, and performed out assessment taking into comprehensive account future investment yield trends, the risks of the subject real property as an investment target, general projections for future economic growth rates, and real property price and rent trends, etc.

Cost method value	698,000
We performed our assessment by incorporating into the assessed land price based on the actual transaction price the building price revised downwards from the replacement price, taking into account the unique characteristics of the subject building, and took into consideration the marketability of the building and the site in combination (including incidental costs).

Land ratio	36.5%
Building ratio	63.5%

Other Matters Taken Into Consideration by the Appraisal Agency When Performing the Appraisal	No applicable matters.

Disclaimer: This translation is for informational purposes only. If there is any discrepancy between the Japanese version of the English translation, the Japanese version shall prevail.

Property name	Esty Maison Tenjinhigashi I
Appraisal price	364,000,000 yen
Name of appraisal agency	Daiwa Real Estate Appraisal Co., Ltd.
Time of valuation	September 30, 2017

Disclaimer: This translation is for informational purposes only. If there is any discrepancy between the Japanese version of the English translation, the Japanese version shall prevail.

(Unit: thousand yen)
Items	Details	Summary, etc.
Value based on income approach	364,000
It was determined that the value based on the income approach calculated using the DCF method, which calculates the value by defining fluctuations on future net operating income, is more persuasive, so we examined the income amount using the direct capitalization method and performed trial calculations of the income amount using the direct capitalization method.

Value based on direct capitalization method	365,000
Operating Revenue	30,057
Lease revenue (including common area fee income)	29,784	We assessed the expected standardized income recognized to be stable over the medium- to long-term, and recorded it.
Parking lot revenue	900
Water and utility fee revenue	205	Assessed using historical amounts for past fiscal years, and recorded.
Other revenue	738	Assessed using historical amounts for past fiscal years, and recorded.
Vacant premises, etc. loss, etc.	-1,571	We assessed the vacancy rate recognized to be stable over the medium- to long-term, and recorded it.
Operating Expenses	9,013
Maintenance and management expenses	1,333	Assessed using the current agreement amounts and maintenance and management expenses for similar real property, and recorded it.
Water and utility fees	960	Assessed using the historical amounts for past fiscal years and maintenance and management expenses for similar real property, and recorded it.
Repair expenses	2,238	After examining the levels of repair costs for similar real property we determined that the average annual repair cost in the engineering report was appropriate, and recorded it.
Property manager fee	883	Based on the current agreement, we examined it using the levels of property manager fees for similar real property, and recorded it.
Tenant solicitation expenses, etc.	1,349
Tenant solicitation expenses, etc. were assessed based on the levels for similar real property, with reference to the turnover is the expected turnover rate were applied and the actual historical amounts for past fiscal year, and it was recorded.

Taxes and other public charges	2,068	Based on the amount in records provided by the client, we performed our assessment and recorded it after taking into account taxation, etc. levels and land price trends.
Non-life insurance premiums	58	Assessed using estimated amounts years and non-life insurance premiums for similar real property, and recorded it.
Other expenses	120	Assessed using historical amounts for past fiscal years, and recorded.
Net Operating Income (NOI)	21,043
Revenue from investment of lump sum payments	-
Capital expenditure	-2,433
After examining the levels of renewal costs for similar real property we determined that the average annual repair cost in the engineering report was appropriate, and recorded the assessed capital expenditure amount after taking into account the CM fee.

Net Income (NCF)	18,610
Capitalization rate	5.1%
We adjusted the spread using building conditions such as the location, age, and equipment standards of the subject real property and other conditions such as the current rent compared to market standards, rights relationships, and agreement terms, and performed the assessment in reference to the capitalization rate for appraisal prices for other J-REIT properties in the same demand area, etc.

Value based on DCF method	364,000
Discount rate	4.9%
We performed the assessment using both comparisons appraisal cases for similar real property and by incorporating the characteristics of the real property into the financial asset yield in combination, and referred to interviews, etc. with investors.

Final capitalization rate	5.3%
We referred to the transaction yield in similar transaction case studies, and performed out assessment taking into comprehensive account future investment yield trends, the risks of the subject real property as an investment target, general projections for future economic growth rates, and real property price trends, etc. Using the subject real property’s capitalization rate as our basis, we performed our assessment taking into comprehensive account of the possibility of escalations in capital expenditure due to deterioration with age, the unpredictability of sales market trends, and unpredictable elements such as the effects of the passage of time on liquidity.

Cost method value	269,000
Land ratio	29.0%
Building ratio	71.0%

Disclaimer: This translation is for informational purposes only. If there is any discrepancy between the Japanese version of the English translation, the Japanese version shall prevail.

Other Matters Taken Into Consideration by the Appraisal Agency When Performing the Appraisal
We determined that an income amount properly reflecting actual supply and demand trends in the market and the motives of market participants is more persuasive, so we determined the appraisal price in reference to an estimate using the value based on the income approach.

Disclaimer: This translation is for informational purposes only. If there is any discrepancy between the Japanese version of the English translation, the Japanese version shall prevail.

Property name	Esty Maison Tenjinhigashi II
Appraisal price	738,000,000 yen
Name of appraisal agency	Daiwa Real Estate Appraisal Co., Ltd.
Time of valuation	September 30, 2017
(Unit: thousand yen)
Items	Details	Summary, etc.
Value based on income approach	738,000
Value based on direct capitalization method	743,000
Operating Revenue	55,710
Lease revenue (including common area fee income)	53,636	We assessed the expected standardized income recognized to be stable over the medium- to long-term, and recorded it.
Parking lot revenue	2,400
Other revenue	2,571	Assessed using historical amounts for past fiscal years, and recorded.
Vacant premises, etc. loss, etc.	-2,897	We assessed the vacancy rate recognized to be stable over the medium- to long-term, and recorded it.
Operating Expenses	15,005
Maintenance and management expenses	1,620	Assessed using the current agreement amounts and maintenance and management expenses for similar real property, and recorded it.
Water and utility fees	1,058	Assessed using the historical amounts for past fiscal years and maintenance and management expenses for similar real property, and recorded it.
Repair expenses	3,934	After examining the levels of repair costs for similar real property we determined that the average annual repair cost in the engineering report was appropriate, and recorded it.
Property manager fee	1,642	Based on the current agreement, we examined it using the levels of property manager fees for similar real property, and recorded it.
Tenant solicitation expenses, etc.	2,494
Tenant solicitation expenses, etc. were assessed based on the levels for similar real property, with reference to the turnover is the expected turnover rate were applied and the actual historical amounts for past fiscal year, and it was recorded.

Taxes and other public charges	3,770	Based on the amount in records provided by the client, we performed our assessment and recorded it after taking into account taxation, etc. levels and land price trends.
Non-life insurance premiums	92	Assessed using estimated amounts years and non-life insurance premiums for similar real property, and recorded it.
Other expenses	393	Assessed using historical amounts for past fiscal years, and recorded.
Net Operating Income (NOI)	40,704
Revenue from investment of lump sum payments	-
Capital expenditure	-2,829
After examining the levels of renewal costs for similar real property we determined that the average annual repair cost in the engineering report was appropriate, and recorded the assessed capital expenditure amount after taking into account the CM fee.

Net Income (NCF)	37,875
Capitalization rate	5.1%
We adjusted the spread using building conditions such as the location, age, and equipment standards of the subject real property and other conditions such as the current rent compared to market standards, rights relationships, and agreement terms, and performed the assessment in reference to the capitalization rate for appraisal prices for other J-REIT properties in the same demand area, etc.

Value based on DCF method	736,000
Discount rate	4.9%
We performed the assessment using both comparisons appraisal cases for similar real property and by incorporating the characteristics of the real property into the financial asset yield in combination, and referred to interviews, etc. with investors.

Final capitalization rate	5.3%
We referred to the transaction yield in similar transaction case studies, and performed out assessment taking into comprehensive account future investment yield trends, the risks of the subject real property as an investment target, general projections for future economic growth rates, and real property price trends, etc. Using the subject real property’s capitalization rate as our basis, we performed our assessment taking into comprehensive account of the possibility of escalations in capital expenditure due to deterioration with age, the unpredictability of sales market trends, and unpredictable elements such as the effects of the passage of time on liquidity.

Cost method value	529,000
Land ratio	28.6%
Building ratio	71.4%

Other Matters Taken Into Consideration by the Appraisal Agency When Performing the Appraisal
We determined that an income amount properly reflecting actual supply and demand trends in the market and the motives of market participants is more persuasive, so we determined the appraisal price in reference to an estimate using the value based on the income approach.

Disclaimer: This translation is for informational purposes only. If there is any discrepancy between the Japanese version of the English translation, the Japanese version shall prevail.

Property name	Esty Maison Shijonishinotoin
Appraisal price	1,180,000,000 yen
Name of appraisal agency	Japan Real Estate Institute
Time of valuation	December 1, 2017
(Unit: thousand yen)
Items	Details	Summary, etc.
Value based on income approach	1,180,000	Both direct capitalization and DCF methodologies used in combination.
Value based on direct capitalization method	1,190,000
Operating Revenue	85,258	Vacant premises, etc. loss, etc. deducted from potential gross revenues.
Lease revenue (including common area fee income)	81,012	Recorded based on appropriate rent levels recognized to be stable over the medium- to long-term.
Parking lot revenue	5,147
Other revenue	5,898	Recorded taking into consideration historical amounts for past fiscal years.
Vacant premises, etc. loss, etc.	-6,799	Recorded on the assumption of occupancy rates stable over the medium- to long-term.
Operating Expenses	22,653
Maintenance and management expenses	2,808	Recorded taking into consideration current maintenance and management expenses, etc.
Water and utility fees	2,700	Recorded taking into consideration historical amounts for past fiscal years.
Repair expenses	2,947	Recorded taking into consideration costs for restoration to original condition and annual average amounts for repair and renewal expenses, etc. in the engineering report.
Property manager fee	2,387	Recorded taking into consideration current agreement terms, etc.
Tenant solicitation expenses, etc.	3,137	Recorded with reference to agreement terms and lease terms for similar real property.
Taxes and other public charges	5,504	Recorded based on taxes and other public charge related materials.
Non-life insurance premiums	99	Recorded taking into consideration insurance premiums, etc. based on current insurance policies.
Other expenses	3,071	Recorded taking into consideration historical amounts for past fiscal years.
Net Operating Income (NOI)	62,605
Revenue from investment of lump sum payments	40	Recorded as investment income using an investment yield of 1.0%.
Capital expenditure	-4,483	Recorded taking into consideration annual average amounts for repair and renewal expenses, etc. in the engineering report.
Net Income (NCF)	58,162
Capitalization rate	4.9%
Assessed after taking into account against the yield that is the basis for each area the location of the subject real property, the circumstances of the building, and other adjustment of the spread due to other conditions, as well as future unpredictability and the transaction yield for similar real property, etc.

Value based on DCF method	1,160,000
Discount rate	4.7%	We referred to the investment yield for similar real property, and performed out assessment taking comprehensive account of matters such as the unique characteristics of the subject real property.
Final capitalization rate	5.1%
We referred to the transaction yield, etc. for similar real property, and performed out assessment taking into comprehensive account future investment yield trends, the risks of the subject real property as an investment target, general projections for future economic growth rates, and real property price and rent trends, etc.

Cost method value	1,060,000
We performed our assessment by incorporating into the assessed land price based on the actual transaction price the building price revised downwards from the replacement price, taking into account the unique characteristics of the subject building, and took into consideration the marketability of the building and the site in combination (including incidental costs).

Land ratio	41.5%
Building ratio	58.5%

Other Matters Taken Into Consideration by the Appraisal Agency When Performing the Appraisal	No applicable matters.

Disclaimer: This translation is for informational purposes only. If there is any discrepancy between the Japanese version of the English translation, the Japanese version shall prevail.

Property name	Esty Maison Hachiojiminamino
Appraisal price	875,000,000 yen
Name of appraisal agency	Richi Appraisal Institute
Time of valuation	September 30, 2017
(Unit: thousand yen)
Items	Details	Summary, etc.
Value based on income approach	875,000	Calculated centered on the value based on the income approach using the DCF method and in correlation to the income amount using the direct capitalization method.
Value based on direct capitalization method	885,000
Operating Revenue	66,145
Lease revenue (including common area fee income)	67,560	Assessed based on rent standards recognized to be stable over the medium- to long-term, while also referring to the current rent and rent levels for similar real property.
Parking lot revenue	768
Other revenue	1,502	Water and utility fee income, renewal fee income, vending machine installation fee income, and motorcycle parking lot income recorded.
Vacant premises, etc. loss, etc.	-3,685	Assessed taking into account standard vacancy rates and the individual characteristics of the subject real property.
Operating Expenses	15,343
Maintenance and management expenses	2,736	Assessed based on levels and records, etc. for similar real property.
Water and utility fees	626	Assessed based on levels and records, etc. for similar real property.
Repair expenses	3,610	Assessed based on levels, etc. for ER and similar real property.
Property manager fee	2,142	Assessed based on levels and records, etc. for similar real property.
Tenant solicitation expenses, etc.	1,852	A stable turnover rate was assessed using similar real property and records, etc., and recorded.
Taxes and other public charges	3,667	Recorded based on FY2017 records.
Non-life insurance premiums	91	Recorded based on past records, etc.
Other expenses	617	Renewal administration fees recorded.
Net Operating Income (NOI)	50,802
Revenue from investment of lump sum payments	49	Investment yield assessed as 1.0%, and Investment income recorded.
Capital expenditure	-6,618	Assessed based on levels, etc. for ER and similar real property.
Net Income (NCF)	44,233
Capitalization rate	5.0%	Assessed taking into comprehensive account the subject real property’s location, unique characteristics, and market trends, etc.
Value based on DCF method	871,000
Discount rate	4.9%	Assessed taking into comprehensive account the subject real property’s location, unique characteristics, and market trends, etc.
Final capitalization rate	5.1%
Assessed taking into comprehensive account the impact of deterioration of the building at the end of the period it is held, market trends, and future unpredictability risks, etc. on the capitalization rate.

Cost method value	711,000
Land ratio	38.7%
Building ratio	61.3%

Other Matters Taken Into Consideration by the Appraisal Agency When Performing the Appraisal
Recognized the appropriateness of an income amount that reflects the price forming process of the typical purchaser of the subject real property, and determined the appraisal price using the value based on the income approach.

Disclaimer: This translation is for informational purposes only. If there is any discrepancy between the Japanese version of the English translation, the Japanese version shall prevail.

Property Name	Esty Maison Nishinakajima
Appraisal price	1,900,000,000 yen
Name of appraisal agency	Japan Real Estate Institute
Time of valuation	December 1, 2017
(Unit: thousand yen)
Items	Details	Summary, etc.
Value based on income approach	1,900,000	Both direct capitalization and DCF methodologies used in combination.
Value based on direct capitalization method	1,920,000
Operating Revenue	127,120	Vacant premises, etc. loss, etc. deducted from potential gross revenues.
Lease revenue (including common area fee income)	124,970	Recorded based on appropriate rent levels recognized to be stable over the medium- to long-term.
Parking lot revenue	5,509
Other revenue	6,086	Recorded taking into consideration historical amounts for past fiscal years.
Vacant premises, etc. loss, etc.	-9,445	Recorded on the assumption of occupancy rates stable over the medium- to long-term.
Operating Expenses	28,807
Maintenance and management expenses	3,245	Recorded taking into consideration current maintenance and management expenses, etc.
Water and utility fees	2,900	Recorded taking into consideration historical amounts for past fiscal years.
Repair expenses	4,540	Recorded taking into consideration costs for restoration to original condition and annual average amounts for repair and renewal expenses, etc. in the engineering report.
Property manager fee	3,637	Recorded taking into consideration current agreement terms, etc.
Tenant solicitation expenses, etc.	7,513	Recorded with reference to agreement terms and lease terms for similar real property.
Taxes and other public charges	6,366	Recorded based on taxes and other public charge related materials.
Non-life insurance premiums	132	Recorded taking into consideration insurance premiums, etc. based on current insurance policies.
Other expenses	474	Recorded taking into consideration historical amounts for past fiscal years.
Net Operating Income (NOI)	98,313
Revenue from investment of lump sum payments	60	Recorded as investment income using an investment yield of 1.0%.
Capital expenditure	-4,466	Recorded taking into consideration annual average amounts for repair and renewal expenses, etc. in the engineering report.
Net Income (NCF)	93,907
Capitalization rate	4.9%
Assessed after taking into account against the yield that is the basis for each area the location of the subject real property, the circumstances of the building, and other adjustment of the spread due to other conditions, as well as future unpredictability and the transaction yield for similar real property, etc.

Value based on DCF method	1,870,000
Discount rate	4.7%	We referred to the investment yield for similar real property, and performed out assessment taking comprehensive account of matters such as the unique characteristics of the subject real property.
Final capitalization rate	5.1%
We referred to the transaction yield, etc. for similar real property, and performed out assessment taking into comprehensive account future investment yield trends, the risks of the subject real property as an investment target, general projections for future economic growth rates, and real property price and rent trends, etc.

Cost method value	1,380,000
We performed our assessment by incorporating into the assessed land price based on the actual transaction price the building price revised downwards from the replacement price, taking into account the unique characteristics of the subject building, and took into consideration the marketability of the building and the site in combination (including incidental costs).

Land ratio	35.7%
Building ratio	64.3%

Other Matters Taken Into Consideration by the Appraisal Agency When Performing the Appraisal	No applicable matters.

Disclaimer: This translation is for informational purposes only. If there is any discrepancy between the Japanese version of the English translation, the Japanese version shall prevail.

Property Name	Esty Maison Kawaramachi
Appraisal price	1,930,000,000 yen
Name of appraisal agency	Tanizawa Sogo Appraisal Co., Ltd.
Time of valuation	December 1, 2017
(Unit: thousand yen)
Items	Details	Summary, etc.
Value based on income approach	1,930,000
It was determined that the value based on the income approach calculated using the DCF method, which calculates the value by defining fluctuations on future net operating income, is more persuasive and convincing, so trial calculations were performed using the direct capitalization method, based on the income amount according to the DCF method.

Value based on direct capitalization method	1,960,000
Operating Revenue	122,121
Lease revenue (including common area fee income)	112,974	Assessed as standard and stable lease income and parking lot income.
Parking lot revenue	13,440
Other revenue	4,715	Key money, antenna installation fees, and electricity usage fees recorded.
Vacant premises, etc. loss, etc.	-9,008	Assessed using vacancy rates and parking lots vacancy rates equalized over the medium- to long-term.
Operating Expenses	26,337
Maintenance and management expenses	6,317	Assessed based on service agreements, etc.
Water and utility fees	1,296	Assessed based on expenditure records.
Repair expenses	2,952	Assessed based on engineering reports and similar cases.
Property manager fee	3,522	Assessed based on service agreements (not including CM and LM fees).
Tenant solicitation expenses, etc.	1,448	Assessed based on a turnover rate deemed to be a stable standard, based on the competitiveness of the subject real property and similar properties, etc.
Taxes and other public charges	7,568	Assessed based on FY2017 tax materials.
Non-life insurance premiums	178	Assessed based on non-life insurance materials.
Other expenses	3,053	Assessed based on expenditure records.
Net Operating Income (NOI)	95,784
Revenue from investment of lump sum payments	102	Assessed using an investment yield of 1.0%. Investment income recorded.
Capital expenditure	-3,538	Assessed based on engineering reports and similar cases.
Net Income (NCF)	92,349
Capitalization rate	4.7%
The rate was compared to multiple transactions in neighboring areas and similar areas within the same supply and demand area, etc., we took into account a comprehensive overview of the marketability of the subject real property and trends in the real property market, etc., and took note of the relationship to the discount rate when performing our assessment.

Value based on DCF method	1,920,000
Discount rate	4.8%
We set a base yield for condominiums using the build up method, etc. based on the yield for financial products, and carried out our assessment by incorporating the specified risks for the subject real property into that base yield.

Final capitalization rate	4.9%	We carried out our assessment by incorporating future unpredictability, based on the capitalization rate.
Cost method value	2,110,000	Calculated by making depreciation corrections to the cost of replacement of the subject real property.
Land ratio	62.5%
Building ratio	37.5%

Other Matters Taken Into Consideration by the Appraisal Agency When Performing the Appraisal
Based on a value forming process and request purpose in which a market participant (purchaser) values profitability in the subject real property, as well as the typology as “a lease property and its site,” we used as our standard an income amount that appropriately reflected future profitability for an investor to examine the cost method value and set the appraised price at the income amount.

Disclaimer: This translation is for informational purposes only. If there is any discrepancy between the Japanese version of the English translation, the Japanese version shall prevail.

Property name	Esty Maison Shibaura
Appraisal price	2,910,000,000 yen
Name of appraisal agency	Chuo Real Estate Appraisal Co., Ltd.
Time of valuation	December 1, 2017
(Unit: thousand yen)
Items	Details	Summary, etc.
Value based on income approach	2,910,000	We mutually examined the value based on the income approach using the DCF method and income amount using the direct capitalization method, and adopted the income amount using the DCF method.
Value based on direct capitalization method	3,040,000	Assessed upon capitalization using net income stable over the medium- to long-term.
Operating Revenue	174,082
Lease revenue (including common area fee income)	154,874	Taking into account the new rent if the subject real property were newly leased and rent levels in the neighborhood, etc., we assessed a net income that is stable over the medium- to long-term.
Parking lot revenue	19,488
Other revenue	6,619	Key money, renewal fees, motorbike parking lot income, and electricity charge income, etc. recorded.
Vacant premises, etc. loss, etc.	-6,899
Assessment was performed after setting a rate of utilization (occupancy rate) that is stable over the medium- to long-term taking into account the occupancy records of the subject real property and similar real property, and the unique characteristics of the subject real property, etc.

Operating Expenses	34,970
Maintenance and management expenses	8,654	Assessment was performed taking into account the terms of current agreements as well as cost levels, etc. for similar real property.
Water and utility fees	2,409	Assessed taking into account cost levels of similar real property, based on historical records.
Repair expenses	2,878
Minor repair costs and costs for restoration to original condition expected to be incurred going forward were recorded. The minor repair costs are based on the average annual repair cost estimates provided in the engineering report. Costs for restoration to original condition were assessed based on the records, etc. for similar properties.

Property manager fee	5,202	Assessment was performed taking into account the terms of current agreements as well as cost levels, etc. for similar real property.
Tenant solicitation expenses, etc.	5,807	Assessed based on projected renewal rates and average tenant turnover period, etc.
Taxes and other public charges	9,601	We used the latest actual amounts.
Non-life insurance premiums	167	We used the latest actual amounts.
Other expenses	252	Security camera installation fees recorded.
Net Operating Income (NOI)	139,112
Revenue from investment of lump sum payments	122	Investment yield assessed as 1.0%.
Capital expenditure	-8,651	Expenses expected to be incurred in future were equalized and recorded per annum. The annual average amount of the renewal cost estimate in the engineering report was used.
Net Income (NCF)	130,583
Capitalization rate	4.3%
Assessed taking into account the unique characteristics of the subject real property such as the location, the building, and rights relationships, while also referring to the investment yield for similar real property transactions, etc.

Value based on DCF method	2,910,000
Discount rate	4.1%
Assessed taking into account the unique characteristics of the subject real property such as the location, the building, and rights relationships, while also referring to the investment yield for similar real property transactions, etc.

Final capitalization rate	4.5%
Assessed taking into account the unique characteristics of the subject real property such as the location, the building, and rights relationships, while also referring to the investment yield for similar real property transactions, etc.

Cost method value	2,110,000
Land ratio	78.7%
Building ratio	21.3%

Other Matters Taken Into Consideration by the Appraisal Agency When Performing the Appraisal
As potential purchasers of the subject real property are mainly investors who favor profitability, we only used the cost method value as a reference, and adopted the value based on the income approach.

Disclaimer: This translation is for informational purposes only. If there is any discrepancy between the Japanese version of the English translation, the Japanese version shall prevail.

Property name	Esty Maison Tsutsujigaoka
Appraisal price	911,000,000 yen
Name of appraisal agency	Tanizawa Sogo Appraisal Co., Ltd.
Time of valuation	December 1, 2017
(Unit: thousand yen)
Items	Details	Summary, etc.
Value based on income approach	911,000
It was determined that income approach amount calculated using the DCF method, which calculates the value by defining fluctuations on future net operating income, is more persuasive and convincing, so trial calculations were performed using the direct capitalization method, based on the income amount according to the DCF method.

Value based on direct capitalization method	929,000
Operating Revenue	61,955
Lease revenue (including common area fee income)	57,755	Assessed as standard and stable lease income and parking lot income.
Parking lot revenue	5,832
Other revenue	3,005	Key money, renewal fees, overhead power transmission line compensation, FLETS Hikari electricity usage charges, etc. recorded.
Vacant premises, etc. loss, etc.	-4,637	Assessed using vacancy rates and parking lot vacancy rates equalized over the medium- to long-term.
Operating Expenses	16,968
Maintenance and management expenses	4,039	Assessed based on service agreements, etc.
Water and utility fees	932	Assessed based on expenditure records.
Repair expenses	2,629	Assessed based on engineering reports and similar cases.
Property manager fee	1,768	Assessed based on service agreements (not including CM and LM fees).
Tenant solicitation expenses, etc.	2,317	Assessed based on a turnover rate deemed to be a stable standard, based on the competitiveness of the subject real property and similar properties, etc.
Taxes and other public charges	4,198	Assessed based on FY2017 tax materials.
Non-life insurance premiums	91	Assessed based on non-life insurance materials.
Other expenses	991	Assessed based on expenditure records.
Net Operating Income (NOI)	44,986
Revenue from investment of lump sum payments	88	Assessed using an investment yield of 1.0%. Investment income recorded.
Capital expenditure	-3,261	Assessed based on engineering reports and similar cases.
Net Income (NCF)	41,813
Capitalization rate	4.5%
The rate was compared to multiple transactions in neighboring areas and similar areas within the same supply and demand area, etc., we took into account a comprehensive overview of the marketability of the subject real property and trends in the real property market, etc., and took note of the relationship to the discount rate when performing our assessment.

Value based on DCF method	903,000
Discount rate	4.6%
We set a base yield for condominiums using the build up method, etc. based on the yield for financial products, and carried out our assessment by incorporating the specified risks for the subject real property into that base yield.

Final capitalization rate	4.7%	We carried out our assessment by incorporating future unpredictability, based on the capitalization rate.
Cost method value	850,000	Calculated by making depreciation corrections to the cost of replacement of the subject real property.
Land ratio	57.4%
Building ratio	42.6%

Other Matters Taken Into Consideration by the Appraisal Agency When Performing the Appraisal
Based on a value forming process and request purpose in which a market participant (purchaser) values profitability in the subject real property, as well as the typology as “a lease property and its site,” we used as our standard an income amount that appropriately reflected future profitability for an investor to examine the cost method value and set the appraised price at the income amount.

Note: With respect to amounts of money, amounts under 1,000 yen were rounded down, so in some cases the total amount may not match the figures for operating income, operating expenses, or other items.

*Addresses of the websites of the Two Investment Corporations
Sekisui House Reit, Inc.:                                                         http://sekisuihouse-reit.co.jp/en/
Sekisui House Residential Investment Corporation:          http://www.shi-reit.co.jp/eng/

Attached Materials

Reference Materials 1          Photos of the Appearance, and Maps, of the Assets to be Acquired
Reference Materials 2          Summary of Portfolio After Asset Replacement

Disclaimer: This translation is for informational purposes only. If there is any discrepancy between the Japanese version of the English translation, the Japanese version shall prevail.

Reference Materials 1 Photos of the Appearance, and Maps, of the Assets to be Acquired

(1) Prime Maison Shirokanedai Tower

Disclaimer: This translation is for informational purposes only. If there is any discrepancy between the Japanese version of the English translation, the Japanese version shall prevail.

(2) Prime Maison Otsuka

Disclaimer: This translation is for informational purposes only. If there is any discrepancy between the Japanese version of the English translation, the Japanese version shall prevail.

Disclaimer: This translation is for informational purposes only. If there is any discrepancy between the Japanese version of the English translation, the Japanese version shall prevail.

 (3) Prime Maison Asakusabashi

Disclaimer: This translation is for informational purposes only. If there is any discrepancy between the Japanese version of the English translation, the Japanese version shall prevail.

(4) Prime Maison Daikanyama

Disclaimer: This translation is for informational purposes only. If there is any discrepancy between the Japanese version of the English translation, the Japanese version shall prevail.

(5) Prime Maison Gotenyama West

Disclaimer: This translation is for informational purposes only. If there is any discrepancy between the Japanese version of the English translation, the Japanese version shall prevail.

(6) Esty Maison Toyosu Residence

Disclaimer: This translation is for informational purposes only. If there is any discrepancy between the Japanese version of the English translation, the Japanese version shall prevail.

Reference Materials 2: Summary of Portfolio After Asset Replacement

■ List of SHI’s Current Portfolio (excluding the Assets to be Sold)

Use	Property name	Location	Date of acquisition	(Expected) purchase price (million yen) (Note 1)	(Expected) investment ratio (%) (Note 2)
Residence	Esty Maison Ginza	Chuo-ku, Tokyo	August 2, 2005	6,390	1.5
	Esty Maison Azabunagasaka	Minato-ku, Tokyo	August 2, 2005	1,760	0.4
	Esty Maison Ebisu II	Shibuya-ku, Tokyo	August 2, 2005	2,000	0.5
	Esty Maison Ebisu	Shibuya-ku, Tokyo	August 2, 2005	855	0.2
	Esty Maison Kanda	Chiyoda-ku, Tokyo	August 2, 2005	1,570	0.4
	Esty Maison Kitashinjuku	Shinjuku-ku, Tokyo	August 2, 2005	1,550	0.4
	Esty Maison Asakusakomagata	Taito-ku, Tokyo	August 2, 2005	2,140	0.5
	Esty Maison Kawasaki	Kawasaki-shi, Kanagawa	August 2, 2005	2,360	0.5
	Esty Maison Yokohama	Yokohama-shi, Kanagawa	February 28, 2007	2,130	0.5
	Esty Maison Kameido	Koto-ku, Tokyo	January 31, 2006	1,580	0.4
	Esty Maison Meguro	Meguro-ku, Tokyo	February 1, 2006	1,060	0.2
	Esty Maison Sugamo	Toshima-ku, Tokyo	March 9, 2007	1,590	0.4
	Esty Maison Kyobashi	Osaka-shi, Osaka	April 3, 2006	2,970	0.7
	Esty Maison Hakuraku	Yokohama-shi, Kanagawa	April 3, 2006	932	0.2
	Esty Maison Minamihorie	Osaka-shi, Osaka	March 9, 2007	1,040	0.2
	Esty Maison Gotanda	Shinagawa-ku, Tokyo	September 14, 2006	3,090	0.7
	Esty Maison Oisendaizaka	Shinagawa-ku, Tokyo	September 14, 2006	2,730	0.6
	Esty Maison Shinagawa Seaside	Shinagawa-ku, Tokyo	September 14, 2006	2,010	0.5
	Esty Maison Minamiazabu	Minato-ku, Tokyo	October 23, 2006	1,220	0.3
	Esty Maison Tsukamoto	Osaka-shi, Osaka	December 1, 2006	1,080	0.2
	Esty Maison Kawasaki II	Kawasaki-shi, Kanagawa	March 28, 2007	1,860	0.4
	Esty Maison Azabujuban	Minato-ku, Tokyo	May 11, 2007	2,620	0.6
	Esty Maison Itabashihoncho	Itabashi-ku, Tokyo	August 21, 2007	927	0.2
	Esty Maison Oizumigakuen	Nerima-ku, Tokyo	August 21, 2007	773	0.2
	Esty Maison Higashishinagawa	Shinagawa-ku, Tokyo	July 1, 2008	2,400	0.5
	Esty Maison Itabashikuyakushomae	Itabashi-ku, Tokyo	November 1, 2007	2,480	0.6
	Esty Maison Musashikoyama	Shinagawa-ku, Tokyo	November 30, 2007	1,040	0.2
	Esty Maison Sendagi	Bunkyo-ku, Tokyo	February 6, 2008	697	0.2
	Esty Maison Yotsuyasakamachi	Shinjuku-ku, Tokyo	April 25, 2008	2,090	0.5
	Esty Maison Hakatahigashi	Fukuoka-shi, Fukuoka	March 26, 2008	2,400	0.5
	Esty Maison Kamigofuku	Fukuoka-shi, Fukuoka	April 25, 2008	821	0.2
	Esty Maison Sangenjaya	Setagaya-ku, Tokyo	December 15, 2008	824	0.2
	Prime Maison Musashinonomori	Kodaira-shi, Tokyo	October 1, 2010	1,860	0.4
	Prime Maison Higashisakura	Nagoya-shi, Aichi	October 1, 2010	1,490	0.3
	Prime Maison Kayabakoen	Nagoya-shi, Aichi	October 1, 2010	787	0.2
	Esty Maison Sangenjaya II	Setagaya-ku, Tokyo	March 25, 2011	786	0.2
	Esty Maison Itabashi C6	Itabashi-ku, Tokyo	June 10, 2011	2,640	0.6
	MAST Hakata	Fukuoka-shi, Fukuoka	February 1, 2012	2,360	0.5
	Esty Maison Kinshicho	Sumida-ku, Tokyo	February 1, 2012	1,220	0.3
	Esty Maison Musashikoganei	Koganei-shi, Tokyo	March 2, 2012	1,740	0.4
	Prime Maison Gokiso	Nagoya-shi, Aichi	April 2, 2012	1,890	0.4
	Prime Maison Yuhigaoka	Osaka-shi, Osaka	April 2, 2012	909	0.2

Disclaimer: This translation is for informational purposes only. If there is any discrepancy between the Japanese version of the English translation, the Japanese version shall prevail.

Residence	Prime Maison Kitatanabe	Osaka-shi, Osaka	April 2, 2012	601	0.1
	Prime Maison Momochihama	Fukuoka-shi, Fukuoka	April 2, 2012	1,900	0.4
	Esty Maison Akihabara	Taito-ku, Tokyo	June 29, 2012	1,980	0.5
	Esty Maison Sasazuka	Shibuya-ku, Tokyo	September 5, 2012	3,350	0.8
	Prime Maison Ginza East	Chuo-ku, Tokyo	October 1, 2012	6,160	1.4
	Prime Maison Takami	Nagoya-shi, Aichi	October 1, 2012	1,050	0.2
	Prime Maison Yadaminami	Nagoya-shi, Aichi	October 1, 2012	821	0.2
	Prime Maison Teriha	Fukuoka-shi, Fukuoka	October 1, 2012	1,360	0.3
	Esty Maison Higashishirakabe	Nagoya-shi, Aichi	October 1, 2012	1,580	0.4
	Esty Maison Sengoku	Bunkyo-ku, Tokyo	February 8, 2013	1,360	0.3
	Esty Maison Daizawa	Setagaya-ku, Tokyo	February 8, 2013	2,280	0.5
	Esty Maison Togoshi	Shinagawa-ku, Tokyo	February 8, 2013	1,730	0.4
	Esty Maison Nishitenma	Osaka-shi, Osaka	March 1, 2013	1,680	0.4
	Esty Maison Shirokanedai	Shinagawa-ku, Tokyo	March 1, 2013	2,390	0.5
	Esty Maison Higashishinjuku	Shinjuku-ku, Tokyo	May 1, 2013	1,640	0.4
	Esty Maison Motoazabu	Minato-ku, Tokyo	May 1, 2013	1,510	0.3
	Esty Maison Toritsudaigaku	Meguro-ku, Tokyo	May 1, 2013	842	0.2
	Esty Maison Musashikoyama II	Shinagawa-ku, Tokyo	May 1, 2013	1,040	0.2
	Esty Maison Nakano	Nakano-ku, Tokyo	May 1, 2013	1,870	0.4
	Esty Maison Shinnakano	Nakano-ku, Tokyo	May 1, 2013	1,020	0.2
	Esty Maison Nakanofujimicho	Nakano-ku, Tokyo	May 1, 2013	967	0.2
	Esty Maison Tetsugakudo	Nakano-ku, Tokyo	May 1, 2013	1,170	0.3
	Esty Maison Koenji	Suginami-ku, Tokyo	May 1, 2013	1,140	0.3
	Esty Maison Oshiage	Sumida-ku, Tokyo	May 1, 2013	2,440	0.6
	Esty Maison Akabane	Kita-ku, Tokyo	May 1, 2013	3,300	0.8
	Esty Maison Oji	Kita-ku, Tokyo	May 1, 2013	1,660	0.4
	Prime Maison Waseda	Shinjuku-ku, Tokyo	October 1, 2013	1,580	0.4
	Prime Maison Hatchobori	Chuo-ku, Tokyo	October 1, 2013	1,460	0.3
	Prime Maison Jinbocho	Chiyoda-ku, Tokyo	October 1, 2013	1,920	0.4
	Prime Maison Gotenyama East	Shinagawa-ku, Tokyo	October 1, 2013	2,820	0.6
	MAST LIFE Akihabara	Chiyoda-ku, Tokyo	January 21, 2014	555	0.1
	Esty Maison Aoi	Nagoya-shi, Aichi	January 31, 2014	2,490	0.6
	Esty Maison Yakuin	Fukuoka-shi, Fukuoka	March 28, 2014	2,370	0.5
	Esty Maison Kinshicho II	Sumida-ku, Tokyo	May 1, 2014	8,340	1.9
	Esty Maison Ojima	Koto-ku, Tokyo	May 1, 2014	8,730	2.0
	Prime Maison Fujimidai	Nagoya-shi, Aichi	May 1, 2014	2,080	0.5
	Esty Maison Tsurumai	Nagoya-shi, Aichi	May 1, 2014	4,500	1.0
	Prime Maison Morishita	Koto-ku, Tokyo	November 4, 2014	1,920	0.4
	Prime Maison Shinagawa	Shinagawa-ku, Tokyo	November 4, 2014	1,980	0.5
	Prime Maison Odori Koen	Sapporo-shi, Hokkaido	November 4, 2014	3,160	0.7
	Prime Maison Minami 2-jo	Sapporo-shi, Hokkaido	November 4, 2014	1,940	0.4
	Prime Maison Kamokamogawa	Sapporo-shi, Hokkaido	November 4, 2014	1,250	0.3
	Prime Maison Central Park	Fukuoka-shi, Fukuoka	November 4, 2014	2,309	0.5
	MAST LIFE Yahiro	Sumida-ku, Tokyo	November 4, 2014	1,910	0.4
	Prime Maison Ebisu	Shibuya-ku, Tokyo	January 15, 2015	4,360	1.0

Disclaimer: This translation is for informational purposes only. If there is any discrepancy between the Japanese version of the English translation, the Japanese version shall prevail.

Residence	Granmast Kanazawa Nishiizumi	Kanazawa-shi, Ishikawa	April 2, 2015	1,090	0.2
	Granmast Unomori	Yokkaichi-shi, Mie	April 2, 2015	830	0.2
	Esty Maison Kohokutsunashima	Yokohama-shi, Kanagawa	July 10, 2015	2,751	0.6
	MAST LIFE Hino	Hino-shi, Tokyo	October 1, 2015	1,390	0.3
	Prime Maison Yokohama Nihon-Odori	Yokohama-shi, Kanagawa	January 29, 2016	4,790	1.1
	Kobe Women’s Student Housing	Kobe-shi, Hyogo	March 1, 2016	5,880	1.3
	Prime Maison Shibuya	Shibuya-ku, Tokyo	April 1, 2016	2,360	0.5
	Prime Maison Hatsudai	Shibuya-ku, Tokyo	April 1, 2016	2,940	0.7
	Esty Maison Uemachidai	Osaka-shi, Osaka	April 1, 2016	1,020	0.2
	Esty Maison Kobe-Sannomiya	Kobe-shi, Hyogo	April 1, 2016	976	0.2
	Prime Maison Shirokane-Takanawa	Minato-ku, Tokyo	November 1, 2016	4,800	1.1
	Prime Maison Ichigaya Yamabushicho	Shinjuku-ku, Tokyo	November 1, 2016	4,220	1.0
	Esty Maison Morishita	Sumida-ku, Tokyo	March 17, 2017	643	0.1
Residence – subtotal				210,876	47.9
Commercial facility	Hamamatsu Plaza	Hamamatsu-shi, Shizuoka	July 28, 2005	2,891	0.7
Commercial facility – subtotal				2,891	0.7
SHI’s current portfolio (excluding the Assets to be Sold) total				213,767	48.6

■ List of SHR’s current portfolio

Use	Property name	Location	Date of acquisition	(Expected) purchase price (million yen) (Note 1)	(Expected) investment ratio (%) (Note 2)
Office building	Garden City Shinagawa Gotenyama	Shinagawa-ku, Tokyo	December 3, 2014 May 24, 2016 May 24, 2017	59,600	13.6
	Gotenyama SH Building	Shinagawa-ku, Tokyo	December 3, 2014	51,500	11.7
	Hommachi Minami Garden City	Osaka-shi, Osaka	December 3, 2014	23,100	5.3
	Hommachi Garden City (Office building portion)	Osaka-shi, Osaka	May 19, 2015	38,600	8.8
	HK Yodoyabashi Garden Avenue	Osaka-shi, Osaka	May 24, 2016	4,400	1.0
	Hirokoji Garden Avenue	Nagoya-shi, Aichi	May 24, 2016	6,350	1.4
Office building – subtotal				183,550	41.7
Hotel	Hommachi Garden City (Hotel portion)	Osaka-shi, Osaka	May 24, 2017	17,200	3.9
Hotel – subtotal				17,200	3.9
SHR’s current portfolio total				200,750	45.6

■ Assets to be Acquired

Use	Property name	Location	Scheduled acquisition date	(Expected) purchase price (million yen) (Note 1)	(Expected) investment ratio (%) (Note 2)
Residence	Prime Maison Shirokanedai Tower	Shinagawa-ku, Tokyo	May 1, 2018	7,950	1.8
	Prime Maison Otsuka	Toshima-ku, Tokyo		3,700	0.8
	Prime Maison Asakusabashi	Taito-ku, Tokyo		1,680	0.4
	Prime Maison Daikanyama	Meguro-ku, Tokyo		2,520	0.6
	Prime Maison Gotenyama West	Shinagawa-ku, Tokyo		3,400	0.8
	Esty Maison Toyosu Residence	Koto-ku, Tokyo		6,050	1.4
Assets to be Acquired – total				25,300	5.8

Disclaimer: This translation is for informational purposes only. If there is any discrepancy between the Japanese version of the English translation, the Japanese version shall prevail.

■ Assets to be Sold

Use	Property name	Location	Scheduled sale date	Planned sale price (million yen) (Note 3)
Residence	Esty Maison Machida	Machida-shi, Tokyo	May 1, 2018	Undisclosed
	Esty Maison Shinkawasaki	Kawasaki-shi, Kanagawa
	Esty Maison Megurohoncho	Meguro-ku, Tokyo
	Esty Maison Joto	Osaka-shi, Osaka
	Esty Maison Tenjinhigashi I	Fukuoka-shi, Fukuoka
	Esty Maison Tenjinhigashi II	Fukuoka-shi, Fukuoka
	Esty Maison Shijonishinotoin	Kyoto-shi, Kyoto
	Esty Maison Hachiojiminamino	Hachioji-shi, Tokyo
	Esty Maison Nishinakajima	Osaka-shi, Osaka
	Esty Maison Kawaramachi	Osaka-shi, Osaka
	Esty Maison Shibaura	Minato-ku, Tokyo
	Esty Maison Tsutsujigaoka	Chofu-shi, Tokyo
Assets to be Sold – total				16,400

■ New SHR’s portfolio after Asset Replacement (as of May 1, 2018)

Use	Number of properties (Note 3)	(Expected) purchase price (million yen) (Note 1)	(Expected) investment ratio (%) (Note 2)
Residence	106 properties	236,176	53.7
Office buildings	6 properties	183,550	41.7
Hotel	1 property	17,200	3.9
Commercial facility, etc.	1 property	2,891	0.7
Total	113 properties	439,817	100.0

Note 1:
“(Expected) purchase price” uses the price calculated at the end of the most recent fiscal year (the fiscal year ended September 30, 2017 (24th business year)) for assets held by SHI (excluding Assets to be Sold), and for assets held by SHR the planned acquisition price is used, and the assets to be acquired use planned acquisition price, which are all provided, and differ from the actual amounts received by New SHR. Please note that amounts of less than one million yen are rounded down.

Note 2:
“(Expected) investment ratio” sets forth the percentage that the respective asset’s (expected) acquisition price or the planned acquisition price of assets to be acquired make up of the total (expected) acquisition price (rounded off to two decimal places) of assets held by New SHR after the Asset Replacement.

Note 3:	The planned sale price for the Assets to be Sold has not been disclosed since the purchasers have not given approval for such disclosure.
Note 4:
Hommachi Garden City is listed separately as unit ownership of an office building and unit ownership of a hotel for the office and hotel sections respectively, and listed as one whole building when calculating the total number of properties. Therefore, the figure given in the total section differs from the total of all items.

Disclaimer: This translation is for informational purposes only. If there is any discrepancy between the Japanese version of the English translation, the Japanese version shall prevail.